As Filed With The Securities And Exchange Commission On August 16, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Team Health, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Tennessee	8090	62-1562558
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1900 Winston Road
Suite 300
Knoxville, Tennessee 37919
(865) 693-1000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

c/o David Jones
Chief Financial Officer
1900 Winston Road, Suite 300
Knoxville, Tennessee 37919
(800) 342-2898
(Names, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copies To:

Joshua N. Korff, Esq. Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022-4675 (212) 446-4800	Dennis Friedman, Esq. Barbara Becker, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193 (212) 351-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee

Common Stock, $0.01 par value	$172,500,000	$20,304

(1)	This amount represents the proposed aggregate offering price of the securities registered hereunder to be sold by the registrant and the selling shareholders. These figures are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares of common stock that the underwriters have an option to purchase solely to cover over-allotments, if any.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated August 16, 2005.
PROSPECTUS
                                 Shares
Team Health, Inc.
Common Stock

This is the initial public offering of Team Health, Inc. No public market currently exists for our common stock.
We currently anticipate the initial public offering price of our common stock to be between $          and $           per share. We intend to apply for listing of the common stock on The New York Stock Exchange under the symbol “THH”.
We are offering                      shares of common stock. The selling shareholders identified in this prospectus are offering an additional                      shares. We will not receive any of the proceeds from the sale of shares being sold by the selling shareholders.
The selling shareholders have granted the underwriters a 30-day option to purchase up to an additional            shares on the same terms and conditions as set forth above if the underwriters sell more than            shares of common stock in this offering.
Investing in our securities involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Team Health, Inc.	$	$
Proceeds, before expenses, to selling shareholders	$	$
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Delivery of shares will be made on or about                     , 2005.

Lehman Brothers	Merrill Lynch & Co.

JPMorgan

The date of this prospectus is                         , 2005

IMPORTANT NOTICE TO READERS
You should rely only on the information contained in this prospectus or to which we have referred you. We and the selling shareholders have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used in jurisdictions where offers and sales of the securities are permitted. You should not assume that information contained in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of when this prospectus is delivered or when any sale of our securities occurs.

i

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
      This prospectus includes “forward-looking statements.” Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “may,” “plan,” “project,” “predict” and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies.
      Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

•	general economic conditions;

•	the adequacy of our insurance coverage and insurance reserves;

•	our ability to generate cash flow to service our debt obligations;

•	the outcome of government investigations of certain of our business practices;

•	our ability to maintain or implement complex information systems;

•	our ability to successfully integrate strategic acquisitions;

•	our ability to continue to recruit and retain qualified healthcare professionals and our ability to attract and retain operational personnel;

•	our ability to enter into and retain contracts with hospitals, military treatment facilities and other healthcare facilities on attractive terms;

•	the general level of emergency department patient volumes at our clients’ facilities;

•	the effect and interpretation of current or future government regulation of the healthcare industry, and our ability to comply with these regulations;

•	changes in rates or methods of government payments for our services;

•	competition in our market;

•	our reliance on third-party-payers;

•	our exposure to professional liability lawsuits and governmental agency investigations;

•	our future capital needs and ability to obtain future financing;

•	our ability to carry out our business strategy; and

•	the control of our company by our controlling shareholders.
      We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed under the heading “Risk Factors” in this prospectus.
INDUSTRY AND MARKET DATA
      The market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

ii

PROSPECTUS SUMMARY
      References to “Team Health,” “we,” “our,” and “us” refer to Team Health, Inc., its predecessors, its subsidiaries and its affiliated medical groups. This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which this prospectus refers.
      Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.
Overview
Our Company
      Team Health is the largest provider of outsourced physician staffing and administrative services to hospitals and other healthcare providers in the United States, based upon revenues and patient visits. We serve more than 470 hospital clients and their affiliated clinics and surgical centers in 44 states with a team of approximately 4,700 physicians, mid-level practioners and nurses. Since our inception in 1979, we have focused primarily on providing outsourced services to hospital emergency departments, which accounted for 72% of our net revenues less provision for uncollectibles in the six months ended June 30, 2005. We also provide comprehensive programs for inpatient care (hospitalist), radiology, anesthesiology, pediatrics and other healthcare services, principally within hospitals and other healthcare facilities.
      Emergency departments, or EDs, generate approximately 40% of all hospital admissions, making this department critical to a hospital’s patient satisfaction rates and overall success. This dynamic, combined with the challenges involved in billing and collections and physician recruiting and retention, leads many hospitals to utilize companies like Team Health for outsourced staffing and management. Our revenues from ED contracts increased by 22% from 2001 to 2004. The emergency departments that we staff generally are located in larger hospitals that treat over 15,000 patients annually in the ED. We believe that our experience and expertise in managing the complexity of these high volume emergency departments enables our hospital clients to provide higher quality and more efficient physician and administrative services. In this type of environment we can establish long-term relationships, recruit and retain high quality physicians and other providers and staff, and generate attractive payer mixes and profit margins.
      We target clinical areas that face severe physician shortages and growing demand for services because many healthcare facilities lack the infrastructure and personnel necessary to identify and attract specialized, career-oriented physicians. We offer the following range of physician and non-physician staffing and administrative services to our clients:

•	recruiting, scheduling and credentials coordination for clinical and non-clinical medical professionals;

•	coding, billing and collection of fees for services provided by medical professionals;

•	administrative support services, such as payroll, insurance coverage, continuing medical education services and management training; and

•	claims and risk management services.
Industry Overview
      With the increasing complexity of clinical, regulatory, managed care and reimbursement matters in today’s healthcare environment, healthcare facilities are under significant pressure from the government and private payers both to improve the quality and reduce the cost of care. Furthermore, most healthcare facilities do not have billing systems that properly handle the large volumes of payments that are typical in the emergency and other specialty departments. Finally, hospitals may lack the resources to recruit physicians and other providers in those same specialty areas effectively. In response to these factors, healthcare facilities have increasingly outsourced the staffing and management of multiple clinical areas to companies with specialized skills, standardized models and information technology to improve service, increase the overall quality of care and reduce administrative costs. The market for outsourced services tends to be highly fragmented, consisting of many local providers that often lack the operating capital, experience, breadth of services and sophisticated information technology necessary to meet the complex needs of hospitals. As a result, healthcare facilities are seeking third-party staffing providers with the billing expertise, IT infrastructure and systems necessary to reduce their administrative burden and effectively manage the complexity of these services.
Competitive Strengths
      We believe that our competitive position as the largest provider of outsourced physician staffing and administrative services to hospitals and other healthcare providers is attributable to a number of key strengths, including the following:

Trusted Reputation for Consistent and Reliable Services. With more than 25 years in the industry, we believe we are one of the country’s most experienced and trusted providers of outsourced physician staffing and administrative services. This is evidenced by our overall ED contract retention rate of more than 90% and our recent physician survey, in which 97% of respondents indicated that we were attending to business functions in a way that allowed them to focus on their patients and their clinical practices.

Leading Market Position. We are the largest national provider of physician staffing and administrative services to hospitals and other healthcare providers in the United States, based upon revenues and patient visits. We believe our scale generates significant cost efficiencies that are generally not available to smaller competitors. As a full-service provider with both a comprehensive understanding of changing healthcare regulations and policies and the management information systems that provide support to manage these changes, we believe we are well positioned to maintain and grow our market share from other service providers and from new outsourcing opportunities.

Regional Operating Models Supported by a National Infrastructure. Our 13 regional management sites are supported by our national infrastructure, which includes integrated information systems and standardized procedures. This allows us to deliver locally focused services with the resources and sophistication of a national provider. Many of these regional sites were independent local companies that we added through acquisition. These businesses have been fully integrated, but originated locally and have retained their roots in their communities. Our local presence results in responsive service and high physician retention rates, which allow us to market our services effectively to local hospital decision makers.

Significant Investment in Information Systems and Procedures. Our proprietary information systems link our regional management sites, allowing our best practices and procedures to be delivered and implemented nationally. The sophistication of our information systems has enhanced our reimbursement and billing and collections productivity and results in what we believe to be among the industry’s lowest average cost per patient billed and average recruiting cost per physician.

Financial Performance. We believe that financial stability, including a demonstrated ability to pay providers in a timely manner and provide adequate professional liability insurance, is one of the key discriminating factors used by clients in the healthcare industry when choosing outsourcing providers. We have generated positive operating cash flow for each of the last five years. Cash flow from operations for the six months ended June 30, 2005 was approximately $28.0 million. We believe that our operating cash needs will continue to be met through cash generated from operations.

Risk Management. We have a comprehensive risk management program designed to prevent or minimize medical errors and attendant professional liability claims. Our national presence across 44 states enables us to share best practices in risk management throughout our 13 regional management sites. The breadth and depth of our efforts in this area are a critical component of our business strategy and ability to meet our client retention and acquisition goals. Over the last two years, we have significantly reduced the number of new patient claims filed. In 2003 and 2004, claims declined 12% and 26%, respectively.

Ability to Recruit and Retain High Quality Physicians. While our local presence provides us with the knowledge to properly match physicians with hospitals and other facilities, our national presence and infrastructure enable us to provide physicians with flexible work hours, a variety of practice opportunities, extensive continuing medical education activities, advanced information and reimbursement systems and standardized procedures. We believe this flexibility, combined with fewer administrative burdens, improves our physician retention rates and helps to stabilize our contract base. We also believe we have among the highest physician retention rates in the industry.

Experienced Management Team with Significant Equity Ownership. Our senior management team has an average of over 20 years experience in the outsourced physician staffing and medical services industries. Our Chief Executive Officer, H. Lynn Massingale, M.D., co-founded Team Health’s predecessor entity in 1979. After the offering, members of our management team will have, with the inclusion of performance-based options, an indirect fully diluted ownership interest of approximately % of Team Health, Inc. As a result of this substantial equity interest, we believe our management team has a significant incentive to maintain and grow our client base, and increase our revenue and profitability.
Business Strategy
      We intend to utilize our competitive strengths to capitalize on favorable industry trends and execute on the following business strategies:

Increase Revenues from Existing Customers. We have a strong record of achieving growth in revenues from our existing customer base, primarily as a result of increased patient volumes, enhanced billing and collections and the addition of new services. In 2004 and the six months ended June 30, 2005, net revenues less provision for uncollectibles from same contracts, grew by approximately 4.2% and 13.2% on a year-over-year and period-over-period basis, respectively.

Capitalize on Outsourcing Opportunities to Win New Contracts. As hospitals and other healthcare providers continue to experience pressure from managed care companies and other payers to reduce costs while maintaining or improving the quality of service, we believe hospitals and other contracting parties will increasingly turn to a single-source with an established track record of success for outsourced physician staffing and administrative services. We believe our leading market position and competitive strengths, along with an increased investment in our sales force in late 2004, favorably position us to capitalize on growth in outsourcing opportunities.

Increase Revenue from Additional Clinical Areas. Complementing our core ED staffing business are opportunities to further grow revenues of our inpatient services (hospitalist), radiology, anesthesiology and pediatrics service offerings. We believe we are well positioned to increase our market share in these areas due to our ability to leverage our infrastructure and existing client relationships as well as our recruiting and risk management expertise.

Leverage Infrastructure to Enhance Profitability. Our revenue growth strategy along with our established regional and corporate infrastructure is designed to allow for continued enhancement of profitability. Our information systems and economies of scale allow us to enhance profitability with revenue growth without compromising the quality of operations or clinical care. Our strategy to continually reduce costs, improve efficiencies and provide employee incentives in order to maximize our profitability.

Focus on Risk Management. Through our risk management staff, quality assurance staff and medical directors, we conduct an aggressive risk management program for loss prevention and early intervention in order to prevent or minimize medical professional liability claims. We have a proactive role in promoting early reporting, evaluation and resolution of serious incidents that may evolve into claims or suits.

Pursue Selective Acquisitions. Although we are the largest national provider of outsourced physician staffing and administrative services in the U.S. based on revenues and patient visits, our current market share is less than 10%. We intend to acquire complementary businesses selectively in the fragmented outsourcing market.
Company Information
      Team Health, Inc., a Tennessee corporation incorporated in 1994, and its predecessor have been operating as a business since 1979. Our principal executive offices are located at 1900 Winston Road, Suite 300, Knoxville, Tennessee 37919, and our telephone number at that address is (865) 693-1000. Our website address is http://www.teamhealth.com. The information on our website is not part of this prospectus.

The Offering
      The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the common stock, see “Description of Capital Stock” in this prospectus.

Common stock we are offering	shares

Common stock the selling shareholders are offering	shares, of which will be offered by Madison Dearborn Capital Partners II, L.P. (“Madison Dearborn Partners”) Cornerstone Equity Investors IV, L.P. (“Cornerstone Equity Investors”) and Beecken Petty O’Keefe and Company. See “Principal and Selling Shareholders.” Following the offering, Madison Dearborn Partners, LLC, Cornerstone Equity Investors, LLC and Beecken Petty O’Keefe and Company will continue to own % of our outstanding common stock.

Common stock to be outstanding after the offering	shares

Use of proceeds	We will use the proceeds of the sale of our common stock for the repayment of debt. We will not receive any proceeds from the sale of shares of common stock offered by selling shareholders. See “Use of Proceeds.”

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our senior credit and term loan facilities as well as our senior subordinated notes and may be further restricted by the terms of any future debt or preferred securities.

Risk factors	See “Risk Factors” beginning on page 6 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed NYSE symbol	“THH”

Summary Historical Consolidated Financial Data
      The following table presents our summary historical consolidated financial data for the fiscal years ended December 31, 2002, December 31, 2003 and December 31, 2004, which are derived from our audited consolidated financial statements and the notes to those statements. The table also presents our summary historical consolidated financial statements and data for the six months ended June 30, 2004 and 2005, which are derived from our unaudited consolidated financial statements and the notes to those statements. Operating results for the six fiscal months ended June 30, 2004 and 2005 are not necessarily indicative of the results that may be expected for the entire fiscal year. Because the data in this table are only a summary and does not provide all of the data contained in our financial statements, the information should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

							Six Months Ended
	Year Ended December 31,						June 30,

	2002		2003		2004		2004		2005

							(Unaudited)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net revenues less provision for uncollectibles		$834,098		$999,746		$1,008,691		$517,404		$508,308
Gross profit		161,533		137,367		194,630		101,565		123,273
General and administrative expenses		81,744		95,554		100,473		48,819		50,765
Impairment losses		2,322		168		73,177		65,819		1,560
Refinancing costs		3,389		—		14,731		14,731		—
Depreciation and amortization		20,015		22,018		13,689		6,944		6,166
Interest expense, net		23,906		23,343		28,949		14,326		13,913
Provision (benefit) for income taxes		13,198		(1,410)		11,436		6,266		18,641
Net earnings (loss)		16,138		(2,811)		(49,212)		(55,953)		30,066
Dividends on preferred stock		13,129		14,440		3,602		3,602		—

Net earnings (loss) attributable to common shareholders		$3,009		$(17,251)		$(52,814)		$(59,555)		$30,066

Per Share Data:
Net income (loss) per common share:
Basic	$		$		$		$		$
Diluted	$		$		$		$		$

	June 30, 2005

			Pro Forma
	Actual	Adjustments	As Adjusted

	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,187	$	$
Working capital	71,049
Total assets	560,396
Total debt	347,975
Total shareholders’ equity (deficit)	(167,537)

RISK FACTORS
      Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock.
      In addition, please read “Special Note About Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.
Risks Relating to Our Business
Laws and regulations that regulate payments for medical services by government sponsored healthcare programs could cause our revenues to decrease.
      Our affiliated physician groups derive a significant portion of their net revenues less provision for uncollectibles from payments made by government sponsored healthcare programs such as Medicare and state reimbursed programs. There are public and private sector pressures to restrain healthcare costs and to restrict reimbursement rates for medical services. Any change in reimbursement policies, practices, interpretations, regulations or legislation that places limitations on reimbursement amounts or practices could significantly affect hospitals, and consequently affect our operations unless we are able to renegotiate satisfactory contractual arrangements with our hospital clients and contracted physicians. Reductions in amounts paid by government programs for physician services or changes in methods or regulations governing payment could cause our revenues and profits to decline.
      We believe that regulatory trends in cost containment will continue. We cannot assure you that we will be able to offset reduced operating margins through cost reductions, increased volume, the introduction of additional procedures or otherwise. In addition, we cannot assure you that the federal government will not impose reductions in the Medicare physician fee schedule in the future. Any such reductions could reduce our revenues.
      On November 2, 2004, Centers for Medicare and Medicaid Services, or CMS, issued its updates to the Physician Fee Schedule payment rates for 2005. The 2005 Physician Fee Schedule payment rate updates, mandated by the Medicare Modernization Act, provide that the update to the conversion factor for physicians’ services for 2005 will increase by approximately 1.5%. As a result of the legislative change, we estimate that we will realize an increase in such revenues in 2005 from Medicare and other related revenue sources of approximately $2.0 million. In addition to the 1.5% increase provided as a result of the Medicare Modernization Act, an additional 5.0% payment is provided starting in 2005 when a hospital is located within a Physician Scarcity Area, or PSA. This is estimated to increase revenues in 2005 by $1.0 million.
      On August 1, 2005, CMS issued a proposed rule containing updates to its Physician Fee Schedule payment rates for 2006. The proposed rule is subject to a comment period and final adoption. If the proposed rule is adopted as a final rule, then payment rates under the Physician Fee Schedule will decrease by 4.3%, effective January 1, 2006. In the event that the 4.3% rate reduction becomes effective in 2006, we estimate that it will negatively affect our revenues from Medicare and other revenue sources whose rates are linked to changes in the Medicare fee schedule rates by an estimated $6.4 million. Additional changes in managed care revenues are possible if fee schedules maintained by certain of such organizations are revised based on the Medicare fee schedule changes.
If governmental authorities determine that we violate Medicare reimbursement regulations, our revenues may decrease and we may have to restructure our method of billing and collecting Medicare payments.
      The Medicare Prescription Drug Improvement and Modernization Act of 2003 amended the Medicare reassignment statute as of December 8, 2003 to permit our independent contractor physicians to reassign their Medicare receivables to us. We have begun to restructure our method of billing and collecting Medicare payments in light of this new statutory reassignment exception.
      Under the new reassignment arrangement, many of our independent contractor physicians now reassign their Medicare receivables to us, so that Medicare carriers send payments for those physicians’ services directly to us. In cases where we have not yet converted to the new reassignment arrangement, we still use a

“lockbox” model which we implemented shortly after notifying Medicare carriers of the details of our lockbox billing arrangements in December 1997. For the lockbox arrangements still in effect, Medicare carriers send payments for the physician services to a lockbox bank account under the control of the physician. The physician, fulfilling his contractual obligations to us, then directs the bank to transfer the funds in that bank account into a company bank account. In return, we pay the physician an agreed amount for professional services provided and provide management and administrative services to or on behalf of the physician or physician group.
      With respect to Medicare services that physicians employed by physician-controlled professional corporations render, Medicare carriers send payments for physician services to a group account under the group’s control. While we seek to comply substantially with applicable Medicare reimbursement regulations, we cannot assure you that government authorities would find that we comply in all respects with these regulations.
      We utilize physician assistants and nurse practitioners, sometimes referred to collectively as “midlevel practitioners,” to provide care under the supervision of our physicians. State and federal laws require that such supervision be performed and documented using specific procedures. For example, in some states some or all of the midlevel practitioner’s chart entries must be countersigned. Under applicable Medicare rules, the midlevel practitioner’s services are reimbursed at a rate equal to 85% of the physician fee schedule amount and we do not bill separately for the supervising physician’s services. However, when a midlevel practitioner assists a physician who is directly and personally involved in the patient’s care, we often bill for the services of the physician at the full physician fee schedule rates and do not bill separately for the midlevel practitioner’s services. We believe our billing and documentation practices related to our use of midlevel practitioners comply with applicable state and federal laws, but we cannot assure you that enforcement authorities will not find that our practices violate such laws.
      When our services are covered by multiple third party payers, such as a primary and a secondary payer, financial responsibility must be allocated among the multiple payers in a process known as “coordination of benefits,” or COB. The rules governing COB are complex, particularly when one of the payers is Medicare or another government program. Under these rules, in some cases Medicare or other government payers can be billed as a “secondary payer” only after recourse to a primary payer (e.g., a liability insurer) has been exhausted. In some instances, multiple payers may reimburse us an amount which, in the aggregate, exceeds the amount to which we are entitled. In such cases, we are obligated to process a refund. If we improperly bill Medicare or other government payers as the primary payer when that program should be billed as the secondary payer, or if we fail to process a refund when required, we may be subject to civil and/or criminal penalties. Although we believe we currently have procedures in place to assure that we comply with applicable COB rules, and that we process refunds when we receive overpayments, we cannot assure you that payers or enforcement agencies will not find that we have violated these requirements.
      Management is not aware of any inquiry, investigation, or notice from any governmental entity indicating that we are in violation of any of the Medicare laws regarding Medicare Program payments. However, such laws are broadly worded and may be interpreted or applied by prosecutorial, regulatory or judicial authorities in ways that we cannot predict. Accordingly, we cannot assure you that our arrangements and business practices will not be the subject of government scrutiny or be found to violate applicable laws.
We are subject to complex rules and regulations that govern our licensing and certification, and the failure to comply with these rules can result in delays in reimbursement or civil or criminal sanctions.
      We and our affiliated physicians are subject to various federal, state and local licensing and certification laws and regulations and accreditation standards and other laws, relating to, among other things, the adequacy of medical care, equipment, personnel and operating policies and procedures. We are also subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditations.
      In certain jurisdictions, changes in our ownership structure require pre- or post-notification to governmental licensing and certification agencies. Relevant laws and regulations may also require re-application and approval to maintain or renew our operating authorities or require formal application and approval to continue providing services under certain government contracts.

      Similarly, the change in corporate structure and ownership in connection with this offering may require us to give notice and make applications for authority in various jurisdictions. The relevant laws and regulations are complex, and we are pursuing the steps we believe we must take to retain or obtain all requisite operating authorities.
      In order to receive payment from Medicare, Medicaid and certain other government programs, healthcare providers are required to enroll in these programs by completing complex enrollment applications. Certain government programs, including Medicare and Medicaid programs, require notice or re-enrollment when certain ownership changes occur. Generally, in jurisdictions where we are required to obtain a new licensing authority, we may also be required to re-enroll in that jurisdiction’s government payer program. If the payer requires us to complete the re-enrollment process prior to submitting reimbursement requests, we may be delayed in payment, receive refund requests or be subject to recoupment for services we provide in the interim.
      Compliance with these change in ownership requirements is complicated by the fact that they differ from jurisdiction to jurisdiction, and in some cases are not uniformly applied or interpreted even within the same jurisdiction. Failure to comply with these enrollment and reporting requirements can lead not only to delays in payment and refund requests, but in extreme cases can give rise to civil or criminal penalties in connection with prior changes in our operations and ownership structure. While we have made reasonable efforts to substantially comply with these requirements in connection with prior changes in our operations and ownership structure, and will do so in connection with this offering, we cannot assure you that the agencies that administer these programs will not find that we have failed to comply in some material respects.
We could be subject to professional liability lawsuits, some of which we may not be fully insured against or reserved for.
      In recent years, physicians, hospitals and other participants in the healthcare industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories such as negligent hiring, supervision and credentialing, and vicarious liability for acts of their employees or independent contractors. Many of these lawsuits involve large claims and substantial defense costs. Although we do not engage in the practice of medicine or provide medical services nor control the practice of medicine by our affiliated physicians or affiliated medical groups or the compliance with regulatory requirements applicable to the physicians and physician groups with which we contract, we have been involved in this type of litigation, and cannot assure you that we will not become so involved in the future. In addition, through our management of hospital departments and provision of non-physician healthcare personnel, patients who receive care from physicians or other healthcare providers affiliated with medical organizations and physician groups with whom we have a contractual relationship could sue us.
      Prior to March 12, 2003, we had obtained professional liability insurance from insurance companies to cover our professional liability loss exposures. Our principal insurance policy in effect for such potential claims ended March 11, 2003. The insurance market for professional liability insurance coverage had changed significantly since our last policy renewal. Several significant insurance providers of such coverage ceased to provide such coverage and others, at the time, had announced substantial rate increases for such coverage. Because of our significant volumes of patient visits, the number of insurance carriers in the marketplace with the ability to provide coverage for our volume of business became increasingly more limited and, as a result, more costly. Effective March 12, 2003, we began insuring our professional liability risks principally through a program of self-insurance reserves and a captive insurance company arrangement. Under this program, we provide professional liability insurance to affiliated physicians and other healthcare practitioners and establish reserves, using independent actuarial estimates, for losses in respect of such insurance, as well as the professional liability losses of Team Health and our other corporate entities. These losses are funded by our captive insurance company and, to the extent these losses exceed the coverage provided by our captive insurance company, may be funded by us. The captive insurance company is subject to insurance regulatory laws and regulations, including actuarially determined premiums and loss reserve requirements. Under our current professional liability insurance program, our exposure for claim losses under professional liability insurance policies provided to affiliated physicians and other healthcare practitioners is limited to the amounts of individual policy coverage limits but there is no limit for aggregate claim losses incurred under all insurance provided to affiliated physicians and other healthcare practitioners or for individual or aggregate professional liability losses incurred by Team Health or other corporate entities. While our provisions for professional liability claims and expenses are determined through independent actuarial estimates, there can be no assurance that such independent actuarial estimates will not be exceeded by actual losses and related expenses in the future. Claims regardless of their merit or outcome, may also adversely affect our reputation and ability to expand our business.
      We could be liable for claims against our affiliated physicians for incidents incurred but not reported during periods for which claims-made insurance covered the related risk. Under generally accepted accounting principles, the cost of professional liability claims, which includes costs associated with litigating or settling claims, is accrued when the incidents that give rise to the claims occur. The accrual includes an estimate of the losses that will result from incidents, which occurred during the claims-made period, but were not reported during that period. These claims are referred to as incurred-but-not-reported claims, or IBNR. With respect to those physicians for whom we provide tail coverage, for periods prior to March 12, 2003, we have acquired from a commercial insurance company tail coverage for IBNR claims. We cannot assure you that claim losses for periods prior to March 12, 2003, will not exceed the limits of available insurance coverage or reserves established by us for any losses in excess of such insurance coverage limits.
      Furthermore, for those portions of our professional liability losses that are insured through commercial insurance companies, we are subject to the “credit risk” of those insurance companies. While we believe our commercial insurance company providers are currently creditworthy, there can be no assurance that such insurance companies will remain so in the future.
      On July 19, 2005, a jury verdict in connection with a professional liability lawsuit was rendered against certain defendants, including our parent corporation and one of its affiliates. The jury verdict was $13.0 million in excess of available third-party insurance coverage in effect at the date of the incident. The jury award is subject to the issuance of a final judgment by the trial court. We do not believe the facts or the law presented to the jury support the jury’s award, and we have requested a new trial and intend to pursue all appeal options. An adverse determination in this matter could have a negative impact on our financial results. See “Business — Legal Proceedings”.
The reserves that we have established in respect of our professional liability losses are subject to inherent uncertainties and if a deficiency is determined this may lead to a reduction in our net earnings.
      We have established reserves for losses and related expenses, which represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate resolution and administration of costs of losses incurred in respect of professional liability risks for the period on and after March 12, 2003. We have also established a reserve for potential losses in excess of commercial insurance aggregate coverage limits for the period prior to March 12, 2003. Insurance reserves are inherently subject to uncertainty. Our reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions calculated by an independent actuary firm. The independent actuary firm will perform studies of projected ultimate losses at least annually. We use the actuarial estimates to establish reserves. Our reserves could be significantly affected should current and future occurrences differ from historical claim trends and expectations. While claims are monitored closely when estimating reserves, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. Actual losses and related expenses may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. If our estimated reserves are determined to be inadequate, we will be required to increase reserves at the time of such determination, which would result in a corresponding reduction in our net earnings in the period in which such deficiency is determined. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Insurance Reserves” and Note 12 of the Notes to our Consolidated Financial Statements.
We depend on reimbursements by third-party payers, as well as payments by individuals, which could lead to delays and uncertainties in the reimbursement process.
      We receive a substantial portion of our payments for healthcare services from third-party payers, including Medicare, Medicaid, private insurers, managed care organizations and hospitals. We received approximately 56% and 59% of our net revenues less provision for uncollectibles from such third-party payers during fiscal 2004 and the six months ended June 30, 2005, respectively, including approximately 23% and 25% from Medicare and Medicaid, collectively.
      The reimbursement process is complex and can involve lengthy delays. Third-party payers continue their efforts to control expenditures for healthcare, including proposals to revise reimbursement policies. We recognize revenue when we provide healthcare services; however, there can be delays before we receive payment. In addition, third-party payers may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, they were for services provided that were not medically necessary or additional supporting documentation is necessary. Retroactive adjustments may change amounts realized from third-party payers. We are subject to governmental audits of our Medicare and Medicaid reimbursement claims and may be required to repay these agencies if a finding is made that we were incorrectly reimbursed. Delays and uncertainties in the reimbursement process may adversely affect accounts receivable, increase the overall costs of collection and cause us to incur additional borrowing costs.
      We also may not be paid in those instances where physicians provide healthcare services to uninsured individuals. Amounts not covered by third-party payers are the obligations of individual patients. We may not receive whole or partial payments from these uninsured individuals. As a result of government laws and regulations requiring physicians to treat patients meeting the definition of requiring emergency care regardless of their ability to pay, a substantial increase in self-pay patients could result in increased costs associated with physician services for which sufficient revenues less uncollectibles are not realized to offset such additional physician service costs. In such an event, our earnings and cash flow would be adversely affected, potentially affecting our ability to maintain our restrictive debt covenant ratios and meet our financial obligations.
      In summary, the risks associated with third-party payers and uninsured individuals and the inability to monitor and manage accounts receivable successfully could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our collection policies or our provisions for allowances for Medicare, Medicaid and contractual discounts and doubtful accounts receivable may not be adequate.
We are subject to the financial risks associated with our fee-for-service contracts which could decrease our revenue, including changes in patient volume, mix of insured and uninsured patients and patients covered by government sponsored healthcare programs and third party reimbursement rates.
      We derive our revenue through two primary types of arrangements. If we have a flat fee contract with a hospital, the hospital bills and collects fees for physician services and remits a negotiated amount to us monthly. If we have a fee-for-service contract with a hospital, either we or our affiliated physicians collect the fees for physician services. Consequently, under fee-for-service contracts, we assume the financial risks related to changes in mix of insured and uninsured patients and patients covered by government sponsored healthcare programs, third party reimbursement rates and changes in patient volume. We are subject to these risks because under our fee-for-service contracts, our fees decrease if a smaller number of patients receive physician services or if the patients who do receive services do not pay their bills for services rendered or we are not fully reimbursed for services rendered. Our fee-for-service contractual arrangements also involve a credit risk related to services provided to uninsured individuals. This risk is exacerbated in the hospital emergency department physician-staffing context because federal law requires hospital emergency departments to treat all patients regardless of the severity of illness or injury. We believe that uninsured patients are more likely to seek care at hospital emergency departments because they frequently do not have a primary care physician with whom to consult. We also collect a relatively smaller portion of our fees for services rendered to uninsured patients than for services rendered to insured patients. In addition, fee-for-service contracts also have less favorable cash flow characteristics in the start-up phase than traditional flat-rate contracts due to longer collection periods.
Failure to timely or accurately bill for our services could have a negative impact on our net revenues, bad debt expense and cash flow.
      Billing for emergency department visits in a hospital setting and other physician-related services is complex. The practice of providing medical services in advance of payment or, in many cases, prior to assessment of ability to pay for such services, may have significant negative impact on our net revenues, bad debt expense, and cash flow. We bill numerous and varied payers, such as self-pay patients, various forms of commercial insurance companies and the Medicare and Medicaid programs. These different payers typically have differing forms of billing requirements that must be met prior to receiving payment for services rendered. Reimbursement to us is typically conditioned on our providing the proper medical necessity and diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered.
      Additional factors that could complicate our billing include:

•	disputes between payers as to which party is responsible for payment,

•	variation in coverage for similar services among various payers,

•	the difficulty of adherence to specific compliance requirements, diagnosis coding and various other procedures mandated by responsible parties, and

•	failure to obtain proper physician credentialing and documentation in order to bill various commercial and governmental payers.
      To the extent that the complexity associated with billing for our services causes delays in our cash collections, we assume the financial risk of increased carrying costs associated with the aging of our accounts receivable as well as increased potential for bad debts.
      In addition, the majority of the patient visits for which we bill payers are processed in one of five regional billing centers. A disruption of services at any one of these locations could result in a delay in billing and thus cash flows to us, as well as potential additional costs to process billings in alternative settings or locations. Our billing centers process approximately 97% of our non-military patient visit billings using a common automated billing system. While we employ what we believe are adequate back-up alternatives in the event of a main computer site disaster, failure to execute our back-up plan successfully or timely may cause a significant disruption to our cash flows and increase temporarily our billing costs.
A reclassification of our independent contractor physicians by tax authorities could require us to pay retroactive taxes and penalties.
      As of June 30, 2005, we contracted with approximately 2,300 affiliated physicians as independent contractors to fulfill our contractual obligations to clients. Because we consider many of the physicians with whom we contract to be independent contractors, as opposed to employees, we do not withhold federal or state income or other employment related taxes, make federal or state unemployment tax or Federal Insurance Contributions Act payments, except as described below, or provide workers’ compensation insurance with respect to such affiliated physicians. Our contracts with our independent contractor physicians obligate these physicians to pay these taxes. The classification of physicians as independent contractors depends upon the facts and circumstances of the relationship. In the event of a determination by federal or state taxing authorities that the physicians engaged as independent contractors are employees, we may be adversely affected and subject to retroactive taxes and penalties. Under current federal tax law, a “safe harbor” from reclassification, and consequently retroactive taxes and penalties, is available if our current treatment is consistent with a long-standing practice of a significant segment of our industry and if we meet certain other requirements. If challenged, we may not prevail in demonstrating the applicability of the safe harbor to our operations. Further, interested persons have proposed in the recent past to eliminate the safe harbor and may do so again in the future.
      Our practices with respect to the classification of our independent contractors have periodically been reviewed by the Internal Revenue Service with no adjustments or changes to our practices required as a result of such review. The most recent review was completed by the Internal Revenue Service in conjunction with the audit of our federal tax returns for 2000 and 2001.
A significant number of our programs are concentrated in certain states, particularly Florida and Tennessee, which makes us particularly sensitive to regulatory, economic and other conditions in those states.
      During the six months ended June 30, 2005, Florida and Tennessee each accounted for approximately 18% of our net revenues less provisions for uncollectibles, respectively. If our programs in these states are adversely affected by changes in regulatory, economic and other conditions, our revenue and profitability may decline.

We derive a portion of our net revenues less provision for uncollectibles from services provided to the Department of Defense under the TRICARE Program ($74.7 million for the six months ended June 30, 2005). This Program underwent significant change in 2004 that has had a material impact on our revenues and profits derived from such services.
      We are a provider of health care professionals that serve military personnel and their dependents in military treatment facilities nationwide. In 2004, the Department of Defense made a decision to re-contract all of its outsourced health care staffing positions. Such positions were formerly staffed through managed care organizations, which in turn subcontracted with staffing providers, including Team Health. The change made by the military was to primarily contract directly with health care staffing providers through each branch of service. The re-contracting of such services across all branches of the military was completed on approximately November 1, 2004. Based on the results of such re-contracting, we concluded that our revenue and operating margins would be materially adversely affected and that a portion of goodwill related to our military business had been impaired. An impairment loss of $73.2 million was recorded in 2004.
      Our revenues derived from military health care staffing totaled approximately $74.7 million in the first six months of 2005 compared to approximately $123.9 million in the same period in 2004. Revenues for the full year 2004 totaled approximately $207.5 million, reflecting our staffing revenues as both a subcontractor and a direct contractor during the year.
      Our net revenues and cash flow in the six months ended June 30, 2005, have been affected as a result of the re-contracting process. We won through competitive bidding a number of new contracts. The staffing of such new contracts requires locating, recruiting and hiring new health care staff, some of whom, such as nurses, are in significant demand in today’s workforce. Our realization of net revenues in the initial months of certain of the new contracts has been adversely affected by unfilled staffing positions either due to worker shortages or due to higher rates of turnover in certain positions, leaving periods of vacancies in such positions. Additionally, the billing process for our military staffing services has changed following completion of the re-contracting period. Our services are now billed directly to the respective military treatment facilities or as a subcontractor to a third-party direct contract holder who requires payment from the military prior to reimbursing us. The change in military billing practices and payment flow has caused a slow-down in the payment cycle for our military staffing services. The average days outstanding for our military staffing accounts receivable totaled 79.1 days at June 30, 2005. Prior to the new contracting process, our average days outstanding for military staffing accounts receivable was 56.1 days.
      Approximately $64.8 million of estimated annual revenue won by us as part of the military’s contract bidding process in 2004 was awarded to us on a one-year contract basis and is subject to re-bid and award on or about October 1, 2005. Approximately $79.1 million of estimated annual revenue won during the bidding process in 2004 was awarded to us on a two to five year contract basis which gives the government the option to exercise available option years. We anticipate an estimated $100.0 million of annual revenue derived from contracts presently held by other staffing providers will also be up for re-bid and award on or about October 1, 2005. However, we expect to be ineligible to bid on a substantial portion of the business held by other staffing providers due to the government’s practice of reserving a substantial portion of its contracts for award to small businesses. Our ability to participate in such small business bid awards will be limited to the extent we can serve as a sub-contractor to small businesses that win such bids. We are unable at this time to estimate the outcome of such expected bidding process or its impact on the results of our operations subsequent to such award dates.
      We have remaining goodwill related to our military staffing business of $54.7 million. The outcome of the military’s re-bidding of its staffing contracts through October 1, 2005 could impact our valuation of the remaining goodwill once the bid awards are known.
We are subject to billing investigations by federal and state authorities.
      State and federal statutes impose substantial penalties, including civil and criminal fines, exclusion from participation in government health care programs and imprisonment, on entities or individuals (including any individual corporate officers or physicians deemed responsible) that fraudulently or wrongfully bill governmental or other third-party payers for health care services. In addition, federal laws allow a private person to bring a civil action in the name of the United States government for false billing violations. On

March 30, 2004, we received a subpoena from the Department of HHS Office of Inspector General, or OIG, located in Concord, California, requesting certain information from the period 1999 to present relating to our billing practices. See “Business — Legal Proceedings” and the risk factor below. We believe that additional audits, inquiries and investigations from government agencies will continue to occur from time to time in the ordinary course of our business, which could result in substantial defense costs to us and a diversion of management’s time and attention. We cannot predict whether any such pending or future audits, inquiries or investigations, or the public disclosure of such matters, will have a material adverse effect on our business, financial condition, results of operations and the trading price of our common stock.
The outcome of an ongoing federal investigation in which we are involved could have a material adverse impact on our business and financial condition.
      On March 30, 2004, we received a subpoena from the Department of HHS OIG located in Concord, California, requesting certain information for the period 1999 to present relating to our billing practices. To date, we have produced and delivered to the OIG and the Department of Justice certain requested information. We have learned that the basis for the issuance of the subpoena is a complaint filed in the United States District Court for the Northern District of California by an individual on behalf of the government. The identity of the qui tam relator and portions of the qui tam complaint remain sealed by the Court pending the government’s investigation. The portions of the complaint not under seal allege that we engaged in certain billing practices that resulted in our receipt of duplicate payments for the same medical service and that we misled certain providers about the entities that were performing their billing services. Additionally, the portions of the complaint not under seal allege that we terminated the employment of the individual who filed the complaint in retaliation for that individual’s bringing of these allegations to our attention. We deny these allegations and do not believe that any of our current or prior billing practices would form the basis for a violation of federal law.
      We are fully cooperating with the federal authorities in this matter and have been producing and delivering to the federal authorities the requested documents. However, due to lack of more specific information available to us at this time, we are unable to ascertain the full scope of the government’s inquiry or the qui tam relator’s complaint. Since cooperating with the federal authorities with respect to the original realtor complaint, we have complied with numerous federal authorities’ requests for additional information relative to our billing polices and practices for all payers and have made members of our management available to them for purposes of their further understanding of such billing polices and practices. We cannot predict the outcome of this investigation or suit or their respective durations. The federal government has informed us that it intends to file a notice of intention to intervene. If this investigation results in current or prior billing practices being identified as violative of applicable laws or regulations, results in penalties being imposed upon us, or results in an adverse determination in the qui tam relator’s complaint against us, the impact could have a material adverse effect on our business and financial condition.
We may become involved in litigation which could harm the value of our business.
      In the normal course of our business, we are involved in lawsuits, claims, audits and investigations, including those arising out of services provided, personal injury claims, professional liability claims, our billing and marketing practices, employment disputes and contractual claims. The outcome of these matters could have a material adverse effect on our financial position or results of operations. We do not believe that any such claims that have been asserted are likely to have such an effect. However, we may become subject to future lawsuits, claims, audits and investigations that could result in substantial costs and divert our attention and resources. In addition, since our current growth strategy includes acquisitions, among other things, we may become exposed to legal claims for the activities of an acquired business prior to the acquisition.
Our quarterly operating results may fluctuate significantly and may cause our stock price to decline.
      Our quarterly operating results may vary significantly in the future depending on many factors that may include, but are not limited to, the following:

•	the overall patient demand for our healthcare services;

•	our ability to accurately receive and process on a timely basis billing related information and other demographic factors that in turn can affect our fee-for-service revenue estimates;

•	the relative proportion of revenues we derive from various services;

•	increased competition in our local markets;

•	changes in our operating expenses;

•	our ability to recruit and train new physicians in new or existing local markets;

•	changes in our business strategy; and

•	economic and political conditions, including fluctuations in interest rates and tax increases.
      As a result, our stock price may fluctuate and you may not be able to resell your shares at or above the price you paid for them.
Our revenue could be adversely affected by a net loss of contracts.
      A significant portion of our growth has historically resulted from increases in the number of patient visits and fees for services provided under existing contracts and the addition and acquisition of new contracts. Our contracts with hospitals generally have terms of three years. Our contracts with military treatment facilities are generally for one year and currently are in the form of a direct contract with a military treatment facility. Hospital contracts often include automatic renewal options under similar terms and conditions, unless either party gives notice of an intent not to renew. While most contracts are terminable by either of the parties upon notice of as little as 30 days, the average tenure of our existing hospital contracts is approximately eight years. These contracts may not be renewed or, if renewed, may contain terms that are not as favorable to us as our current contracts. The termination of a contract is principally due to either an award of the contract to another source of provider staffing as a result of a competitive bidding process or termination of the contract by us due to a lack of an acceptable profit margin on fee-for-service patient volumes coupled with inadequate contract subsidies. Additionally, to a much lesser extent, contracts may be terminated due to such conditions as a hospital facility closing because of facility mergers or a hospital attempting to insource the service being provided by us. Our current military contracts generally have terms of one year and in many cases have renewal options on the part of the military. Such renewal options typically are for one to four years. We cannot assure you that we will not experience a net loss of contracts in the future and that any such net loss would not have a material adverse effect on our operating results and financial condition.
We may not accurately assess the costs we will incur under new contracts.
      Our new contracts increasingly involve a competitive bidding process. When we obtain new contracts, we must accurately assess the costs we will incur in providing services in order to realize adequate profit margins and otherwise meet our financial and strategic objectives. Increasing pressures from healthcare payers to restrict or reduce reimbursement rates at a time when the costs of providing medical services continue to increase make assessing the costs associated with the pricing of new contracts, as well as maintenance of existing contracts, more difficult. In addition, integrating new contracts, particularly those in new geographic locations, could prove more costly, and could require more management time, than we anticipate. Our failure to accurately predict costs or to negotiate an adequate profit margin could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to find suitable acquisition candidates or successfully integrate completed acquisitions into our current operations in order to profitably operate our consolidated company.
      A portion of our growth in net revenues has resulted from, and is expected to continue to result from, the acquisition of healthcare businesses. Our acquisition strategy could present some challenges. Some of the difficulties we could encounter include: problems identifying all service and contractual commitments of the acquired entity, evaluating the stability of the acquired entity’s hospital contracts, integrating financial and operational software, and accurately projecting physician and employee costs. Our acquisition strategy is also subject to the risk that, in the future, we may not be able to identify suitable acquisition candidates, obtain acceptable financing or consummate desired acquisitions, any of which could inhibit our growth. In addition, in connection with acquisitions, we may need to obtain the consent of third parties who have contracts with the entity to be acquired, such as managed care companies or hospitals contracting with the entity. We may be unable to obtain these consents. If we fail to integrate acquired operations, fail to manage the cost of providing our services or fail to price our services appropriately, our operating results may decline.

Furthermore, the diversion of management’s attention and any delays or difficulties encountered in connection with the integration of businesses we acquire could negatively impact our business and results of operations. Finally, as a result of our acquisitions of other healthcare businesses, we may be subject to the risk of unanticipated business uncertainties or legal liabilities relating to such acquired businesses for which we may not be indemnified by the sellers of the acquired businesses.
Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.
      We have a substantial amount of debt. At June 30, 2005, we had total debt of $348.0 million, including $202.3 million of borrowings under our senior secured credit facility and $145.7 million of senior subordinated notes. In addition, subject to restrictions in the indenture governing our notes and the credit agreement governing our senior secured credit facility, we may incur additional debt.
      Our substantial debt could have important consequences to you, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt,

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired,

•	we must use a significant portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes,

•	we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited,

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt,

•	our ability to borrow additional funds or to refinance debt may be limited, and

•	it may cause potential or existing customers or physicians to not contract with us due to concerns over our ability to meet our financial obligations, such as payment of physicians or insuring against our professional liability risks, under such contracts.
      Furthermore, all of our debt under our senior secured credit facility bears interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.
Servicing our debt will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.
      Our business may not generate sufficient cash flow from operating activities. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Lower net revenues, or higher provision for uncollectibles, generally will reduce our cash flow.
      If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We cannot assure you that we could effect any of these actions on a timely basis, on commercially reasonable terms or at all, or that these actions would be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from effecting any of these alternatives.
We may be required to seek additional financing to meet our future capital needs, which we may not be able to secure on favorable terms, or at all.
      Continued expansion of our business may require additional capital. In the future, it is possible that we will be required to raise additional funds through public or private financings, collaborative relationships or other arrangements. We cannot assure you that this additional funding, if needed, will be available on terms attractive to us, if at all. Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants that could affect our ability to pay dividends, if any, or raise additional capital. Our failure to raise capital when needed could harm our competitive position, business, financial condition and results of operations.
Restrictive covenants in our senior secured credit facility and the indenture governing our senior subordinated notes may restrict our ability to pursue our business strategies.
      Our senior secured credit facility and the indenture governing our senior subordinated notes limit our ability, among other things, to:

•	incur additional indebtedness,

•	sell material assets,

•	retire, redeem or otherwise reacquire our capital stock,

•	acquire the capital stock or assets of another company, or

•	pay dividends.
      In addition, the senior credit agreement includes a provision for the prepayment of a portion of the outstanding term loan amounts at any year-end if we generate “excess cash flow,” as defined in the agreement.
Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.
      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreements governing our debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase.
If we fail to implement our business strategy, our business, financial condition and results of operations could be materially and adversely affected.
      Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Our business strategy envisions several initiatives, including increasing revenue from existing customers, capitalizing on outsourcing opportunities to win new contracts, focusing on risk management and pursuing selected acquisitions. We may not be able to implement our business strategy successfully or achieve the anticipated benefits of our business plan. If we are unable to do so, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all.
Our success depends on our ability to manage growth effectively.
      Even if we are successful in obtaining new business, failure to manage our growth could adversely affect our financial condition. We may experience extended periods of very rapid growth. If we are not able to manage our growth effectively, our business and financial condition could materially suffer. Our growth may significantly strain our managerial, operational and financial resources and systems. To manage our growth effectively, we will have to continue to implement and improve our operational, financial and management controls, reporting systems and procedures. In addition, we must effectively expand, train and manage our employees. We will be unable to manage our businesses effectively if we are unable to alleviate the strain on resources caused by growth in a timely and successful manner. There can be no assurance that we will be able to manage our growth and a failure to do so could have a material adverse effect on our business.
We may not be able to successfully recruit and retain qualified physicians to serve as our independent contractors or employees.
      Our affiliated medical groups provide facility-based services in virtually all types of settings. These include urban and suburban hospitals as well as rural and remote facilities. Our ability to recruit and retain affiliated physicians and qualified personnel for such settings can significantly affect our performance at such facilities. Certain of these locations present difficulties in recruiting providers due to limits on compensation, facility and equipment availability, reduced back-up by other specialists and personal/ family lifestyle preferences. In addition, a number of our client hospitals increasingly demand a greater degree of specialized skills, training and experience in the physicians who staff their contracts. This decreases the number of physicians who are qualified to staff potential and existing contracts.

      Our core competencies include recruiting physicians and other providers to all types of settings. Our staff includes approximately 68 recruiters who work solely for us to fill the vacancies that occur via attrition and new contract sales. We utilize a proprietary IT application, populated with data purchased from various provider professional societies, to contact, recruit and employ or contract with providers as they are needed.
      In general, recruiting physicians to staff contracts in regions of the country for economically disadvantaged hospitals may be challenging. Occasionally, the recruiting of providers may not occur quickly enough to fill all openings with permanent staff. In these situations, clinical shifts are often filled temporarily by existing employees or independent contractors from other areas of our company, including by our regional management. If such assistance is not available for any reason, we utilize staffing from our internal locums tenens, or temporary position, company to fill the staffing need until a permanent candidate is identified. Finally, if the aforementioned alternatives are unsuccessful, we contract with one of the many third-party locums tenens companies that exist to provide these services to healthcare facilities or companies such as ours.
      A number of resource options are available to us along with a large full-time staff of recruiters that use sophisticated IT tools to recruit staffing for almost any situation. As a result, the inability to recruit skilled permanent provider staffing is seldom a reason for the termination of a contract.
      We compete with other entities to recruit and retain qualified physicians and other healthcare professionals to deliver clinical services. Our future success depends on our continued ability to recruit and retain competent physicians to serve as our employees or independent contractors. We may not be able to continue to attract and retain sufficient numbers of competent physicians and other healthcare professionals to continue to expand our operations. In recent years there has been a shortage of radiologists. The impact of this shortage has increased staffing opportunities for such physicians. We have responded to this shortage in ways other than our traditional fee-for-service contracting arrangements. We first have experienced increased staffing opportunities for radiologists through our locums tenens business. Additionally, we have changed in the past two years from a fee-for-service model to increasingly more often a cost-plus arrangement with healthcare facilities.
      The type of professional staffing services provided to military treatment facilities in 2005 has changed significantly as a result of a re-contracting process initiated by the Department of Defense in 2004. The mix of professional services rendered within our military staffing business has changed to an increasing percentage of such services being provided in the area of nurse staffing. There is a generally recognized shortage of practicing nurses within the country. These shortages present challenges to us in terms of recruiting for such contracted positions overall and recruiting for such positions on a timely basis to meet our contractual obligations. In situations where we are unable to recruit nurses on a timely basis, our net revenues will be adversely affected as a result.
      Our ability to attract and retain physicians and providers depends on several factors, including our ability to provide physicians and providers with competitive benefits and wages. If we do not increase benefits and wages in response to increases by our competitors, we could face difficulties attracting and retaining qualified healthcare personnel. In addition, if we raise wages in response to our competitors’ wage increases and are unable to pass such increases on to our clients, our margins could decline. We cannot assure you that we will be successful in any of these areas.
      There can be no assurance that our non-competition contractual arrangements with affiliated physicians and professional corporations will not be successfully challenged in certain states as unenforceable. We have contracts with physicians in many states. State law governing non-compete agreements varies from state to state. Some states are reluctant to strictly enforce non-compete agreements with physicians. In such event, we would be unable to prevent former affiliated physicians and professional corporations from competing with us, potentially resulting in the loss of some of our hospital contracts and other business.
The high level of competition in our industry could adversely affect our contract and revenue base.
      The provision of outsourced physician staffing and administrative services to hospitals and clinics is characterized by a high degree of competition. Competition for outsourced physician and other healthcare staffing and administrative service contracts is based primarily on:

•	the ability to improve department productivity and patient satisfaction while reducing overall costs,

•	the breadth of staffing and management services offered,

•	the ability to recruit and retain qualified physicians, technicians and nurses,

•	billing and reimbursement expertise,

•	a reputation for compliance with state and federal regulations, and

•	financial stability, demonstrating an ability to pay providers in a timely manner and provide professional liability insurance.
      Such competition could adversely affect our ability to obtain new contracts, retain existing contracts and increase our profit margins. We compete with both national and regional enterprises. In addition, some of these firms may have greater access than we do to physicians and potential clients. All of these competitors provide healthcare services that are similar in scope to the services we provide. We do not believe our services to have any disadvantages with respect to such competitors. Although we and our competitors operate on a national or regional basis, the majority of the targeted hospital community for our services engages local physician provider practice groups to provide services similar to the services we provide. We therefore also compete against local physician groups and self-operated hospital emergency departments for satisfying staffing and scheduling needs. Such local groups will often times outsource many of their back office functions, including billing and collection, risk management and other functions. While we believe our company has certain competitive advantages over these local groups relative to the economics of certain back office functions, stability of operations to hospitals and greater resources overall to provide flexibility in providing services to our clients, local groups may compete more effectively in the short-term in terms of the cost of their services. Such cost advantages in a competitive bidding process may reflect a willingness of a local group to provide their services for below market reimbursement rates for their physician services or to assume greater personal professional liability risk exposure than is deemed prudent by other staffing providers for contract pricing purposes.
      The military has changed its approach under its TRICARE Program toward providing most of its outsourced healthcare staffing needs through direct provider contracting on a competitive bid basis. As a result, competition for such outsourced military staffing contracts may be affected by such factors as:

•	the lowest bid price;

•	the ability to meet technical government bid specifications;

•	the ability to recruit and retain qualified health care providers; and

•	restrictions on the ability to competitively bid based on restrictive government bid lists or bid specifications designed to award government contracts to targeted business ownership forms, such as those determined to meet small business or minority ownership qualifications.
      While we believe our significant experience and demonstrated ability to recruit high quality healthcare professionals to meet the military’s needs provides certain attractive advantages to the use of our services, such services and quality screening considerations may not result in the lowest competitive bid price and thus a failure to win contracts where the decision is based strictly on pricing considerations.
Our business depends on numerous complex information systems, and any failure to successfully maintain these systems or implement new systems could materially harm our operations.
      Our business depends on complex, integrated information systems and standardized procedures for operational and financial and billing operations. We may not be able to enhance existing information systems or implement new information systems where necessary. Furthermore, we may experience unanticipated delays, complications and expenses in implementing, integrating and operating our systems. In addition, our information systems may require modifications, improvements or replacements that may require substantial expenditures and may require interruptions in operations during periods of implementation. Implementation of these systems is further subject to the availability of information technology and skilled personnel to assist us in creating and implementing the systems. The failure to successfully implement and maintain operational, financial and billing information systems could have a material adverse effect on our business, financial condition and results of operations.
Loss of key personnel and/or failure to attract and retain highly qualified personnel could make it more difficult for us to generate cash flow from operations and service our debt.
      Our success depends to a significant extent on the continued services of our core senior management team of H. Lynn Massingale, M.D., Chief Executive Officer and Director; Greg Roth, President and Chief

Operating Officer; Robert J. Abramowski, Executive Vice President, Finance and Administration; Robert C. Joyner, Executive Vice President, General Counsel; David Jones, Chief Financial Officer; Stephen Sherlin, Chief Compliance Officer; and Joseph Carmen, President, Billing Operations as well as the leaders of major components of our company. If one or more of these individuals were unable or unwilling to continue in his present position, our business would be disrupted and we might not be able to find replacements on a timely basis or with the same level of skill and experience. Finding and hiring any such replacements could be costly and might require us to grant significant incentive compensation, which could adversely impact our financial results. We have not had problems retaining key personnel in the past and do not have reason to believe that key personnel will be leaving in the near future.
Risks Relating to Government Regulation
We may incur substantial costs defending our interpretations of federal and state government regulations and if we lose, the government could force us to restructure and subject us to fines, monetary penalties and exclusion from participation in government-sponsored programs such as Medicare and Medicaid.
      Our operations and arrangements with healthcare providers are subject to extensive federal and state government regulation, including numerous laws directed at payment for services, conduct of operations, preventing fraud and abuse, laws prohibiting general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting fees with physicians, and laws regulating billing and collection of reimbursement from governmental programs, such as the Medicare and Medicaid programs. Of particular importance are:

(1) provisions of the Omnibus Budget Reconciliation Act of 1993, commonly referred to as Stark II, that, subject to limited exceptions, prohibit physicians from referring Medicare patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including a compensation arrangement) with the entity,

(2) provisions of the Social Security Act, commonly referred to as the “anti-kickback statute,” that prohibit the knowing and willful offering, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration in return for the referral or recommendation of patients for items and services covered, in whole or in part, by federal healthcare programs, such as Medicare and Medicaid,

(3) provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services,

(4) the federal False Claims Act that imposes civil and criminal liability on individuals or entities that submit false or fraudulent claims for payment to the government,

(5) reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare programs,

(6) similar state law provisions pertaining to anti-kickback, self-referral and false claims issues,

(7) state laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting fees with

(8) laws that regulate debt collection practices as applied to our internal collection agency and debt collection practices,

(9) federal laws such as the Emergency Medical Treatment and Active Labor Act of 1986 that require the hospital and emergency department or urgent care center physicians to provide care to any patient presenting to the emergency department or urgent care center in an emergent condition regardless of the patient’s ability to pay, and similar state laws, and

(10) state and federal statutes and regulations that govern workplace health and safety.

(11) a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose or refund known overpayments.

(12) federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for service unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered.

(13) federal and state laws and policies that require healthcare providers to enroll in the Medicare and Medicaid programs, to report certain changes in their operations to the agencies that administer these programs and, in some cases, to re-enroll in these programs when changes in direct or indirect ownership occur, and

(14) federal and state laws pertaining to the provision of services by nurse practitioners and physician assistants in the emergency department and urgent care settings, physician supervision of those services, and reimbursement requirements that may be dependent on the manner in which the services are provided and documented.
      Each of the above may have related rules and regulations which are subject to interpretation and may not provide definitive guidance as to the application of those laws, rules or regulations to our operations, including our arrangements with hospitals, physicians and professional corporations. See “Business — Regulatory Matters”.
      We have structured our operations and arrangements with third parties in an attempt to comply with these laws, rules and regulations based upon what we believe are reasonable and defensible interpretations of these laws, rules and regulations. However, we cannot assure you that the government will not successfully challenge our interpretation as to the applicability of these laws, rules and regulations as they relate to our operations and arrangements with third parties.
      In the ordinary course of business and like others in the healthcare industry, we receive requests for information from government agencies in connection with their regulatory or investigational authority. We review such requests and notices and take appropriate action. We have been subject to certain requests for information in the past and could be subject to such requests for information in the future, which could result in significant penalties, as well as adverse publicity. The results of any current or future investigation or action could have a material adverse effect.
      With respect to state laws that relate to the practice of medicine by general business corporations and to fee splitting, while we seek to comply substantially with existing applicable laws, we cannot assure you that state officials who administer these laws will not successfully challenge our existing organization and our contractual arrangements, including noncompetition agreements with physicians, professional corporations and hospitals as unenforceable or as constituting the unlicensed practice of medicine or prohibited fee-splitting.
      We cannot assure you that a professional corporation will not seek to terminate an agreement with us on the basis that it violates the applicable state laws prohibiting the corporate practice of medicine or any other basis, nor can we assure you that governmental authorities in those states will not seek termination of these arrangements on the same basis. If any state governmental authority or professional corporation with which we have a practice management agreement were to succeed in such a termination, our business could be materially harmed.
      If federal or state government officials challenge our operations or arrangements with third parties that we have structured based upon our interpretation of these laws, rules and regulations, the challenge could potentially disrupt our business operations and we may incur substantial defense costs, even if we successfully defend our interpretation of these laws, rules and regulations.
      In the event regulatory action were to limit or prohibit us from carrying on our business as we presently conduct it or from expanding our operations to certain jurisdictions, we may need to make structural and organizational modifications of our company and/or our contractual arrangements with physicians, professional corporations and hospitals. Our operating costs could increase significantly as a result. We could also lose contracts or our revenues could decrease under existing contracts as a result of a restructuring. Moreover, our financing agreements may also prohibit modifications to our current structure and consequently require us to obtain the consent of the holders of this indebtedness or require the refinancing of this indebtedness. Any restructuring would also negatively impact our operations because our management’s time and attention would be diverted from running our business in the ordinary course.
      Federal and state laws are broadly worded and may be interpreted or applied by prosecutorial, regulatory or judicial authorities in ways that we cannot predict. Accordingly, we cannot assure you that our arrangements and business practices will not be the subject of government scrutiny or be found to violate applicable laws. In March 2004, we received a subpoena from the Department of Health and Human Services Office of Inspector General, or OIG, located in Concord, California requesting certain information for the period from 1999 to the present relating to our billing practices. We responded with information pertaining to the request. The OIG has indicated to us that it intends to file a notice to intervene in the related case. See “Business” — “Legal Proceedings.”
Our use and disclosure of patient information is subject to privacy regulations
      Numerous state, federal and international laws and regulations govern the collection, dissemination, use and confidentiality of patient — identifiable health information, including HIPAA. In the provision of services to our customers, we may collect, use, maintain and transmit patient information in ways that will be subject to many of these laws and regulations. The three rules that were promulgated pursuant to HIPAA that could most significantly affect our business are the Standards for Electronic transactions, or Transactions Rule; the Standards for Privacy of Individuality Identifiable Health Information, or Privacy Rule; and the Health Insurance Reform: Security Standards or Security Rule. The respective compliance dates for these rules for most entities were October 16, 2003, April 16, 2003 and April 21, 2005. HIPAA applies to covered entities, which include most healthcare facilities and health plans that will contract for the use of our protocols and our services. The HIPAA rules require covered entities to bind contractors to compliance with certain burdensome HIPAA rule requirements. Other federal and state laws restricting the use and protecting the privacy of patient information also apply to our customers directly and to us, either directly or indirectly.
      The HIPAA Transactions Rule establishes format and data content standards for eight of the most common healthcare transactions. When we perform billing and collection services on behalf of our customers we may be engaging in one of more of these standard transactions and will be required to conduct those transactions in compliance with the required standards. The HIPAA Privacy Rule restricts the use and disclosure of patient information, requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We may be required to make costly system purchases and modifications to comply with the HIPAA rule requirements that will be imposed on us and our failure to comply may result in liability and adversely affect our business.
      Federal and state consumer laws are being applied increasingly by the Federal Trade Commission, or FTC, and state attorneys general to regulate the collection, use and disclosure of personal or patient information, through web sites or otherwise, and to regulate the presentation of web site content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.
      Numerous other federal and state laws protect the confidentiality of patient information. These laws in many cases are not preempted by HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability.
      New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with standards could be significant. If we do not properly comply with existing or new laws and regulations related to patient health information we could be subject to criminal or civil sanctions. See “Business — Regulatory Matters.”
If we fail to comply with the federal anti-kickback statute, we could be subject to criminal and civil penalties, loss of licenses and exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business, financial condition and results of operations.
      A provision of the Social Security Act, commonly referred to as the federal anti-kickback statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by the Medicare and Medicaid programs or any other federally funded healthcare program. The federal anti-kickback statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by courts or regulations.

      In the operation of our business, we pay various healthcare providers or other referral sources for items or services they provide to us, and healthcare providers or other referral sources pay us for items or services we provide to them. In addition, we have non-financial relationships with referral sources. All of our financial relationships with healthcare providers and other referral sources, and with referral recipients (such as service agreements, equipment leases, space leases, etc.) potentially implicate the federal anti-kickback law to the extent Medicare or Medicaid pays for the item or service that is referred by or to those parties, and some of our non-financial relationships may implicate the federal anti-kickback law. In addition, most of the states in which we operate also have adopted laws similar to the federal anti-kickback law, although some of them are broader and apply regardless of the source of payment for the item or service provided.
      Violations of the federal anti-kickback law and similar state laws may result in significant fines, imprisonment and exclusion from the Medicare and Medicaid programs. Such fines and exclusion could have a material adverse effect on our business, financial condition and results of operations. While we believe that our arrangements with healthcare providers and other referral sources and recipients fall within applicable safe harbors or otherwise do not violate the law, there can be no assurance that federal or state regulatory authorities will not challenge these arrangements under anti-kickback laws. See “Business — Regulatory Matters.”
If future regulation forces us to restructure our operations, including our arrangements with physicians, professional corporations, hospitals and other facilities, we may incur additional costs, lose contracts and suffer a reduction in revenue under existing contracts and we may need to refinance our debt or obtain debt holder consent.
      Legislators have introduced and may introduce in the future numerous proposals into the United States Congress and state legislatures relating to healthcare reform in response to various healthcare issues. We cannot assure you as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation. Further, although we exercise care in structuring our arrangements with physicians, professional corporations, hospitals and other facilities to comply in all significant respects with applicable law, we cannot assure you that: (1) government officials charged with responsibility for enforcing those laws will not assert that we, or transactions into which we have entered, violate those laws or (2) governmental entities or courts will ultimately interpret those laws in a manner consistent with our interpretation.
      The continual flux of healthcare rules and regulations at the federal, state and local level could revise the future of our relationships with the hospitals and physicians with whom we contract. In addition to the regulations referred to above, aspects of our operations are also subject to state and federal statutes and regulations governing workplace health and safety and, to a small extent, the disposal of medical waste.
      Changes in ethical guidelines and operating standards of professional and trade associations and private accreditation commissions such as the American Medical Association and the Joint Commission on Accreditation of Healthcare Organizations may also affect our operations.
      Accordingly, changes in existing laws and regulations, adverse judicial or administrative interpretations of these laws and regulations or enactment of new legislation could force us to restructure our relationships with physicians, professional corporations, hospitals and other facilities. This could cause our operating costs to increase significantly. A restructuring could also result in a loss of contracts or a reduction in revenues under existing contracts. Moreover, if these laws require us to modify our structure and organization to comply with these laws, our financing agreements may prohibit such modifications and require us to obtain the consent of the holders of such indebtedness or require the refinancing of such indebtedness.
If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur a significant loss of reimbursement revenue and be subject to significant monetary penalties, which could have a material adverse effect on our business, financial condition and results of operations.
      We are subject to federal and state laws and regulations that limit the circumstances under which physicians who have a financial relationship with us may refer patients to us for the provision of certain services (including clinical laboratory services, home health services, physical therapy services, occupational therapy services, and certain diagnostic services). These laws and regulations also prohibit our billing for services provided in violation of the laws and regulations.

      We have financial relationships with physicians in the form of compensation arrangements for services rendered. In addition, we have financial relationship with physicians to the extent they own a beneficial interest in our common stock. While we believe our compensation arrangements with physicians are in material compliance with applicable laws and regulations, government authorities might take a contrary position or prohibited referrals may occur. Further, because we cannot be certain that we will have knowledge of all physicians who may own a beneficial interest in our common stock, we also cannot be certain that referrals from any such physicians will not cause us to violate these laws and regulations.
      Violation of these laws and regulations may result in prohibition of payment for services rendered, significant fines and penalties, and exclusion from the Medicare and Medicaid programs, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, expansion of our operations to new jurisdictions, new interpretations of laws in our existing jurisdictions or new physician self–referral laws, could require structural and organizational modifications of our relationships with physicians to comply with those jurisdictions’ laws. Such structural and organizational modifications could result in lower profitability and failure to achieve our growth objectives. See “Business — Regulatory Matters.”
We could experience a loss of contracts with our physicians or be required to sever relationships with our affiliated professional corporations in order to comply with antitrust laws.
      Our contracts with physicians include contracts with physicians organized as separate legal professional entities (e.g. professional medical corporations) and as individuals. As such, the antitrust laws deem each such physician/ practice to be separate, both from Team Health and from each other and, accordingly, each such physician/ practice is subject to a wide range of laws that prohibit anti-competitive conduct among separate legal entities or individuals. A review or action by regulatory authorities or the courts, which is negative in nature as to the relationship between us and the physicians/practices we contract with, could force us to terminate our contractual relationships with physicians and affiliated professional corporations. Since we derive a significant portion of our revenues from these relationships, our revenues could substantially decrease. Moreover, if any review or action by regulatory authorities required us to modify our structure and organization to comply with such action or review, our debt covenants may not permit such modifications, thereby requiring us to obtain the consent of the holders of such indebtedness or requiring the refinancing of such indebtedness.
Risks Related to this Offering
Since our common stock has never been publicly traded, a trading market may not develop for our common stock, and you may not be able to sell your stock.
      There has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price will be determined in negotiations among representatives of the underwriters, the selling shareholders and us and may not be indicative of prices that will prevail in the trading market.
You will experience immediate and substantial dilution.
      The price you pay for shares of our common stock sold in this offering is substantially higher than the per share value of our net assets, after giving effect to this offering. Assuming an initial public offering price for our common stock of $          per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), you will incur immediate dilution in net tangible book value per share of $          . Additionally, new investors in this offering will have contributed           % of our total equity as of                     , 2005, but will own only           % of our outstanding shares upon completion of this offering. As of June 30, 2005, we had 1,394,025 outstanding options to purchase 1,394,025 shares of our common stock at a weighted average price of $11.86 per share. To the extent these options are exercised, you will suffer additional dilution.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, the price of our stock could decline.
      The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of our common stock or the possibility or perception of such future sales may depress our stock price.
      After this offering, we will have                      shares of common stock outstanding. Sales of a substantial number of shares of common stock in the public market following this offering, or the perception that these sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradable. Substantially all of the remaining shares of our common stock are available for resale in the public market, subject to the restrictions on sale or transfer during the 180-day lockup period after the date of this prospectus that is described in “Shares Eligible for Future Sale.” Certain of our existing shareholders are parties to agreements that provide for registration rights. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.
We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting, reporting and other expenses that we did not incur as a private company. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.
We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.
      We are in the process of evaluating, testing and implementing internal controls over financial reporting to enable management to report on, and our independent registered accounting firm to attest to, such internal controls as required by Section 404 of the Sarbanes-Oxley Act. While we anticipate being compliant with the requirements of Section 404 by our December 31, 2006 deadline, we cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to investigation and sanctions by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls and the hiring of additional personnel. Any such actions could negatively affect our results of operations.
The interests of our controlling equityholders may be in conflict with your interests.
      Madison Dearborn Partners Cornerstone Equity Investors and Beecken Petty O’Keefe and Company own the majority of the interest in our equity shares. Circumstances may occur in which the interests of these equity holders could be in conflict with your interests. Madison Dearborn Partners Cornerstone Equity Investors and Beecken Petty O’Keefe and Company are able to, subject to applicable law, designate a majority of the members of the board of directors and control actions to be taken by us and our board of directors, including amendments to our charter and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of the NYSE to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. These equity holders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you. See “Management,” “Principal and Selling Shareholders” and “Certain Relationships and Related Transactions.”

We are a “controlled company,” within the meaning of The New York Stock Exchange rules and, as a result, will avail ourselves of exemptions from certain corporate governance requirements.
      Upon completion of this offering, Madison Dearborn Partners, Cornerstone Equity Investors and Beecken Petty O’Keefe and Company will own approximately           % of our outstanding common stock. Because Madison Dearborn Partners Cornerstone Equity Investors and Beecken Petty O’Keefe and Company will own more than 50% of the voting power of Team Health after giving effect to this offering, we are considered a “controlled company” for the purposes of the New York Stock Exchange listing requirements. As such, we are permitted to, and have, opted out of the New York Stock Exchange corporate governance requirements that: our board of directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. As a result, our board of directors and those committees may have more directors who do not meet the New York Stock Exchange independence standards than they would if those standards were to apply. The New York Stock Exchange independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. The significant ownership interest of these equity holders could adversely affect investors’ perception of our corporate governance or delay, prevent or cause a change in control of our company, any of which could adversely affect the market price of our common stock.
Tennessee law and certain anti-takeover provisions of our corporate documents could delay or prevent a third party from acquiring us or a change in control even if it would benefit our shareholders.
      Our restated certificate of incorporation and bylaws will contain a number of provisions that may delay, deter or inhibit a future acquisition or change in control that is not first approved by our board of directors. This could occur even if our shareholders receive an attractive offer for their shares or if a substantial number or even a majority of our shareholders believe the takeover may be in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain approval from our board of directors prior to pursuing a transaction. For example, our restated charter will provide that shareholders may not act by written consent and that only our board of directors may call a special meeting. In addition, shareholders will be required to provide us with advance notice if they wish to nominate any persons for election to our board of directors or if they intend to propose any matters for consideration at an annual shareholders meeting. Our restated charter will authorize the issuance of preferred stock without shareholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future. Our restated charter will also provide for a classified board with staggered terms. The existence of a staggered board may delay a successful tender offeror from obtaining majority control of our board, and therefore may deter a potential offeror. Additionally, there are various Tennessee laws that may have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction.
We will incur charges against our future earnings in the quarter in which this offering is consummated.
      As of June 30, 2005, unamortized deferred financing costs were approximately $6.3 million. Upon consummation of this offering, in addition to any applicable premium, we will take a pro rata charge against earnings related to the write-off of unamortized deferred financing costs from the early extinguishment of our existing indebtedness.
We do not intend to pay cash dividends.
      We do not intend to pay cash dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our senior credit and term loan facilities as well as our senior subordinated notes and may be further restricted by the terms of any future debt or preferred securities. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

USE OF PROCEEDS
      We will receive net proceeds of approximately $           million from the sale of           shares of common stock at a public offering price of $           per share (the mid-point of the range set forth on the cover of this prospectus) after deducting estimated offering expenses and underwriting discounts and commissions of $                     million. We will not receive any proceeds from shares of common stock sold by the selling shareholders. We will use the proceeds of the sale of our common stock for the repayment of debt.

DIVIDEND POLICY
      We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our senior credit and term loan facilities as well as our 9% senior subordinated notes due 2012 and may be further restricted by the terms of any future debt or preferred securities.

CAPITALIZATION
      The table below sets forth our actual consolidated cash and cash equivalents and capitalization as of June 30, 2005, and on an as adjusted basis to give effect to this offering and the use of proceeds as if this offering were consummated on June 30, 2005.
      See “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and “Use of Proceeds.”
      The table below should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	June 30, 2005

	Actual	As Adjusted

	(unaudited)
	(Dollars in millions,
	except par value)
Cash and cash equivalents	$15.2	$

Long-term Debt
Term loan facilities	$202.3	$
9% senior subordinated notes due 2012	145.7

Total debt:	348.0
Preferred stock: $0.01 par value per share; No shares of preferred stock issued and outstanding on June 30, 2005 (200,000 shares authorized and no shares of preferred stock issued and outstanding upon completion of this offering as if it had occurred on June 30, 2005)	—		—
Common stock: $0.01 par value per share; 9,816,000 shares of common stock issued and outstanding on June 30, 2005 (12,000,000 shares authorized and shares of common stock issued and outstanding upon completion of this offering as if it had occurred on June 30, 2005)	0.1
Additional paid-in capital	1.5
Retained earnings (deficit)	(168.8)
Less treasury shares at cost	(0.4)
Accumulated other comprehensive earnings	0.1
Total shareholders’ equity (deficit)	(167.5)

Total capitalization	$180.5	$

DILUTION
      Dilution is the amount by which the portion of the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value or deficiency per share of our common stock after the offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.
      Our net tangible book deficiency as of June 30, 2005 (unaudited) was approximately $277.9 million, or $          per share of common stock. After giving effect to our receipt and intended use of approximately $           million of estimated net proceeds (after deducting estimated underwriting discounts and commissions and offering expenses) from our sale of common stock in this offering based on an assumed initial public offering price of $          per share of common stock (the midpoint of the range set forth on the cover page of this prospectus) our pro forma as adjusted net tangible book deficiency as of June 30, 2005 (unaudited) would have been approximately $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value of $ per share of our common stock to existing shareholders and an immediate dilution of $          per share of our common stock to new investors purchasing shares of common stock in this offering.
      The following table illustrates this substantial and immediate dilution to new investors:

Per Share of
Common Stock

Initial public offering price per share of common stock	$
Net tangible book deficit per share as of June 30, 2005 (unaudited)
Increase per share attributable to cash payments made by investors in this offering

Pro forma as adjusted net tangible book deficit after this offering

Dilution in net tangible book value per share to new investors	$

      The following table sets forth on a pro forma basis as of June 30, 2005, assuming no exercise of the over-allotment option:

•	the total number of shares of our common stock to be owned by the existing equity holders and the total number of shares of our common stock to be owned by the new investors purchasing shares of common stock in this offering;

•	the total consideration to be paid by the existing equity holders and to be paid by the new investors purchasing shares of common stock in this offering; and

•	the average price per share of common stock to be paid by existing equity holders (cash and stock) and the average price per share of common stock to be paid by new investors purchasing shares of common stock in this offering:

	Shares Purchased			Total Consideration			Average
Price Per
	Number	Percent		Amount	Percent		Share

Existing shareholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. The financial data as of and for the five years ended December 31, 2004 has been derived from our audited historical consolidated financial statements and the financial data as of and for each of the six month periods ended June 30, 2004 and 2005 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read the data presented below together with, and qualified by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included herein.

											Six Months Ended
	Year Ended December 31,										June 30,

	2000		2001		2002		2003		2004		2004		2005

											(Unaudited)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net revenues less provision for uncollectibles		$589,683		$629,067		$834,098		$999,746		$1,008,691		$517,404		$508,308
Cost of Services Rendered:
Professional service expenses		444,320		493,380		635,573		746,409		754,222		385,948		366,643
Professional liability costs		24,276		29,774		36,992		115,970		59,839		29,891		18,392

Gross profit		121,087		105,913		161,533		137,367		194,630		101,565		123,273
General and administrative expenses		57,794		63,998		81,744		95,554		100,473		48,819		50,765
Terminated transaction expenses		2,000		—		—		—		—		—		—
Management fee and other expenses		591		649		527		505		1,387		613		2,162
Impairment losses		—		4,137		2,322		168		73,177		65,819		1,560
Depreciation and amortization		12,638		14,978		20,015		22,018		13,689		6,944		6,166
Interest expense, net		25,467		22,739		23,906		23,343		28,949		14,326		13,913
Refinancing costs		—		—		3,389		—		14,731		14,731		—

Earnings (loss) before income taxes and cumulative effect of change in accounting principle		22,957		(588)		29,630		(4,221)		(37,776)		(49,687)		48,707

Provision (benefit) for income taxes		9,317		871		13,198		(1,410)		11,436		6,266		18,641

Earnings (loss) before cumulative effect of change in accounting principle		13,280		(1,459)		16,432		(2,811)		(49,212)		(55,953)		30,066

Cumulative effect of change in accounting principle, net of income tax benefit		—		—		(294)		—		—		—		—

Net earnings (loss)		13,280		(1,459)		16,138		(2,811)		(49,212)		(55,953)		30,066
Dividends on preferred stock		10,783		11,889		13,129		14,440		3,602		3,602		—

Net earnings (loss) attributable to common shareholders		$2,497		$(13,348)		$3,009		$(17,251)		$(52,814)		$(59,555)		$30,066

Per Share Data:
Net income (loss) per common share:
Basic	$		$		$		$		$		$		$
Diluted	$		$		$		$		$		$		$

	As of December 31,					As of June 30,

	2000	2001	2002	2003	2004	2004	2005

						(Unaudited)
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents and short term investments	$55,404	$70,183	$47,789	$100,964	$82,582	$54,971	$15,187
Working capital	124,105	104,039	70,163	86,729	99,372	93,231	71,049
Total assets	502,098	500,198	674,240	731,049	610,391	598,886	560,396
Total debt	229,201	217,300	320,500	299,415	428,125	429,375	347,975
Mandatory redeemable preferred stock	118,890	130,779	144,405	158,846	—	—	—
Total shareholders’ equity (deficit)	(86,123)	(99,690)	(97,432)	(115,203)	(198,880)	(203,745)	(167,537)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources and results of operations. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in “Special Note Regarding Forward-Looking Statements,” “Risk Factors,” and elsewhere in this prospectus.
Introduction
      We are the largest national provider of outsourced physician staffing and administrative services to hospitals and other healthcare providers in the United States based on revenues and patient visits. We have focused primarily on providing outsourced services to hospital emergency departments, which accounts for the majority of our revenue. Approximately 40% of all hospital admissions originate in the Emergency Department, or ED. As a result, this area is critical to a hospital’s patient satisfaction rates and overall success.
      Due to market growth, as well as our ability to increase patient volumes and improve billing and collections, our revenues from ED staffing contracts grew by 22% from 2001 to 2004. Partially offsetting this growth has been the impact of certain changes in the market for outsourced military healthcare staffing during the same period. We believe that our revenues from ED staffing contracts will continue to represent an increasing percentage of our total revenues in the future.
      Our regional operating models also include comprehensive programs for inpatient care, radiology, anesthesiology, pediatrics other health care services, principally within hospital departments and other healthcare treatment facilities.
      The following discussion provides an assessment of our results of operations, liquidity and capital resources and should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this document.
Critical Accounting Policies and Estimates
      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and assumptions.
      Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition
      Net Revenues. Net revenues consist of fee-for-service revenue, contract revenue and other revenue. Net revenues are recorded in the period services are rendered. Our net revenues are principally derived from the provision of healthcare staffing services to patients within healthcare facilities. The form of billing and related risk of non-collection for such services may vary by customer. The following is a summary of the principal forms of our billing arrangements and how net revenues are recognized for each.
      A significant portion (77% and 74% of our net revenues in the six months ended June 30, 2005 and in fiscal 2004, respectively) resulted from fee-for-service patient visits. Fee-for-service revenue represents revenue earned under contracts in which we bill and collect the professional component of charges for medical services rendered by our contracted and employed physicians. Under the fee-for-service arrangements, we bill patients for services provided and receive payment from patients or their third-party payers. Fee-for-service revenue is reported net of contractual allowances and policy discounts. All services provided are expected to result in cash flows and are therefore reflected as net revenues in the financial statements. Fee-for-service revenue is recognized in the period that the services are rendered to specific patients and reduced immediately for the estimated impact of contractual allowances in the case of those patients having third-party payer coverage. The recognition of net revenues (gross charges less contractual allowances) from such visits is dependent on such factors as proper completion of medical charts following a patient visit, the forwarding of such charts to one of our billing centers for medical coding and entering into our billing systems and the verification of each patient’s submission or representation at the time services are rendered as to the payer(s) responsible for payment of such services. Net revenues are recorded based on the information known at the time of entering of such information into our billing systems as well as an estimate of the net revenues associated with medical charts for a given service period that have not been processed yet into our billing systems. The above factors and estimates are subject to change. For example, patient payer information may change following an initial attempt to bill for services due to a change in payer status. Such changes in payer status have an impact on recorded net revenues due to differing payers being subject to different contractual allowance amounts. Such changes in net revenues are recognized in the period that such changes in payer become known. Similarly, the actual volume of medical charts not processed into our billing systems may be different from the amounts estimated. Such differences in net revenues are adjusted in the following month based on actual chart volumes processed.
      Contract revenue represents revenue generated under contracts in which we provide physician and other healthcare staffing and administrative services in return for a contractually negotiated fee. Contract revenue consists primarily of billings based on hours of healthcare staffing provided at agreed to hourly rates. Revenue in such cases is recognized as the hours are worked by our staff. Additionally, contract revenue also includes supplemental revenue from hospitals where we may have a fee-for-service contract arrangement. Contract revenue for the supplemental billing in such cases is recognized based on the terms of each individual contract. Such contract terms generally either provide for a fixed monthly dollar amount or a variable amount based upon measurable monthly activity, such as hours staffed, patient visits or collections per visit compared to a minimum activity threshold. Such supplemental revenues based on variable arrangements are usually contractually fixed on a monthly, quarterly or annual calculation basis considering the variable factors negotiated in each such arrangement. Such supplemental revenues are recognized as revenue in the period when such amounts are determined to be fixed and therefore contractually obligated as payable by the customer under the terms of the respective agreement.
      Other revenue consists primarily of revenue from management and billing services provided to outside parties. Revenue is recognized for such services pursuant to the terms of the contracts with customers. Generally, such contracts consist of fixed monthly amounts with revenue recognized in the month services are rendered or as hourly consulting fees recognized as revenue as hours are worked in accordance with such arrangements. Additionally, we derive a small percentage of our revenues from providing administrative and billing services that are contingent upon the collection of third-party physician billings, either by us on their behalf or other third-party billing companies. Such revenues are not considered earned and therefore not recognized as revenue until actual cash collections are achieved in accordance with the contractual arrangements for such services.
      Net Revenues Less Provision for Uncollectibles. Net revenues less provision for uncollectibles reflects management’s estimate of billed amounts that ultimately will be collected. Management, in estimating the amounts to be collected resulting from its over six million annual fee-for-service patient visits and procedures, considers such factors as prior contract collection experience, current period changes in payer mix and patient acuity indicators, reimbursement rate trends in governmental and private sector insurance programs, resolution of credit balances, the estimated impact of billing system effectiveness improvement initiatives and trends in collections from self-pay patients. Such estimates are substantially formulaic in nature. The estimates are continuously updated and adjusted if subsequent actual collection experience indicates a change in estimate is necessary. Such provisions and any subsequent changes in estimates may result in adjustments to our operating results with a corresponding adjustment to our accounts receivable allowance for uncollectibles on our balance sheet.
      Accounts Receivable. As described above and below, we determine the estimated value of our accounts receivable based on estimated cash collection run rates of estimated future collections by contract for patient visits under our fee-for-service contract revenue. Accordingly, we are unable to report the payer mix composition on a dollar basis of our outstanding net accounts receivable. Our days revenue outstanding at June 30, 2005, was 60.9 days and at December 31, 2004, was 63.3 days. The number of days outstanding will fluctuate over time due to a number of factors. The decrease in average days revenue outstanding of approximately 2.4 days includes a decrease of 5.1 days resulting from an increase in average revenue per day between periods and a decrease of 1.5 days related to an increase in collections on contract accounts receivable related primarily to military staffing contracts offset by an increase of 4.0 days associated with an increased valuation of fee-for-service accounts receivable. Our allowance for doubtful accounts totaled $138.1 million as of June 30, 2005. Approximately 98% of our allowance for doubtful accounts is related to gross fees for fee-for-service patient visits. Our principal exposure for uncollectible fee-for-service visits is centered in self pay patients and, to a lesser extent, for co-payments and deductibles from patients with insurance. While we do not specifically allocate the allowance for doubtful accounts to individual accounts or specific payer classifications, the portion of the allowance associated with fee-for-service charges as of June 30, 2005, was approximately 97% of self-pay accounts outstanding as fee-for-service patient visits at June 30, 2005. The majority of our fee-for-service patient visits are for the provision of emergency care in hospital settings. Due to federal government regulations governing the providing of such care, we are obligated to provide emergency care regardless of the patient’s ability to pay or whether or not the patient has insurance or other third-party coverage for the cost of the services rendered. While we attempt to obtain all relevant billing information at the time emergency care services are rendered, there are numerous patient encounters where such information is not available at time of discharge. In such cases where detailed billing information relative to insurance or other third-party coverage is not available at discharge, we attempt to obtain such information from the patient or client hospital billing record information subsequent to discharge to facilitate the collections process. Collections at the time of rendering such services (emergency room discharge) are not significant.
      Primary responsibility for collection of fee-for-service accounts receivable resides within our internal billing operations. Once a claim has been submitted to a payer or an individual patient, employees within our billing operations have responsibility for the follow up collection efforts. The protocol for follow up differs by payer classification. For self pay patients, our billing system will automatically send a series of dunning letters on a prescribed time frame requesting payment or the provision of information reflecting that the balance due is covered by another payer, such as Medicare or a third-party insurance plan. Generally, the dunning cycle on a self pay account will run from 90 to 120 days. At the end of this period, if no collections or additional information is obtained from the patient, the account is no longer considered an active account and is transferred to a collection agency. Upon transfer to a collection agency, the patient account is written-off as a bad debt. Any subsequent cash receipts on accounts previously written off are recorded as a recovery. For non-self pay accounts, billing personnel will follow up and respond to any communication from payers such as requests for additional information or denials until collection of the account is obtained or other resolution has occurred. For contract accounts receivable, invoices for services are prepared in our various operating areas and mailed to our customers, generally on a monthly basis. Contract terms under such arrangements generally require payment within thirty days of receipt of the invoice. Outstanding invoices are periodically reviewed and operations personnel with responsibility for the customer relationship will contact the customer to follow up on any delinquent invoices. Contract accounts receivable will be considered as bad debt and written-off based upon the individual circumstances of the customer situation after all collection efforts have been exhausted, including legal action if warranted, and it is the judgment of management that the account is not expected to be collected.
      Methodology for Computing Allowance for Doubtful Accounts. We employ several methodologies for determining our allowance for doubtful accounts depending on the nature of the net revenues recognized. We initially determine gross revenue for our fee-for-service patient visits based upon established fee schedule prices. Such gross revenue is reduced for estimated contractual allowances for those patient visits covered by contractual insurance arrangements to result in net revenues. Net revenues are then reduced for our estimate of uncollectible amounts. Fee-for-service net revenues less provision for uncollectibles represents our estimated cash to be collected from such patient visits and is net of our estimate of account balances estimated to be uncollectible. The provision for uncollectible fee-for-service patient visits is based on historical experience resulting from the over six million annual patient visits. The significant volume of annual patient visits and the terms of thousands of commercial and managed care contracts and the various reimbursement policies relating to governmental healthcare programs do not make it feasible to evaluate fee-for-service accounts receivable on a specific account basis. Fee-for-service accounts receivable collection estimates are reviewed on a quarterly basis for each of our fee-for-service contracts by period of accounts receivable origination. Such reviews include the use of historical cash collection percentages by contract adjusted for the lapse of time since the date of the patient visit. In addition, when actual collection percentages differ from expected results, on a contract by contract basis supplemental detailed reviews of the outstanding accounts receivable balances may be performed by our billing operations to determine whether there are facts and circumstances existing that may cause a different conclusion as to the estimate of the collectibility of that contract’s accounts receivable from the estimate resulting from using the historical collection experience. Facts and circumstances that may result in an adjustment to the formulaic result are generally few and are usually related to third-party payer processing problems that are temporary in nature. Contract related net revenues are billed based on the terms of the contract at amounts expected to be collected. Such billings are typically submitted on a monthly basis and aged trial balances prepared. Allowances for estimated uncollectible amounts related to such contract billings are made based upon specific accounts and invoice periodic reviews once it is concluded that such amounts are not likely to be collected. The methodologies employed to compute allowances for doubtful accounts were unchanged between 2005 and 2004.
      Insurance Reserves. The nature of our business is such that it is subject to professional liability lawsuits. Historically, to mitigate a portion of this risk, we have maintained insurance for individual professional liability claims with per incident and annual aggregate limits per physician for all incidents. Prior to March 12, 2003, we obtained such insurance coverage from a commercial insurance provider. Professional liability lawsuits are routinely reviewed by our insurance carrier and management for purposes of establishing ultimate loss estimates. Provisions for estimated losses in excess of insurance limits have been provided at the time such determinations are made. In addition, where as a condition of a professional liability insurance policy the policy includes a self-insured risk retention layer of coverage, we have recorded a provision for estimated losses likely to be incurred during such periods and within such limits based on our past loss experience following consultation with our outside insurance experts and claims managers.
      Subsequent to March 11, 2003, we have provided for a significant portion of our professional liability loss exposures through the use of a captive insurance company and through greater utilization of self-insurance reserves. Accordingly, beginning on March 12, 2003, a substantial portion of our provision for professional liability losses is based on periodic actuarial estimates of such losses for periods subsequent to March 11, 2003. An independent actuarial firm is responsible for preparation of the periodic actuarial studies. Management’s estimate of our professional liability costs resulting from such actuarial studies is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. These factors include, but are not limited to: the frequency and severity of claims, which can differ significantly by jurisdiction; coverage limits of third-party insurance; the effectiveness of our claims management process; and the outcome of litigation.
      Our commercial insurance policy for professional liability losses for the period March 12, 1999 through March 11, 2003, included insured limits applicable to such coverage in the period. In March 2003 we had an actuarial projection made of our potential exposure for losses under the provisions of our commercial insurance policy that ended March 11, 2003. The results of that actuarial study indicated that we would incur a loss for claim losses and expenses in excess of the $130.0 million aggregate limit. Based on the results of an annual actuarial study completed in April 2005, the estimated loss discounted at 4% for claim losses and expenses in excess of the $130.0 million aggregated limit was $50.5 million as of June 30, 2005.
      The payment of any losses realized by us under the aggregate loss provision discussed above will only be after our previous commercial insurance carrier has paid such losses and expenses up to $130.0 million for the applicable prior periods. The pattern of payment for professional liability losses for any incurrence year typically is as long as six years. Accordingly, our portion of our loss exposure under the aggregate policy feature, if realized, is not expected to result in an outflow of cash until 2006 based on the most recent actuarial projection.
      Since March 12, 2003, our professional liability costs consist of annual projected costs resulting from an actuarial study along with the cost of certain professional liability commercial insurance premiums and programs available to us that remain in effect. The provisions for professional liability costs will fluctuate as a result of several factors, including hours of exposure as measured by hours of physician and related professional staff services as well as actual loss development trends.

      Our provisions for losses under the aggregate loss limits of our policy in effect prior to March 12, 2003, and under our captive insurance and self-insurance programs since March 12, 2003, are subject to periodic actuarial reevaluation. The results of such periodic actuarial studies may result in either upward or downward adjustment to our previous loss estimates.
      The accounts of the captive insurance company are fully consolidated with those of the other operations of the Company in the accompanying financial statements.
      Impairment of Intangible Assets. In assessing the recoverability of our intangibles we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.
      Stock-Based Compensation. As described in more detail in Note 15 to our Consolidated Financial Statements, we have issued stock options to employees, consultants and directors to purchase our common stock under the Team Health Inc. Stock Option Plan, or the 1999 Stock Option Plan, which we refer to as the Option Plan. Effective as of January 1, 2003, we have accounted for the Option Plan in accordance with the fair value recognition provisions of SFAS No. 123, “Accounting for Stock Based Compensation,” prospectively to all new awards granted to employees after January 1, 2003. Prior to January 1, 2003, we applied the recognition and measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees”. We measure compensation expense for this option plan using the intrinsic value method as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation is measured as the amount the market value of the underlying equity instrument on the grant date exceeds the exercise price of the option. This amount, if any, is then charged to compensation expense over the vesting period. No stock-based compensation expense is reflected in net earnings for 2002 as all options granted prior to January 1, 2003 had an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, the expense related to stock-based employee compensation included in the determination of net earnings for 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since adoption of the Option Plan.
      During the year ended December 31, 2004 and the six-month period ended June 30, 2005, the following awards were granted under the Option Plan.

	Number of	Weighted -		Intrinsic
	Options Granted	Average	Fair Value	Value per
Date of Grants	(000s)	Exercise Price	per Interest	Interest

June 1, 2004	20	$15.18	$5.27	$15.18
November 1, 2004	5	$15.18	$5.27	$15.18
March 11, 2005	669	$16.85	$5.55	$16.85
      Significant Factors, Assumptions, and Methodologies Used in Determining our Fair Value. As described in more detail in Note 15 to our Consolidated Financial Statements, members of management possessing the requisite financial experience estimated the fair value of the options granted under the Option Plan from January 1, 2004 to June 30, 2005 based on the fair value of our common equity, as calculated by our board of directors. Our board of directors calculated the fair value of the common equity by applying a market valuation multiple (based upon current market valuations of comparable publicly-traded healthcare services companies) to trailing earnings before interest, tax, depreciation and amortization (EBITDA) to calculate the enterprise value. The enterprise value was then adjusted (reduced for charges such as outstanding debt and increased for assets such as cash) in order to calculate the total equity value of Team Health. The total equity value was divided by the total outstanding number of common shares and options in order to calculate the common equity valuation on a per share basis. The board of directors also made other adjustments it deemed appropriate, including those based on current trends and the liquidity of the shares. Our Board of Directors did not obtain contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options during this period, they believed that they possessed the requisite valuation expertise to prepare a reasonable estimate of the fair value of the interests. Determining the fair value of our common and preferred equity interests required them to make complex and subjective judgments.

Factors and Trends that Affect Our Results of Operations
      In reading our financial statements, you should be aware of the following factors and trends that our management believes are important in understanding our financial performance.

TRICARE Program
      We are a provider of health care professionals that serve military personnel and their dependents in military treatment facilities nationwide. During 2004, the Department of Defense made a decision to re-contract all of its outsourced health care staffing positions. Such positions were formerly staffed through managed care organizations, which in turn subcontracted with staffing providers, including Team Health. The change made by the military was to primarily contract directly with health care staffing providers through each branch of service. The re-contracting of such services across all branches of the military was completed on approximately November 1, 2004. Based on the results of such re-contracting, we concluded that our revenue and operating margins would be materially adversely affected and that a portion of goodwill related to our military business had been impaired. An impairment loss of $73.2 million was recorded in 2004.
      Our revenues derived from military health care staffing totaled approximately $74.7 million in the first six months of 2005 compared to approximately $123.9 million in the same period in 2004. Revenues for the full year 2004 totaled approximately $207.5 million, reflecting our staffing revenues as both a subcontractor and a direct contractor during the year.
      Our net revenues and cash flow in the six months ended June 30, 2005, have been affected as a result of the re-contracting process. We won through competitive bidding a number of new contracts. The staffing of such new contracts requires locating, recruiting and hiring new healthcare staff, some of whom, such as nurses, are in significant demand in today’s workforce. Our realization of net revenues in the initial months of certain of the new contracts has been adversely affected by unfilled staffing positions either due to worker shortages or due to higher rates of turnover in certain positions, leaving periods of vacancies in such positions. Additionally, the billing process for our military staffing services has changed following completion of the re-contracting period. Our services are now billed directly to the respective military treatment facilities or as a subcontractor to a third-party direct contract holder who requires payment from the military prior to reimbursing us. The change in military billing practices and payment flow has caused a slow-down in the payment cycle for our military staffing services. The average days outstanding for our military staffing accounts receivable totaled 79.1 days at June 30, 2005. Prior to the new contracting process, our average days outstanding for military staffing accounts receivable was 56.1 days.
      Approximately $64.8 million of estimated annual revenue won by us as part of the military’s contract bidding process in 2004 was awarded to us on a one-year contract basis and is subject to re-bid and award on or about October 1, 2005. Approximately $79.1 million of estimated annual revenue won during the bidding process in 2004 was awarded to us on a two-five year contract basis which gives the government the option to exercise available option years. We anticipate an estimated $100.0 million of annual revenue derived from contracts presently held by other staffing providers will also be up for re-bid and award on or about October 1, 2005. However, we expect to be ineligible to bid on a substantial portion of the business held by other staffing providers due to the government’s practice of reserving a substantial portion of its contracts for award to small businesses. Our ability to participate in such small business bid awards will be limited to the extent we can serve as a sub-contractor to small businesses that win such bids. We are unable at this time to estimate the outcome of such expected bidding process or its impact on the results of our operations subsequent to such award dates.
      We have remaining goodwill related to our military staffing business of $54.7 million. The outcome of the military’s re-bidding of its staffing contracts through October 1, 2005 could impact our valuation of the remaining goodwill once the bid awards are known.

Radiology Related Services
      We have historically provided several types of radiology related services, including the operation of diagnostic imaging centers, teleradiology physician services and providing radiologist staffing services to hospital radiology departments. Some of these operations have not achieved earnings targets resulting in management’s assessment of the various components of these services for purposes of improving operating results derived from radiology related services. As a result of such assessment, a decision was reached on

July 1, 2005, to cease operations at our two remaining imaging centers and to end the provision of physician staffing and related billing services for five hospital staffing contracts that have failed to meet targeted levels of profitability. We intend to cease operations relative to the imaging center locations by August 31, 2005, and to give contract termination notices to identified hospitals during the third quarter of 2005 and, following discussions with such affected hospitals, to cease the provision of services as soon as practical thereafter.
      Net revenues less provision for uncollectibles related to radiology operations planned for closure or termination are approximately $8.8 million for the six months ended June 30, 2005. The operating losses related to such operations are not directly identifiable as the result of back office billing and support costs not being totally allocated to such operations on an historical basis.
      During the three months ended June 30, 2005, we recorded an impairment loss related to imaging center equipment and other property in the estimated amount of $1.6 million. We are currently evaluating the potential for additional costs relating to the remaining estimated future lease payments and other property used in the provision of such radiology related services. Any impairment loss related to future lease payments and other property related items will be recorded in the period that operations cease (currently anticipated to be in the three months ended September 30, 2005). As of June 30, 2005, future lease payments, not reduced for potential sub-lease proceeds, are approximately $1.0 million.
      The termination of imaging center operations and hospital contracts will result in the payment of severance and other related employee costs once such operations and services cease at various dates beginning in the third quarter of 2005. We have not yet determined the amount of such severance costs, however, on a preliminary basis, such costs are estimated to be approximately $1.0 million. The determination of the amount of such actual costs is subject to the results of negotiations with affected hospitals and by the results of any potential sale of the imaging centers. The amount of such costs will be recorded in periods subsequent to June 30, 2005.
Results of Operations
      The following discussion provides an analysis of our results of operations and should be read in conjunction with our unaudited consolidated financial statements. The operating results of the periods presented were not significantly affected by general inflation in the U.S. economy. Net revenues less the provision for uncollectibles is an estimate of future cash collections and as such it is a key measurement by which management evaluates performance of individual contracts as well as our company as a whole. The following table sets forth the components of net earnings (loss) as a percentage of net revenues less provision for uncollectibles for the periods indicated:

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

Net revenues less provision for uncollectibles	100.0%	100.0%	100.0%	100.0%	100.0%
Professional services expenses	76.2	74.7	74.8	74.6	72.1
Professional liability costs	4.4	11.6	5.9	5.8	3.6
Gross profit	19.4	13.7	19.3	19.6	24.3
General and administrative expenses	9.8	9.6	10.0	9.4	10.0
Management fee and other expenses	0.1	0.1	0.1	0.1	0.4
Depreciation and amortization	2.4	2.1	1.4	1.3	1.2
Interest expense, net	2.8	2.3	2.9	2.8	2.7
Refinancing costs	0.4	—	1.5	2.8	—
Impairment loss/impairment of intangibles	3.6	(0.4)	(3.7)	12.7	0.3
Earnings (loss) before income taxes	0.3	—	7.3	(9.6)	9.6
Provision from income taxes	1.6	(0.1)	1.1	1.2	3.7
Net earnings (loss)	2.0	(0.3)	(4.9)	(10.8)	5.9
Dividends on preferred stock	1.6	1.4	0.4	0.7	—
Net earnings (loss) attributable to common shareholders	0.4	(1.7)	(5.2)	(11.5)	5.9

Six Months Ended June 30, 2005 Compared to the Six Months Ended June 30, 2004
      Net Revenues. Net revenues in the six months ended June 30, 2005 increased $13.6 million, or 1.7%, to $799.7 million from $786.0 million in the six months ended June 30, 2004. The increase in net revenues of $13.6 million included an increase of $50.0 million in fee-for-service revenue and $0.9 million in other revenue. Such increases were partially offset by a decrease in contract revenue of $37.3 million. In the six months ended June 30, 2005, fee-for-service revenue was 76.9% of net revenues compared to 71.9% in 2004, contract revenue was 21.1% of net revenues compared to 26.2% in 2004 and other revenue was 2.0% in 2005 compared to 1.9% in 2004. The change in the mix of net revenues is primarily due to a reduction in military staffing contract revenues between periods.
      Provision for Uncollectibles. The provision for uncollectibles was $291.4 million in the six months ended June 30, 2005 compared to $268.6 million in the corresponding period in 2004, an increase of $22.8 million or 8.5%. The provision for uncollectibles as a percentage of net revenues was 36.4% in 2005 compared with 34.2% in 2004. The provision for uncollectibles is primarily related to revenue generated under fee-for-service contracts that is not expected to be fully collected. Excluding the effect of the reduction in military staffing contract net revenues between periods, the provision for uncollectibles as a percentage of net revenues was 40.2% in 2005 and 40.6% in 2004.
      Net Revenues Less Provision for Uncollectibles. Net revenues less provision for uncollectibles in the six months ended June 30, 2005 decreased $9.1 million, or 1.8%, to $508.3 million from $517.4 million in the six months ended June 30, 2004. The $9.1 million decrease is primarily related to a net reduction of $49.2 million in military staffing business as a result of the military’s re-contracting process completed in 2004. Excluding the impact of the re-contracting process, net revenues less provision for uncollectibles increased $40.1 million. Same contract revenues, which consists of contracts under management in both periods, increased $46.4 million, or 13.2%, to $397.4 million in 2005 compared to $351.1 million in 2004. The increase in same contract revenue of 13.2% consists of an increase in estimated net revenues per billing unit as well as an increase in overall patient dollar volume between periods. Approximately 8.2% of this increase was due to higher estimated net revenues per billing unit. Approximately 2.5% of the increase in estimated net revenues per billing unit is due to an increase in estimated amounts to be collected for periods prior to 2005, including new start-up contracts in 2004, and favorable resolution of third-party insurer payment disputes. The remainder of the increase between periods is principally due to rate and level of acuity increases.
      Professional Service Expenses. Professional service expenses, which include physician costs, billing and collection expenses, and other professional expenses, totaled $366.6 million in the six months ended June 30, 2005 compared to $385.9 million in the six months ended June 30, 2004, a decrease of $19.3 million or 5.0%. The decrease of $19.3 million is primarily due to the reduction in military staffing business offset by increases in other staffing areas due to higher volumes as well as an increase in average rates paid per hour of provider service on a same contract basis.
      Professional Liability Costs. Professional liability costs were $18.4 million in the six months ended June 30, 2005 compared with $29.9 million in the six months ended June 30, 2004 for a decrease of $11.5 million or 38.5%. Professional liability costs include reductions in professional liability reserves relating to prior years resulting from actuarial studies completed in April of each year of $7.6 million in 2005 and $1.6 million in 2004. Also contributing to the decrease is a lowering of coverage limits for certain contracts and lower costs relating to the military staffing business.
      Gross Profit. Gross profit was $123.3 million in the six months ended June 30, 2005 compared to $101.6 million in the same period in 2004 for an increase of $21.7 million between periods. Included in the $21.7 million increase is a $7.6 million reduction in professional liability costs as the result of a 2005 actuarial study. The remaining increase in gross profit is attributable to higher patient volumes and average estimated collection rates per patient encounter increasing faster than professional expenses and billing and collection related costs. Gross profit as a percentage of revenue less provision for uncollectibles increased to 24.3% in 2005 compared with 19.6% in 2004. Excluding the effect of the actuarial adjustment of $7.6 million, the gross profit percentage was 22.8% in the six months ended June 30, 2005.

      General and Administrative Expenses. General and administrative expenses increased $1.9 million to $50.8 million in the six months ended June 30, 2005 from $48.8 million in the six months ended June 30, 2004. General and administrative expenses as a percentage of net revenues less provision for uncollectibles were 10.0% in 2005 compared to 9.4% in 2004. Included in the $1.9 million increase in general and administrative expenses in 2005 is a $2.0 million increase in management incentive plan costs as well as increases related to inflationary growth in salaries offset by $1.2 million of expense related to a bonus to stock option holders in 2004 in connection with the refinancing of the our debt structure and a decrease in professional consulting expenses between periods of $1.3 million.
      Management Fee and Other Expenses. Management fee and other operating expenses were $2.2 million in the six months ended June 30, 2005 and $0.6 million in the corresponding period in 2004 for an increase of $1.6 million. The $1.6 million increase is primarily related to costs associated with the purchase and retirement of 9% subordinated debentures in 2005.
      Impairment Loss. Estimated impairment loss totaled $1.6 million in 2005 and $65.8 million in 2004. The $1.6 million impairment loss in 2005 is with respect to equipment and other property costs associated with the planned disposition of two radiology imaging centers. The impairment loss in 2004, which was not deductible for tax purposes, resulted from contracting changes in the military’s TRICARE program with a resulting negative impact on such business.
      Depreciation and Amortization. Depreciation and amortization was $6.2 million in the six months ended June 30, 2005 compared to $6.9 million in the six months ended June 30, 2004. Depreciation and amortization expense decreased due to such related assets becoming fully depreciated or fully amortized, respectively, between periods.
      Net Interest Expense. Net interest expense decreased $0.4 million to $13.9 million in 2005, compared to $14.3 million in 2004. The decrease in net interest expense includes approximately a $2.0 million decrease related to a realized hedge instrument loss as part of a debt refinancing in 2004 partially offset by increases due to higher interest rates as well as an increased level of net outstanding debt between periods.
      Refinancing Costs. We expensed $14.7 million in the six months ended June 30, 2004 of deferred financing costs and bond repayment premiums related to its previously outstanding bank and bond borrowings that were refinanced in 2004.
      Earnings (loss) before Income Taxes. Earnings before income taxes for the six months ended June 30, 2005 were $48.7 million compared to a loss of $49.7 million for the corresponding period in 2004.
      Provision for Income Taxes. The provisions for income taxes were $18.6 million in 2005 compared to $6.3 million in 2004.
      Net Earnings (Loss). Net earnings were $30.1 million for the six months ended June 30, 2005 compared to a net loss of $56.0 million for the six months ended June 30, 2004.
      Dividends on Preferred Stock. We recognized $3.6 million of dividends for the six months ended June 30, 2004.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
      Net Revenues. Net revenues in 2004 increased $93.2 million or 6.3%, to $1,572.2 million from $1,479.0 million in 2003. The increase in net revenues of $93.2 million included an increase of $127.1 million in fee-for-service revenue and $0.3 million in other revenue, partially offset by a decrease in contract revenue of $34.2 million. In 2004, fee-for-service revenue was 74.3% of net revenues compared to 70.4% in 2003, contract revenue was 23.8% of net revenues compared to 27.6% in 2003 and other revenue was 1.9% of net revenues compared to 2.0% in 2003.
      Provision for Uncollectibles. The provision for uncollectibles was $563.5 million in 2004 compared to $479.3 million in 2003, an increase of $84.2 million or 17.6%. The provision for uncollectibles as a percentage of net revenues was 35.8% in 2004 compared to 32.4% in 2003. The provision for uncollectibles is primarily related to revenue generated under fee-for-service contracts that is not expected to be fully collected. The increase in the provision for uncollectibles as a percentage of net revenues resulted from fee schedule and average acuity pricing increases in excess of increased average collection rates for self-pay patients. In addition, the increase in the provision for uncollectibles as a percentage of revenue was affected by an estimated 1.0% payer mix shift toward more self-insured patient encounters in 2004 and a reduction in contract revenues between years.
      Net Revenues Less Provision for Uncollectibles. Net revenues less provision for uncollectibles in 2004 increased $8.9 million, or 0.9%, to $1,008.7 million from $999.7 million in 2003. Same contract revenue less provision for uncollectibles, which consists of contracts under management in both periods, increased $28.4 million, or 4.2%, to $710.6 million in 2004 from $682.2 million in 2003. The increase in same contract revenue of 4.2% is principally due to increased net revenues per billing unit offset by a decrease in overall patient dollar volumes between periods. Same contract revenue increased approximately 6.6% between periods due to higher estimated net revenues per billing unit. Billing volume for same contract fee-for-service decreased 0.6% between periods while contract revenues declined due to lower billable hours in our locum tenens and radiology staffing contracts based services, principally as a result of terminating certain operating services and contracts in these staffing areas. Acquisitions contributed $7.6 million between periods. The aforementioned increases were partially offset by a net $27.1 million of revenue derived from contracts that terminated during the periods less revenue obtained through new sales.
      Professional Service Expenses. Professional service expenses, which includes physician costs, billing and collection expenses and other professional expenses, totaled $754.2 million in 2004 compared to $746.4 million in 2003, an increase of $7.8 million or 1.0%. The increase of $7.8 million in professional service expenses included an increase of approximately $15.0 million which resulted principally from increases in average rates paid per hour of provider service on a same contract basis. Acquisitions contributed $6.2 million of the increase. These increases were partially offset by a net decrease of approximately $13.4 million due to terminated contracts.
      Professional Liability Costs. Professional liability costs were $59.8 million in 2004 compared with $116.0 million in 2003 for a decrease of $56.1 million. The decrease in professional liability expenses is due primarily to a provision for losses in excess of an aggregate insured limit for periods prior to March 12, 2003 of $50.8 million in 2003. Excluding the $50.8 million provision, professional liability expenses decreased $5.3 million or 8.1% between periods. The decrease of $5.3 million includes a reduction of $2.0 million in 2004 in self-insured retention reserves for excess limits provided for certain physicians in prior years as a result of a review of remaining outstanding claims pertaining to such coverage periods and approximately $1.6 million in 2004 resulting from favorable actuarial results related to 2003 initial self-insured loss year reserves. Also contributing to the decrease is a reduction in exposure associated with the termination of staffing contracts in higher risk territories or specialties.
      Gross Profit. Gross profit was $194.6 million in 2004, compared to $137.4 million in 2003 for an increase of $57.2 million. The increase in gross profit is attributable to the effect of the aggregate provision for professional liability insurance losses of $50.8 million in 2003 and increased contribution from steady state operations, partially offset by the net effect of terminated contracts between periods. Gross profit as a percentage of revenue less provision for uncollectibles in 2004 was 19.3% compared to 18.8% before the provision for excess professional liability losses in 2003.
      General and Administrative Expenses. General and administrative expenses increased $4.9 million in 2004 to $100.5 million from $95.6 million in 2003. General and administrative expenses as a percentage of net revenues less provision for uncollectibles were 10.0% in 2004 compared to 9.6% in 2003. Included in general and administrative expenses in 2004 is approximately $1.7 million related to a bonus to stock option holders in connection with a refinancing of our debt structure. Excluding the effect of the stock option bonus expense, general and administrative expenses increased approximately $3.2 million, or 3.3%. The remaining increase in general and administrative expenses between years was principally due to increases in salaries and benefits of approximately $1.0 million, net of a decrease in cost of approximately $1.0 million under our management incentive plan, an increase in professional consulting expenses between years of $1.7 million (including in 2004 approximately $2.4 million related to improving our billing and collection processes), with the remainder of the increase due to an increase in travel related and lease costs, respectively, of approximately $0.5 million each.
      Management Fee and Other Expenses. Management fee and other operating expenses were $1.4 million in 2004 and $0.5 million for the corresponding period in 2003. Other operating expenses in 2004 included a loss on asset disposals totaling $0.9 million.

      Impairment Loss. During 2004, an impairment loss in the amount of $73.2 million was recorded related to goodwill associated with our military staffing business. The results of a re-bidding of our healthcare staffing contracts under the military’s TRICARE Program indicated a net loss of contract revenues and margin related to such staffing services. Based on the results of the re-bidding, an impairment analysis using expected future cash flows and estimated fair values relating to the underlying business to which the goodwill applies indicated that the goodwill previously recorded in the amount of $127.9 million was impaired.
      Depreciation and Amortization. Depreciation and amortization was $13.7 million in 2004 and $22.0 million in 2003. Amortization expense decreased by $7.7 million between periods due to certain of the our intangibles becoming fully amortized in 2003.
      Net Interest Expense. Net interest expense increased $5.6 million to $28.9 million in 2004, compared to $23.3 million in 2003. The increase in net interest expense includes approximately $7.8 million due to an increased level of net outstanding debt between periods and a realized hedge instrument loss of approximately $1.0 million in 2004 partially offset by lower interest rates and non-cash amortization of loan costs between periods.
      Refinancing Costs. We expensed $14.7 million of deferred financing costs and bond repayment premiums related to its previously outstanding bank and bond borrowings that were refinanced in 2004.
      Loss before Income Taxes. Loss before income taxes in 2004 was $37.8 million compared to $4.2 million in 2003.
      Provision (Benefit) for Income Taxes. Provision for income taxes in 2004 was $11.4 million compared to a benefit of $1.4 million in 2003.
      Net Loss. Net loss for 2004 was $49.2 million compared to a net loss of $2.8 million in 2003.
      Dividends on Preferred Stock. We recognized $3.6 million of dividends in 2004 and $14.4 million in 2003, on our Class A mandatorily redeemable preferred stock.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002
      Net Revenues. Net revenues in 2003 increased $248.3 million, or 20.2%, to $1,479.0 million from $1,230.7 million in 2002. The increase in net revenues of $248.3 million included an increase of $133.4 million in fee-for-service revenue and $115.4 million in contract revenue, offset by a decrease of $0.5 million in other revenue. Fee-for-service revenue was 70.4% of net revenues in 2003 compared to 73.7% in 2002, contract revenue was 27.6% of net revenues in 2003 compared to 23.8% in 2002 and other revenue was 2.0% of net revenues in 2003 compared to 2.5% in 2002. The change in the mix of revenues is principally due to an acquisition in 2002. The acquired operation derives a higher percentage of its revenues from hourly contract billings than fee-for-service contracts.
      Provision for Uncollectibles. The provision for uncollectibles was $479.3 million in 2003 compared to $396.6 million in 2002, an increase of $82.7 million or 20.9%. As a percentage of net revenues, the provision for uncollectibles was 32.4% in 2003 compared to 32.2% in 2002. The provision for uncollectibles is primarily related to revenue generated under fee-for-service contracts which is not expected to be fully collected. The increase in the provision for uncollectibles percentage resulted from increased patient visits, fee schedule increases and a continued payer mix shift toward more self-insured patients.
      Net Revenues Less Provision for Uncollectibles. Net revenues less provision for uncollectibles in 2003 increased $165.6 million, or 19.9% to $999.7 million from $834.1 million in 2002. Same contract revenue less provision for uncollectibles, which consists of contracts under management from the beginning of the prior period through the end of the subsequent period, increased $61.9 million or 8.9%, to $757.7 million in 2003 from $695.8 million in 2002. The increase in same contract revenue of 8.9% includes the effects of both increased billing volume and higher estimated net revenues per billing unit between periods. Overall, same contract revenue increased approximately 4.0% between periods due to an increase in billing volume and physician mix. Acquisitions contributed $55.1 million and new contracts obtained through internal sales contributed $105.5 million of the remaining increase. The increases noted above were partially offset by $56.9 million of revenue derived from contracts that terminated during the periods.
      Professional Service Expenses. Professional service expense, which includes physician costs, billing and collection expenses and other professional expenses, totaled $746.4 million in 2003 compared to

$635.6 million in 2002 for an increase of $110.8 million or 17.4%. The increase of $110.8 million included $43.5 million resulting from acquisitions between periods. The remaining increase in professional service expenses was principally due to increases in provider hours as the result of new contract sales, principally for staffing within military treatment facilities, including increases resulting from troop deployments in 2003, as well as increases in average rates paid per hour of provider service.
      Professional Liability Costs. Professional liability costs were $116.0 million in 2003, including a provision for losses in excess of an aggregate insured limit for periods prior to March 12, 2003 of $50.8 million. The total professional liability cost of $116.0 million in 2003 compared with $37.0 million in 2002 increased $79.0 million (76.2% excluding the effect of the $50.8 million provision for excess insurance losses). The increase in professional liability costs, in addition to increases resulting from the provision for excess losses ($50.8 million) and from acquisitions ($1.3 million) is due to an increase between periods in our commercial insurance program premium through its expiration date of March 11, 2003, plus an increased level of cost resulting from an estimate of our losses on a self-insured basis subsequent to March 11, 2003.
      Gross Profit. Gross profit decreased to $137.4 million in 2003 from $161.5 million in 2002. The decrease in gross profit is attributable to the effect of the provision for excess losses of $50.8 million partially offset by the effect of acquisitions, net new contract growth and increased profitability of steady state operations between periods. Gross profit as a percentage of revenue less provision for uncollectibles was 18.8% before the provision for excess losses for prior periods compared to 19.4% for 2002. The decrease was principally due to increases in professional liability costs increasing faster than growth in revenues.
      General and Administrative Expenses. General and administrative expenses in 2003 increased to $95.6 million from $81.7 million in 2002, for an increase of $13.8 million, or 16.9% between years. General and administrative expenses as a percentage of net revenues less provision for uncollectibles were 9.6% in 2003 compared to 9.8% in 2002. The increase in general and administrative expenses between years included expenses associated with acquired operations of $4.9 million accounting for 6.0% of the 16.9% increase between periods. The remaining net increase of 10.9% or $8.9 million was principally due to increases in salaries and benefits of approximately $7.8 million. Included in the increase in salaries and benefits between periods was an increase of approximately $3.3 million related to our management incentive plan. Non salary related general and administrative expenses increased $1.1 million between years principally due to costs related to a disputed contract settlement of approximately $0.6 million and a net increase in outside consulting and services fees of approximately $0.6 million. Other general and administrative expenses remained approximately unchanged between years.
      Management Fee and Other Expenses. Management fee and other expenses were $0.5 million in 2003 and 2002.
      Impairment of Intangibles. Impairment of intangibles was $0.2 million and $2.3 million in 2003 and 2002, respectively. During 2003 an ED contract with a noncompete intangible terminated and two of our contracts were determined to be impaired during 2002.
      Depreciation and Amortization. Depreciation and amortization expense was $22.0 million in 2003 compared to $20.0 million in 2002. Depreciation expense decreased by $0.4 million between years while amortization expense increased $2.4 million between years. The increase in amortization expense is principally due to acquisitions between periods.
      Net Interest Expense. Net interest expense decreased $0.6 million to $23.3 million in 2003 compared to $23.9 million in 2002. The decrease in net interest expense is due to lower interest rates on outstanding debt and increased investment income in 2003 offset by an increase in debt outstanding resulting from acquisitions in 2002.
      Refinancing Costs. We expensed in 2002 $3.4 million of deferred financing costs related to its previously outstanding bank debt which was refinanced in 2002.
      Earnings (Loss) before Income Taxes and Cumulative Effect of Change in Accounting Principle. Earnings (loss) before income taxes and cumulative effect of change in accounting principle was a loss of $4.2 million in 2003 compared with earnings of $29.6 million in 2002.

      Provision (Benefit) for Income Taxes. Provision for income taxes in 2003 was a benefit of $1.4 million compared to a provision of $13.2 million in 2002. The decrease in the provision for income taxes in 2003 from 2002 was due to the decreased level of earnings before income taxes in 2003.
      Earnings (Loss) before Cumulative Effect of Change in Accounting Principle. Earnings (loss) before cumulative effect of change in accounting principle in 2003 was a loss of $2.8 million compared with earnings of $16.4 million in 2002.
      Cumulative Effect of Change in Accounting Principle. In connection with implementing SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002, we completed a transitional impairment test of existing goodwill and concluded that a portion of our goodwill was impaired. Accordingly, an impairment loss of $0.5 million ($0.3 million net of taxes) was recorded as the cumulative effect of a change in accounting principle in 2002.
      Net Earnings (Loss). Net loss in 2003 was $2.8 million compared to net earnings of $16.1 million in 2002.
      Dividends on Preferred Stock. We accrued $14.4 million and $13.1 million of dividends in 2003 and 2002, respectively, on our outstanding Class A mandatory redeemable preferred stock.
Liquidity and Capital Resources
      Our principal ongoing uses of cash are to meet working capital requirements, fund debt obligations and to finance our capital expenditures and acquisitions. Funds generated from operations during the past two years have been sufficient to meet the aforementioned cash requirements.
      During 2004, we restructured our capital structure. The restructuring resulted in the following transactions occurring:

•	Our Board of Directors authorized the redemption of our 10% Cumulative Preferred Stock in the amount of approximately $162.4 million, including accrued dividends.

•	We completed a tender offer for our outstanding 12% Senior Subordinated Notes resulting in $100.0 million of such bonds being repaid, plus payment of a call premium of $8.2 million.

•	We issued new 9% Senior Subordinated Notes in the amount of $180.0 million.

•	We retired our existing bank debt in the amount of $199.4 million and entered into a new senior bank credit facility, including a $250.0 million senior secured term loan and an $80.0 million revolving credit facility.

•	We incurred and paid approximately $8.2 million in costs (in addition to an $8.2 million call premium on our previously outstanding 12% Senior Subordinated Bonds) to complete the above transactions.
      In addition, the Board of Directors declared and paid to our shareholders a cash dividend of approximately $27.6 million on March 23, 2004. The Board of Directors also authorized a cash payment to holders of stock options in the form of a compensatory bonus in the approximate amount of $1.3 million.
      As a result of the above transactions, we had total debt outstanding of $428.1 million as of December 31, 2004, compared to $299.4 million as of December 31, 2003.
      Effective April 6, 2005, we and our lenders agreed to an amendment of the terms of our senior credit facility. As a result of such amendment, the following occurred or was agreed to:

•	we made a voluntary prepayment of our term debt in the amount of $30.0 million

•	our existing term loan B was converted to a new term loan C in the amount of $203.1 million

•	our senior credit facility lenders agreed to a reduction in the pricing for term loan borrowings to LIBOR plus 275 basis points, a reduction of 50 basis points

•	a further reduction or increase of up to 50 basis points in the pricing for term loan borrowings from LIBOR plus 275 basis points in the event that the credit ratings for our borrowings are increased or decreased, respectively, and

•	the ability was granted to us to repurchase at our option up to $35.0 million of our outstanding 9% Subordinated Bonds so long as we are in compliance with the terms and covenants of our senior credit facility agreement.

      During the six months ended June 30, 2005, we reduced our outstanding long-term debt by $80.1 million. The repayment of such debt was made through the use of available cash in the form of liquidated marketable securities as well as operating cash flow. The debt repaid consisted of a $15.8 million prepayment required under the terms of the underlying senior credit facility agreement due to “excess cash flow,” as defined therein, a voluntary prepayment of our term debt of $30.0 million and the repurchase and redemption of $34.3 million of our 9% senior subordinated notes. As a result of the foregoing repayments, we had total debt outstanding of $348.0 million as of June 30, 2005, compared to $428.1 million as of December 31, 2004.
      Cash provided from operating activities in 2004 was $64.6 million compared to cash provided by operating activities in 2003 of $101.7 million. The $37.1 million decrease in cash provided by operating activities was principally due to an increase in interest and tax payments between periods and operating cash flows used in the refinancing transaction. Cash used in investing activities in 2004, was $75.8 million compared to a use of cash in 2003 of $26.3 million. The $49.5 million change in cash used in investing activities was principally due to the purchase of short-term investments offset by the redemption of assets held in a deferred compensation plan which were liquidated as part of the refinancing as well as reduced levels of capital expenditures in 2004. Cash used in financing activities in 2004 and 2003 was $71.8 million and $22.3 million, respectively. The $49.5 million decrease in cash resulting from financing activities was due to the debt restructuring and dividend paid in 2004.
      Cash provided by operating activities in the six months ended June 30, 2005 was $28.0 million compared to $26.2 million in the corresponding period in 2004. The $1.8 million increase in cash provided by operating activities was principally due to improved profitability between periods as well as cash used in 2004 for the payout of a deferred compensation plan which was part of a refinancing, partially offset by an increase in accounts receivable and tax payments between years. Cash provided by investing activities in the six months ended June 30, 2005, was $49.9 million compared to a use of cash of $2.3 million in 2004. The $52.2 million increase in cash provided by investing activities was principally due to an increase resulting from the redemption of short-term investments offset by the redemption of assets held in a deferred compensation plan which were liquidated as part of a refinancing in 2004, as well as increased levels of capital expenditures in 2005 and earnout payments related to previous acquisitions in 2005. Cash used in financing activities in the six months ended June 30, 2005 and 2004 was $80.6 million and $70.0 million, respectively. The $10.6 million increase in cash used in financing activities was due to a voluntary partial prepayment of our term debt as well as the early redemption of a portion of our 9% senior subordinated notes in 2005 offset by a debt restructuring, preferred stock redemption and common stock dividend paid in 2004.
      We spent $6.7 million in 2004 and $9.0 million in 2003 for capital expenditures. We spent $4.6 million in the first six months of 2005 and $2.6 million in the first six months of 2004 for capital expenditures. These expenditures were primarily for information technology investments and related development projects.
      We have historically been an acquirer of other physician staffing businesses and interests. Such acquisitions in recent years have been completed for cash. Cash payments made in connection with acquisitions, including contingent payments, were $3.2 million in 2004 and $2.5 million in 2003. Cash payments made in connection with acquisitions, including contingent payments, were $5.8 million during the six months ended June 30, 2005 and $2.3 million in the corresponding period in 2004. Future contingent payment obligations are approximately $3.0 million as of June 30, 2005.
      We made scheduled debt maturity payments of $1.9 million in 2004 in accordance with its applicable term loan facilities in effect at the time.
      Our senior credit facility at June 30, 2005 provides for up to $80.0 million of borrowings under a senior revolving credit facility and $202.3 million of term loans. Borrowings outstanding under the senior credit facility mature in various years with a final maturity date of March 31, 2011. The senior credit facility agreement contains both affirmative and negative covenants, including limitations on our ability to incur additional indebtedness, sell material assets, retire, redeem or otherwise reacquire our capital stock, acquire the capital stock or assets of another business, pay dividends. It also requires us to meet or exceed certain coverage, leverage and indebtedness ratios. The senior credit agreement also includes a provision for the prepayment of a portion of the outstanding term loan amounts at any year-end if we generate “excess cash flow,” as defined in the agreement. During the six months ended June 30, 2005, we made prepayments totaling $15.8 million on our bank term debt under the excess cash flow provision calculation for 2004.
      We began providing effective March 12, 2003, for professional liability risks in part through a captive insurance company. Prior to such date we insured such risks principally through the commercial insurance market. The change in the professional liability insurance program has resulted in increased cash flow due to the retention of cash formerly paid out in the form of insurance premiums to a commercial insurance company coupled with a long period (typically 2-4 years or longer on average) before cash payout of such losses occurs. A portion of such cash retained is retained within our captive insurance company and therefore not immediately available for general corporate purposes. As of June 30, 2005, cash or cash equivalents and related investments held within the captive insurance company totaled approximately $28.6 million. Based on the results of our most recent actuarial report, anticipated cash outflow to the captive insurance company or third-party insurance providers for the period July 1, 2005 to December 31, 2005 is estimated at $16.6 million.
      We had as of December 31, 2004, total cash, cash equivalents and short-term investments of approximately $82.6 million and a revolving credit facility borrowing availability of $76.2 million. Our ongoing cash needs in 2004 were met from internally generated operating sources and there were no borrowings under our revolving credit facility. We had as of June 30, 2005, total cash and cash equivalents of approximately $15.2 million and a revolving credit facility borrowing availability of $74.9 million. Our ongoing cash needs in the six months ended June 30, 2005, were met from internally generated operating sources. Borrowings under our revolving credit facility were limited in the period to $6.7 million for a total of six days as the result of needing cash to meet bank funding obligations.
      On July 19, 2005, a jury verdict in connection with a professional liability lawsuit was rendered against certain defendants that included our parent corporation and one of its affiliates. The jury verdict was $13.0 million in excess of third-party insurance coverage in effect at the date of the incident. The jury award is subject to the issuance of a final judgment by the court. When the trial court renders its final judgment with respect to the jury award, the amount in excess of applicable insurance coverage, if any, plus interest for two years related to such amount, will be required to be posted as an appeal bond with the court while an appeal of the court’s decision runs its course. Management at this time is unable to estimate the cash flow effect, if any, related to this matter.
      We believe that our cash needs, other than for significant acquisitions, will continue to be met through the use of our remaining existing available cash, cash flows derived from future operating results and cash generated from borrowings under our senior revolving credit facility.
      The following tables reflect a summary of obligations, commitments outstanding and estimated uses of nonrestricted cash to meet estimated professional liability insurance obligations as of December 31, 2004, after giving effect to the refinancing transactions (in thousands):

	Payments Due by Period

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

Contractual cash obligations:
Long-term debt	$15,000	$4,746	$4,746	$403,633	$428,125
Operating leases	8,716	13,925	6,431	1,554	30,626
Interest payments	30,746	60,812	59,977	53,354	204,889

Subtotal	54,462	79,483	71,154	458,541	663,640

	Amount of Commitment Expiration Per Period

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

Other commitments:
Standby letters of credit	$3,831	$—	$—	$—	$3,831
Contingent acquisition payments	7,076	1,697	—	—	8,773

	10,907	1,697	—	—	12,604

	Amount of Actuarily Estimated Payments for
	Professional Liability Losses(1)

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

Excess of aggregate under insured plan ended March 11, 2003	$—	$29,720	$22,639	$7,714	$60,073
Captive insurance subsidiary funding	48,657	35,832	1,782	—	86,271

Total estimated payments	48,657	65,552	24,421	7,714	146,344

Total obligations, commitments and estimated use of nonrestricted cash to fund professional liability losses	$114,026	$146,732	$95,575	$466,255	$822,588

(1)	Amounts represent estimated use of unrestricted cash to pay claims in excess of an insured $130 million aggregate plan limit in existence prior to March 11, 2003, and amounts estimated to be funded into the Company’s captive insurance subsidiary for self-insured claims subsequent to March 11, 2003. The amounts represent estimated payments for loss reporting periods prior to January 1, 2005.
Inflation
      We do not believe that general inflation in the U.S. economy has had a material impact on our financial position or results of operations.
Seasonality
      Historically, our revenues and operating results have reflected minimal seasonal variation due to the significance of revenues derived from patient visits to emergency departments, which are generally open on a 365 day basis, and also due to our geographic diversification. Revenue from our non-emergency department staffing lines is dependent on a healthcare facility being open during selected time periods. Revenue in such instances will fluctuate depending upon such factors as the number of holidays in the period.
Recently Issued Accounting Standards
      In June 2005, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. This standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 requires that the change in accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. In the event of a change in accounting principle, SFAS No. 154 will require a restatement of previously issued financial statements to reflect the effect of the change in accounting principle on prior periods presented. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.
      On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

      The provisions of SFAS No. 123(R) are effective for us beginning January 1, 2006. Early adoption is permitted in periods in which financial statements have not been issued. We expect to adopt SFAS No. 123(R) beginning January 1, 2006.
      We adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Currently, we use the minimum value method to estimate the value of stock options granted to employees. In accordance with the transition provisions of SFAS No. 123(R) we will continue to account for nonvested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption for financial statement recognition purposes. For those options that are granted after the adoption of SFAS No. 123(R), we will no longer be permitted to use the minimum-value method and instead will be required to use an acceptable option-pricing model. We have not yet determined which specific option-pricing model we will use.
      SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amounts recognized in operating cash flows for such excess tax deductions were $463,000 and $59,000 for the six months ended June 30, 2005 and 2004, respectively.

BUSINESS
Our Company
      Team Health is the largest provider of outsourced physician staffing and administrative services to hospitals and other healthcare providers in the United States, based upon revenues and patient visits. We serve more than 470 hospital clients and their affiliated clinics and surgical centers in 44 states with a team of approximately 4,700 physicians, mid-level practitioners and nurses. Since our inception in 1979, we have focused primarily on providing outsourced services to hospital emergency departments, which accounted for 72% of our net revenues less provision for uncollectibles in the six months ended June 30, 2005. We also provide comprehensive programs for inpatient services, radiology, anesthesiology, pediatrics and other healthcare services, by providing permanent staffing that enables the management teams of hospitals and other healthcare facilities to outsource their recruiting, hiring, payroll, billing and collection and benefits functions.
      Emergency departments, or EDs, generate approximately 40% of all hospital admissions, making this department critical to a hospital’s patient satisfaction rates and overall success. This dynamic, combined with the challenges involved in billing and collections and physician recruiting and retention, is a primary driver for hospitals to outsource their clinical staffing and management services to companies such as Team Health. Our revenues from ED contracts increased by approximately 22% from 2001 to 2004. The emergency departments that we staff generally are located in larger hospitals that treat over 15,000 patients annually in the ED. We believe that our experience and expertise in managing the complexity of higher volume emergency departments enables our hospital clients to provide higher quality and more efficient physician and administrative services. In this type of environment we can establish stable long-term relationships, recruit and retain high quality physicians and other providers and staff, and obtain attractive payer mixes and profit margins.
      We recruit and hire or subcontract with healthcare professionals who then provide professional services within the healthcare facilities with which we contract. The range of physician and non-physician staffing and administrative services that we provide to our clients includes the following:

•	recruiting, scheduling and credentials coordination for clinical and non-clinical medical professionals,

•	coding, billing and collection of fees for services provided by medical professionals,

•	administrative support services, such as payroll, insurance coverage, continuing medical education services and management training, and

•	claims and risk management services.
      We are a national company delivering our services through 13 regional operating offices located in key geographic markets. This operating model enables us to provide a localized presence combined with the benefits of scale in centralized administrative and other back office functions that accrue to a larger, national company. The teams in our regional offices have responsibility for managing our customer and physician relationships and providing administrative healthcare services.
Industry Overview
      With the increasing complexity of clinical, regulatory, managed care and reimbursement matters in today’s healthcare environment, healthcare facilities are under significant pressure from the government and private payers both to improve the quality and reduce the cost of care. Furthermore, most healthcare facilities do not have billing systems that properly handle the large volumes of payments that are typical in the emergency and other specialty departments. They may also lack the infrastructure and personnel necessary to recruit physicians and other providers. In response to these factors, healthcare facilities have increasingly outsourced the staffing and management of multiple clinical areas to companies with specialized skills, standardized models and information technology to improve service, increase the overall quality of care and reduce administrative costs.
      We target certain clinical areas within healthcare facilities including, emergency medicine, hospitalist, radiology, anesthesiology and pediatrics, as well as civilian medical staffing within military treatment facilities. Each of these clinical areas currently faces severe physician shortages, and many healthcare facilities lack the resources necessary to identify and attract specialized, career-oriented physicians. Moreover, physician shortages are exacerbated by growing demand for services in these clinical areas. For example:

Emergency Medicine. We believe that the healthcare industry in general is experiencing an increasing trend toward outpatient treatment rather than traditional inpatient treatment. Additionally, healthcare reform efforts in recent years have placed an increasing emphasis on reducing the time patients spend in hospitals. Finally, today’s office-based physicians have far fewer office hours readily available to patients, especially on short notice. As a result, we believe that the frequency and severity of illnesses and injuries treated in an emergency department or other hospital setting is likely to continue to increase. Between 1999 and 2003, the number of patient visits per hospital emergency department increased 10.8%. This increase in ED visits, combined with the fact that approximately 40% of all hospital inpatient admissions originate in the emergency department, represents a significant contributing factor to the outsourcing of emergency departments since inpatient satisfaction is strongly tied to the patient’s initial treatment in the emergency department.

Hospitalist. Demand for hospitalists, or doctors whose primary professional focus is the general medical care of hospitalized patients, is driven by an increasing recognition that hospitalist-attended patients experience lower costs, shorter lengths of stay and better outcomes, including higher survival rates. According to the Society of Hospital Medicine, the number of hospitalists in the U.S. has steadily increased from 800 in the mid-1990s to approximately 10,000 in 2005, and this workforce is projected to increase to 25,000 by 2010. We believe that the hospitalist model will experience continued growth as a result of continued cost pressures on hospitals, physician groups and managed care organizations, the increased acuity of hospitalized patients and the accelerated pace of their hospitalizations, the time pressures on office-based primary care physicians and an increasing governmental focus on patient safety and comparative hospital metrics. We believe there is potential for significant growth in this service line over the coming years.

Radiology. Demand for radiology services is driven by a number of factors including population growth, shifting demographics, and advancements in radiological technology and procedures. Older patients utilize x-rays and other imaging modalities at three times the rate of younger people. Therefore, we expect that as the population ages, the demand for radiological services will continue to increase. A survey published in October 2004 by the American Medical Group Association indicated that from 1999-2003, radiologists saw larger percentages and dollar increases in their salaries than any of the other 27 medical specialties studied. Given that the single biggest driver of salaries is the availability of specialists, the rising salaries underscore the continuing shortage of radiologists. The national shortage of radiologists presents a significant opportunity for companies with the resources to recruit skilled, career-oriented radiologists effectively. The current market for radiologists and their services has altered traditional fee-for-service compensation arrangements with hospitals, making cost-plus arrangements more common. These arrangements reduce the economic risk for outsourced providers of such services in a time of escalating professional compensation for radiologists.

Anesthesiology. Demand for anesthesiology services, like radiology services, is driven in part by technological advances, an increased number of reimbursable procedures and an aging population. As a result of these factors, demand is increasing for anesthesiology services not only for life-threatening conditions, but also cosmetic and other quality-of-life procedures. The market is served primarily by groups of physicians typically ranging in size from 10-20 physician anesthesiologists, or MDAs, and few groups have more than 60 MDAs. The groups are largely self-governed, and many enjoy exclusive contracts with hospitals and outpatient centers. The majority of the groups require a variety of management services, and most of them outsource their billing needs to third-party providers.

Pediatrics. According to the American College of Emergency Physicians, emergency physicians and nurses treat more than 30.0 million sick and injured children in America’s emergency departments annually. Many of these cases are classified as nonemergent, indicating the growing need for alternative sites for pediatric urgent care. Changing demographics and lifestyles indicate a growing trend in the ability to receive medical care outside of “traditional” physician office hours. We believe all of these indicators result in a growing demand for freestanding, after-hours urgent care pediatric clinics.

Military Staffing. Demand for healthcare services among military personnel has increased commensurately with growth in the number of military retirees and the use of services by active duty personnel and their dependents. Military treatment facilities today make extensive use of permanent civilian staffing due to an inability to recruit and retain sufficient numbers of physicians, nurses and other healthcare professionals and the goal of reducing the instances of military personnel seeking off-base civilian medical care that results in higher costs. Industry sources project the military permanent medical staffing market to increase from approximately $570 million to at least $765 million over the next five years, representing a 6% compounded annual growth rate.
      The market for outsourced services in each of these areas tends to be highly fragmented. However, local providers often lack the operating capital, experience, breadth of services and sophisticated information systems necessary to meet the increasingly complex needs of hospitals. As a result, healthcare facilities seek third-party physician staffing and administrative service providers that can not only improve department productivity and patient satisfaction while reducing overall costs, but also offer a breadth of staffing and management services, billing and reimbursement expertise, a reputation for regulatory compliance, financial stability and a demonstrated ability to recruit and retain qualified physicians, technicians and nurses. In particular, emergency departments face significant challenges with respect to capturing patient billing data and billing and collecting a high volume of relatively small dollar amounts. As a result, they seek third-party providers with the billing expertise, IT infrastructure and systems necessary to reduce their administrative burden and complexity.
Competitive Strengths
      We help our more than 470 hospital clients and their affiliated clinics’ and surgical centers to address these industry challenges by providing them with a comprehensive range of high-quality, integrated, cost-effective outsourced services for their emergency medicine, inpatient services, radiology, anesthesiology, pediatrics and related programs. We believe that our competitive position is attributable to a number of key strengths, including the following:

Trusted Reputation for Consistent and Reliable Services. Team Health helped found the clinical outsourcing industry and has over 25 years of experience providing physician staffing and administrative services. Our current roster of hospital clients includes long-term relationships with some of the leading medical institutions in the country. We believe the strength of our reputation is evidenced by the fact that approximately one-third of our contracts have been in place for more than ten years. On average, we have held contracts with our current clients for eight years, and our overall emergency department contract retention rate is over 90%.

We have an equally outstanding reputation with our affiliated physicians. In our most recent emergency physician survey, 97% of respondents indicated that we were attending to business functions in ways that allowed them to focus on their patients and their clinical practices, and 95% of respondents said they would recommend us to a colleague.

Leading Market Position. We were founded in 1979 and are affiliated with approximately 4,700 healthcare professionals and over 470 civilian and military hospitals. We are the largest national provider of outsourced physician staffing and administrative services in the United States, based on revenues and patient visits. We are also a significant provider of healthcare staffing on a permanent basis to military treatment facilities under the U.S. government’s TRICARE Program. We believe our ability to spread the cost of our corporate infrastructure over a broad national contract and revenue base generates significant cost efficiencies that are generally not available to smaller competitors. As a full-service provider with a comprehensive understanding of changing healthcare regulations and policies and the management information systems that provide support to manage these changes, we believe we are well positioned to maintain and grow our market share from other service providers and from new outsourcing opportunities.

Regional Operating Models Supported by a National Infrastructure. We service our clients from 13 regional management sites organized under eight operating units. Many of our current regional sites were independent local companies that we added through acquisition. These businesses have been fully integrated, but because they originated locally, have retained deep roots in their communities. This combination of local relationships and national infrastructure allows us to deliver locally focused services with the resources and sophistication of a national provider. For example, our local presence helps us foster community-based relationships with healthcare facilities, which we believe results in responsive service, high physician retention rates and an ability to market our services effectively to local hospital administrators, who generally are involved in making decisions regarding contract awards and renewals. Our regional operating units are supported by our national infrastructure, which includes integrated information systems and standardized procedures that enable us to manage the operations and billing and collections processes efficiently. Our national infrastructure allows us to provide broad economies of scale across all the services we provide at the local level, including recruiting, billing and collection, payroll administration, staffing support, purchasing, managed care contract negotiation, regulatory compliance, and risk management. We believe our regional operating models supported by our national infrastructure improve productivity and quality of care while reducing the cost of care.

Significant Investment in Information Systems and Procedures. Our information systems link our billing, collections, recruiting, scheduling, credentials coordination and payroll functions among our regional management sites, allowing our best practices and procedures to be delivered and implemented nationally. These systems include:

•	IDX Billing System, our coding, billing and accounts receivable system that contains fee schedules that vary for the level of care rendered, contractually agreed-upon allowances (in the case of commercial and managed care insurance payers) and reimbursement policy parameters (in the case of governmental payers) to allow us to bill such payers;

•	Lawson is an integrated system which incorporates financial reporting, payroll and accounts payable functions and allows our regional managers to monitor contract-level profitability and operational trends; and

•	TeamWorks™ our proprietary national physician database and software package that facilitates the recruitment and retention of physicians and supports our contract requisition, credentials coordination, automated application generation, scheduling and payroll operations.

The cumulative strengths of these systems have enhanced our ability to properly collect patient payments and reimbursements in an orderly and timely fashion, monitor and analyze our operating performance and attract and retain specialized, career-oriented professionals in short supply. As a result of our investments in information systems and the company-wide application of best practices policies, we believe our average cost per patient billed and average recruiting cost per physician and other healthcare professionals are among the lowest in the industry.

Financial Performance. We believe that financial stability, including a demonstrated ability to pay healthcare professionals in a timely manner and provide adequate professional liability insurance, is one of the key discriminating factors used by clients in the healthcare industry when choosing outsourcing providers. We have generated positive operating cash flow for each of the last five years. Cash flow from operations for the six months ended June 30, 2005 was approximately $28.0 million. We believe that our operating cash needs will continue to be met through cash generated from operations.

Risk Management. We have a comprehensive risk management program designed to prevent or minimize medical errors and attendant professional liability claims. The program includes incident reporting and tracking systems, pre-hire testing and screening procedures, staff education, service and review programs, procedures for early intervention in professional liability claims, and a risk management quality assurance program. The breadth and depth of our efforts in this area are a critical component of our business strategy and our ability to meet our client retention and acquisition goals. Over the last two years we have significantly reduced the number of new patient claims filed. In 2003 and 2004, claims declined 12% and 26%, respectively.

Ability to Recruit and Retain High Quality Physicians. We believe our ability to recruit and retain high quality physicians to service our contracts. While our local presence provides us with the knowledge to properly match physicians with hospitals and military treatment facilities, our national presence and infrastructure enable us to provide physicians with a variety of attractive client locations, advanced information and reimbursement systems and standardized procedures. Furthermore, we offer physicians substantial flexibility in terms of geographic location, type of facility, scheduling of work hours, benefit packages and opportunities for relocation and career development. This flexibility, combined with fewer administrative burdens, improves physician retention rates and stabilizes our contract base. We believe we have among the highest physician retention rates in the industry.

Experienced Management Team with Significant Equity Ownership. Our senior management team has extensive experience in the outsourced physician staffing and administrative services industries. Our chief executive officer, H. Lynn Massingale, M.D., co-founded Team Health’s predecessor entity in 1979. Our senior corporate and affiliate executives have an average of over 20 years of experience in the outsourced physician staffing and medical services industries. After the offering, members of our management team will have, with the inclusion of performance-based options, an indirect fully diluted ownership interest of approximately % of Team Health, Inc. As a result of this substantial equity interest, we believe our management team has a significant incentive to maintain and grow our client base, and increase our revenue and profitability.

Business Strategy
      We intend to utilize our competitive strengths to capitalize on favorable industry trends and execute on the following business strategies:
      Increase Revenues from Existing Customers. We have a strong record of achieving growth in revenues from our existing customer base. In 2004 and the six months ended June 30, 2005, our net revenues less provision for uncollectibles from same contracts, which consist of contracts under management from the beginning of a period through the end of the subsequent period, grew by approximately 4.2% and 13.2% on a year-over-year and period-over-period basis, respectively. We plan to continue to increase revenue from existing customers by:

•	capitalizing on increasing patient volumes,

•	implementing enhanced point of service capture of non-clinical patient data, resulting in improved billing and collection for services rendered,

•	continuing to improve documentation of clinical care delivered, thereby capturing appropriate reimbursement for services provided,

•	implementing fee schedule increases, where appropriate,

•	cross-selling additional services within contracted healthcare facilities, and

•	increasing staffing levels and expanding services at current military sites of service to recapture patients who might otherwise receive services off-base.
      Capitalize on Outsourcing Opportunities to Win New Contracts. As hospitals and other healthcare providers continue to experience pressure from managed care companies and other payers to reduce costs while maintaining or improving the quality of service, we believe hospitals and other contracting parties will increasingly turn to a single-source with an established track record of success for outsourced physician staffing and administrative services. We believe we are well positioned to capitalize on the growth in emergency department medicine and our other target outsourcing markets, due to our:

•	demonstrated ability to improve productivity, patient satisfaction and quality of care while reducing overall cost to the healthcare facility,

•	successful record of recruiting and retaining high quality physicians and other healthcare professionals,

•	national presence,

•	sophisticated information systems and standardized procedures that enable us to efficiently manage our core staffing and administrative services as well as the complexities of the billing and collections process, and

•	financial strength and resources.
      Furthermore, we seek to obtain new contracts that meet our financial targets by:

•	replacing competitors at hospitals that currently outsource their services,

•	obtaining new contracts from healthcare facilities that do not currently outsource, and

•	expanding our present base of military treatment facility contracts by successfully competing for new staffing contracts.
      Increase Revenue from Additional Clinical Areas. In addition to pursuing growth in our core ED staffing business, we believe significant opportunities exist to increase revenues from our inpatient services, radiology, anesthesiology and pediatrics offerings. We believe we are well positioned to increase our market share in these areas due to our ability to leverage our infrastructure and existing client relationships as well as our recruiting and risk management expertise. We intend to grow our presence in these sectors by increasing revenue from existing clients, adding new clients with whom we do not currently have a relationship with and marketing these services to our existing ED clients.
      Leverage Infrastructure to Enhance Profitability. Our revenue growth strategy along with our established regional and corporate infrastructure is designed to allow for continued enhancement of profitability. Our information systems and economies of scale allow us to enhance profitability with revenue growth without compromising the quality of operations or clinical care. Our strategy is to continually seek to reduce costs, improve efficiencies and provide employee incentives in order to maximize our profitability.
      Focus on Risk Management. Through our risk management staff, quality assurance staff and medical directors, we conduct an aggressive risk management program for loss prevention and early intervention. We have a proactive role in promoting early reporting, evaluation and resolution of serious incidents that may evolve into claims or suits. The risk management function is designed to prevent or minimize medical professional liability claims and includes:

•	incident reporting systems,

•	tracking/trending the cause of accidents and claims,

•	pre-hire risk testing and screening, semi-annual risk review for all providers,

•	risk management quality improvement programs,

•	physician education and service programs, including peer review and monitoring,

•	loss prevention information such as audio tapes and risk alert bulletins, and

•	early intervention of potential professional liability claims and pre-deposition review.
      Pursue Selective Acquisitions. Although we are the largest provider of outsourced physician staffing and administrative services in the U.S., based on revenues and patient visits, our current market share is less than 10%. We intend to acquire complementary businesses selectively in the fragmented outsourcing market. We have successfully completed and integrated four acquisitions in the period 2002-2004 for an aggregate purchase price of approximately $21.3 million, as well as the acquisition of a military staffing company in 2002.
Service Lines
      We provide a full range of outsourced physician staffing and administrative services in emergency medicine, inpatient services, radiology, anesthesiology, pediatrics, and other hospital-based functions. We also provide a full range of healthcare management services to military treatment facilities for the beneficiaries of U.S. military personnel through the TRICARE program. In addition to physician related services within a military treatment facility setting, we also provide non-physician staffing services to military treatment facilities, including such services as para-professional providers, nursing, specialty technicians and administrative staffing.
      Emergency Department. We are the largest provider of outsourced physician staffing and administrative services for hospital emergency departments in the United States, based upon revenues and patient visits. We contract with the hospitals to provide qualified emergency physicians and other healthcare providers for their emergency departments. In addition to the core services of contract management, recruiting, credentials coordination, staffing and scheduling, we provide our client hospitals with enhanced services designed to improve the efficiency and effectiveness of the emergency department. Specific programs like the Operational Assessment, Patient Throughput Program, and 60 to 0 Door to Doc Program, apply proven process improvement methodologies to departmental operations. Physician documentation templates promote compliance with federal documentation guidelines, enhance patient care and risk management and allow for more accurate patient billing. By providing these enhanced services, we believe we increase the value of services we provide to our clients and improve client relations. Additionally, we believe these enhanced services also differentiate us in sales situations and improve the chances of being selected in a competitive bidding process. As of June 30, 2005, we independently contracted with or employed approximately 2,500 hospital emergency department physicians.
      Inpatient Services. We also provide physician staffing and administrative functions for inpatient services, which include hospitalist, intensivist, and house coverage services. Our inpatient contracts with hospitals are generally on a cost-plus or flat rate basis. As of June 30, 2005, we independently contracted with or employed approximately 140 inpatient physicians.
      Radiology. We provide outsourced radiology physician staffing and administrative services in the U.S., both on a fee-for-service basis and a cost-plus basis. We contract directly with radiologists to provide radiology physician staffing and administrative services. A typical radiology management team consists of clinical professionals, board-certified radiologists that are trained in all modalities, and non-clinical professionals and support staff that are responsible for the scheduling, purchasing, billing and collections functions. A component of our radiology business is teleradiology support services. The customers for these services are typically radiologists or radiology groups. The business provides nighttime support to our customers from a centralized reading location. As of June 30, 2005, we independently contracted with or employed approximately 50 radiologists.
      Anesthesiology. We provide a wide range of management services to anesthesia practices on a fee basis, including strategic management, management information systems, third-party payer contracting, financial and accounting support, benefits administration and risk management, scheduling support, operations management and quality improvement services using proprietary anesthesia management practice software. We also arrange for the provision of billing and other management services on a management fee basis to anesthesia practices. These services are organized under an operating unit called Team Health Anesthesiology Management Services (THAMS). THAMS currently provides management and/or billing services to 15 integrated anesthesia practices whose members number more than 600 providers. Overall, we are able to offer essential services to anesthesia groups that enable them to focus on the clinical practice of medicine while leaving the group’s day-to-day business management functions to us.
      Pediatrics. We provide outsourced pediatric physician staffing and administrative services for general and pediatric hospitals. These services include pediatric emergency medicine and radiology, neonatal intensive care, pediatric intensive care, urgent care centers, primary care centers, observation units and inpatient services. We also operate seven after-hours pediatric urgent care centers in Florida. We have experienced growth of our contracts and net revenues less provision for uncollectibles in our outsourced pediatric physician staffing and administrative services business due primarily to new contract sales and acquisitions, and, to a lesser extent, rate increases on existing contracts. As of June 30, 2005, we independently contracted with or employed approximately 120 pediatric physicians.
      Temporary Staffing. We provide temporary staffing (locum tenens) of physicians and paraprofessionals to hospitals and other healthcare organizations through our subsidiary Daniel and Yeager, Inc. (D&Y). Specialties placed through D&Y include anesthesiology, radiology and primary care among others. Revenues from these services are generally derived from a standard contract rate based upon the type of service provided.
      Primary Care Clinics and Occupational Medicine. We provide primary care staffing and administrative services in stand-alone primary care clinics and in clinics located within the work-site of industrial clients. While such clinics are not a primary focus of our business, they are complementary to our hospital clients’ interests. We generally contract with hospitals or industrial employers to provide cost-effective, high quality primary care physician staffing and administrative services.
      Other Non-Physician Staffing Services. Other non-physician staffing services, including such services as nursing, specialty technician and administrative staffing are provided primarily in military treatment facilities. These services are currently provided on an hourly contract basis. Net revenues less provision for uncollectibles derived from such non-physician staffing services were approximately 12% of our revenues less provision for uncollectibles in 2004.
      Medical Call Center Services. Through our subsidiary, Access Nurse, we provide medical call center services to hospitals, physician groups and managed care organizations. Our 24-hour medical call center is staffed by registered nurses and specially trained telephone representatives with backup support from board-certified, practicing physicians.
      The services provided by Access Nurse include:

•	physician after-hours call coverage;

•	community nurse lines;

•	ED advice calls;

•	physician referral;

•	class scheduling;

•	appointment scheduling;

•	web response; and

•	nurse chat.
      In addition, Access Nurse can provide for our emergency department clients with outbound follow-up calls to patients who have been discharged from the ED. We believe this service results in increased patient satisfaction and decreased liability for the hospital.
      Access Nurse is one of the few call centers nationwide that is accredited by URAC, an independent nonprofit organization that provides accreditation and certification programs for call centers.
Contractual Arrangements
      We earn revenues from both fee-for-service arrangements and from flat-rate or hourly contracts. Neither form of contract requires any significant financial outlay, investment obligation or equipment purchase by us other than the professional expenses associated with obtaining and staffing the contracts.
      Our contracts with hospitals generally have terms of three years. Our present contracts with military treatment facilities are generally for one year. Both types of contracts often include automatic renewal options under similar terms and conditions unless either party gives notice of an intent not to renew. Despite the fact that most contracts are terminable by either party upon notice of as little as 30 days, the average tenure of our existing hospital contracts is approximately eight years. The termination of a contract is usually due to either an award of the contract to another staffing provider as a result of a competitive bidding process or termination of the contract by us due to a lack of an acceptable profit margin on fee-for-service patient volumes coupled with inadequate contract subsidies. Less frequently, contracts may be terminated as a result of a hospital facility closing due to facility mergers or a hospital attempting to insource the service being provided by us.
      Hospitals. We provide outsourced physician staffing and administrative services to hospitals under fee-for-service contracts and flat-rate contracts. Hospitals entering into fee-for-service contracts agree, in exchange for granting exclusivity to us for such services, to authorize us to bill and collect the professional component of the charges for such professional services. Under the fee-for-service arrangements, we bill patients and third party payers for services rendered. Depending on the underlying economics of the services provided to the hospital, including its payer mix, we may also receive supplemental revenue from the hospital. In a fee-for-service arrangement, we accept responsibility for billing and collections.
      Under flat-rate contracts, the hospital performs the billing and collection services of the professional component and assumes the risk of collectibility. In return for providing the physician staffing and administrative services, the hospital pays us a contractually negotiated fee, often on an hourly basis.
      Military Treatment Facilities. Our present contracts to provide staffing for military treatment facilities provide such staffing on an hourly or fee basis.
      Physicians. We contract with physicians as independent contractors or employees to provide services to fulfill our contractual obligations to our hospital clients. We typically pay physicians: (1) an hourly rate for each hour of coverage provided at rates comparable to the market in which they work; (2) a relative value unit, or RVU, based payment, or (3) a combination of both a fixed rate and an RVU-based component. The hourly rate varies depending on whether the physician is independently contracted or an employee. Independently contracted physicians are required to pay a self-employment tax, social security, and workers’ compensation insurance premiums. In contrast, we pay these taxes and expenses for employed physicians.
      Our contracts with physicians generally have “evergreen” provisions and can be terminated at any time under certain circumstances by either party without cause, typically upon 180 days notice. In addition, we generally require physicians to sign non-compete and non-solicitation agreements. Although the terms of our non-compete agreements vary from physician to physician, they generally have terms of two years after the termination of the agreement. We also generally require our employed physicians to sign similar non-compete agreements. Under these agreements, the physician is restricted from divulging confidential information, soliciting or hiring our employees and physicians, inducing termination of our agreements and competing for and/or soliciting our clients. As of June 30, 2005, we had working relationships with approximately 2,800 physicians, of which approximately 2,300 were independently contracted. See “Risk Factors — Risks Related to Our Business — We may not be able to successfully recruit and retain qualified physicians to serve as our independent contractors or employees.”
      Other Healthcare Professionals. We provide para-professionals, nurses, specialty technicians and administrative support staff on a long-term contractual basis to military treatment facilities. These healthcare professionals under our current military staffing contracts are compensated on an hourly or fee basis. As of June 30, 2005, we employed or contracted with approximately 2,900 other healthcare professionals.
Services
      We provide a full range of outsourced physician and non-physician healthcare professional staffing and administrative services including the following:
      Contract Management. Our delivery of services for a clinical area of a healthcare facility is led by an experienced contract management team of clinical and other healthcare professionals. The team includes a regional medical director, an on-site medical director and a client services manager. The on-site medical director is a physician with the primary responsibility of managing the physician component of a clinical area of the facility. The medical director works with the team, in conjunction with the nursing staff and private medical staff, to improve clinical quality and operational effectiveness. Additionally, the medical director works closely with the regional operating unit’s operations staff to meet the client’s ongoing recruiting and staffing needs.
      Staffing. We provide a full range of staffing services to meet the unique needs of each healthcare facility. Our dedicated clinical teams include qualified, career-oriented physicians and other healthcare professionals responsible for the delivery of high quality, cost-effective care. These teams also rely on managerial personnel, many of whom have clinical experience, who oversee the administration and operations of the clinical area. As a result of our staffing services, healthcare facilities can focus their efforts on improving their core business of providing healthcare services for their communities as opposed to recruiting and managing physicians. We also provide temporary staffing services of physicians and other healthcare professionals to healthcare facilities on a national basis.
      Recruiting. Many healthcare facilities lack the resources necessary to identify and attract specialized, career-oriented physicians. We have a staff of approximately 68 professionals dedicated to the recruitment of qualified physicians and other clinicians. These professionals are regionally located and focus on matching qualified, career-oriented physicians with healthcare facilities. Common recruiting methods include the use of our proprietary national physician database, attendance at trade shows, the placement of website and professional journal advertisements and telemarketing efforts.
      We have committed significant resources to the development of a proprietary national physician database to be shared among our regional operating units. This database is utilized at all of our operating units. The database uses the American Medical Association master file, which contains more than 690,000 physicians as the initial data source on potential candidates. Recruiters contact prospects through telemarketing, direct mail, conventions, journal advertising and our Internet site to confirm and update physicians’ information. Prospects expressing interest in one of our practice opportunities then provide more extensive background on their training, experience, and references, all of which is added to our database. Our goal is to ensure that the practitioner is a good match with both the facility and the community before proceeding with an interview.

      Credentials Coordination. We gather primary source information regarding physicians to facilitate the review and evaluation of physicians’ credentials by the healthcare facility.
      Scheduling. Our scheduling department assists the on-site medical directors in scheduling physicians and other healthcare professionals within the clinical area on a monthly basis.
      Payroll Administration and Benefits. We provide payroll administration services for the physicians and other healthcare professionals with whom we contract. Our clinical employees benefit significantly from our ability to aggregate physicians and other healthcare professionals to negotiate more favorable employee benefit packages and to provide professional liability coverage at lower rates than many hospitals or physicians could negotiate individually. Additionally, healthcare facilities benefit from the elimination of the overhead costs associated with the administration of payroll and, where applicable, employee benefits.
      Information Systems. We have invested in advanced information systems and proprietary software packages designed to assist hospitals in lowering administrative costs while improving the efficiency and productivity of a clinical area. These systems include TeamWorks™, our national physician database and software package that facilitates the recruitment and retention of physicians and supports our contract requisition, credentials coordination, automated application generation, scheduling and payroll operations.
      While the entering of patient data remains principally manual in nature, the strength of our IDX Billing System and other information systems has enhanced our ability to properly collect patient payments and reimbursements in an orderly and timely fashion and has increased our billing and collections productivity. As a result of our investments in information systems and the company-wide application of best practices policies, we believe our average cost per patient billed and average recruiting cost per physician and other healthcare professionals are among the lowest in the industry.
      Billing and Collections. Our billing and collection services are a critical component of our business. Excluding the military staffing business, which has its own proprietary billing processes, our billing and collections operations are conducted through five billing facilities and operate on a uniform billing system — the IDX software system. The IDX system is a powerful billing and accounts receivable software package with comprehensive reporting capabilities. We maintain within our IDX billing system fee schedules that vary for the level of care rendered. In addition, within our IDX billing system we maintain contractually agreed upon allowances (in the case of commercial and managed care insurance payers) and reimbursement policy parameters (in the case of governmental payers) to allow us to bill such payers at levels that are less than the gross charges resulting from our fee schedules. Our IDX billing system calculates the contractual allowances at the time of processing of third-party payer remittances. The contractual allowance calculation within the IDX system is used principally to determine the propriety of subsequent third-party payer payments. The nature of emergency care services and the requirement to treat all patients in need of such care and often times under circumstances where complete and accurate billing information is not readily available at the time of discharge, precludes the use of the IDX system to accurately determine contractual allowances for financial reporting purposes. As a result, management estimates net revenues less provision for uncollectibles, which is our revenue estimated to be collected after considering our contractual allowance obligations and our estimates of doubtful accounts, as further discussed in detail in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of this prospectus.
      We have interfaced a number of other software systems with the IDX system to further improve productivity and efficiency. Foremost among these is an electronic registration interface that has the capability to gather registration information directly from a hospital’s management information system. Additionally, we have invested in electronic submission of claims, as well as electronic remittance posting. These programs have resulted in lower labor and postage expenses. At the present time, approximately 97% of over six million fee-for-service annual patient visits are processed by one of the five billing facilities.
      We also operate an internal collection agency. Substantially all collection placements generated from our billing facilities are sent to the agency. Comparative analysis has shown that the internal collection agency is more cost effective than the use of outside agencies and has improved the collectibility of existing placements. Our advanced comprehensive billing and collection systems allow us to have full control of accounts receivable at each step of the process.

      Risk Management. Through our risk management staff, quality assurance staff and our medical directors, we conduct an aggressive risk management program for loss prevention and early intervention. We are proactive in promoting early reporting, evaluation and resolution of serious incidents that may evolve into claims or suits. Our risk management function is designed to prevent or minimize medical professional liability claims and includes:

•	incident reporting systems through which we monitor errors that may potentially become claims,

•	tracking/trending the cause of errors and claims looking for preventable sources of erroneous medical treatment or decision-making,

•	pre-hire risk assessment and screening and semi-annual risk review for all providers seeking to offer hospitals the highest-quality physicians,

•	risk management quality improvement programs providing clinical guidelines for consideration by the clinician,

•	physician education and service programs, including peer review and monitoring and the provision of approximately 100,000 hours of continuing medical education in 2004,

•	loss prevention information via audio tapes and risk alert bulletins enabling providers to review current topics in medical care at their convenience, and

•	early intervention of potential professional liability claims and pre-deposition review to minimize negative outcomes in malpractice cases.
      In addition, we are in the process of converting our risk management database over to the STARS 8.5 Risk Management Information System (RMIS). The STARS system is one of the most comprehensive RMIS on the market, and will be used to enhance our physician risk management assessments, malpractice claims/litigation management, and the analysis of claims data to identify loss patterns/trends. Claim and serious event data will be linked with provider profile data to benchmark the provider’s loss performance. The collection and analysis of claims data will enable us to identify the actual cause of losses, and target risk management intervention to proactively address potential liability exposures.
      Continuing Medical Education Services. The Team Health Institute for Education and Patient Safety is fully accredited by the Accreditation Council for Continuing Medical Education. This allows us to grant our physicians and nurses continuing medical education credits for both externally and internally developed educational programs at a lower cost than if such credits were earned through external programs. In addition to providing life support certification courses, we have designed a series of client support seminars entitled Successful Customer Relations and Beyond Clinical Competence for physicians, nurses and other personnel to learn specific techniques for becoming effective communicators and delivering top-quality customer service. These seminars help the clinical team sharpen its customer service skills, further develop communication skills and provide techniques to help deal with people in many critical situations.
      Consulting Services. We have a long history of providing outsourced physician staffing and administrative services to healthcare facilities and, as a result, have developed extensive knowledge in the operations of certain areas of the facilities we service. As such, we provide consulting services to healthcare facilities to improve the productivity, quality and cost of care delivered by them. These services include:

•	Process Improvement. We have developed a number of utilization review programs designed to track patient flow and identify operating inefficiencies. To rectify such inefficiencies, we have developed a Fast Track system to expedite patient care in the hospital emergency department and urgent care center by separating patients who can be treated in a short period of time from patients who have more serious or time-consuming problems. Fast Track patients, once identified through appropriate triage categorization, are examined and treated in a separate area of the hospital emergency department or urgent care center, controlled by its own staff and operational system. We have substantial experience in all phases of development and management of Fast Track programs, including planning, equipping, policy and procedure development, and staffing. In addition, we employ WaitLosstm, a proprietary process improvement system designed to assist the hospital in improving the efficiency and productivity of a department.

•	Quality Improvement. We provide a quality improvement program designed to assist a healthcare facility in maintaining a consistent level of high quality care. We periodically measure the performance of the healthcare facility, based on a variety of benchmarks, including patient volume, quality indicators and patient satisfaction. This program is typically integrated into our process improvement program to ensure seamless delivery of high quality, cost-effective care.

•	Managed Care Contracting. We have developed extensive knowledge of the treatment protocols and related documentation requirements of a variety of managed care payers. As a result, we often participate in the negotiation of managed care contracts to make those managed care relationships effective for patients, payers, physicians and hospitals. We provide managed care consulting services in the areas of contracting, negotiating, reimbursement analysis/projections, payer/hospital relations, communications and marketing. We have existing managed care agreements with health maintenance organizations, preferred provider organizations and integrated delivery systems for commercial, Medicaid and Medicare products. While the majority of our agreements with payers continue to be traditional fee-for-service contracts, we are experienced in providing managed, prepaid healthcare to enrollees of managed care plans.

•	Nursing Services. We maintain highly regarded, experienced nurse consultants on our client support staff. These nurse consultants provide assistance to nurse managers and medical directors of the client healthcare facility on a variety of issues, including risk management and overall performance improvement. In addition, the nurse consultants are available to make site visits to client facilities on request to assess overall operations, utilization of personnel and patient flow.

Sales and Marketing
      Contracts for outsourced physician staffing and administrative services are generally obtained either through direct selling efforts or requests for proposals. We have a team of eight sales professionals located throughout the country. Each sales professional is responsible for developing sales and acquisition opportunities for the operating unit in their territory. In addition to direct selling, the sales professionals are responsible for working in concert with the regional operating unit president and corporate development personnel to respond to a request for proposal or take other steps to develop new business relationships.
      Although practices vary, healthcare facilities generally issue a request for proposal with demographic information of the facility department, a list of services to be performed, the length of the contract, the minimum qualifications of bidders, the selection criteria and the format to be followed in the bid. Supporting the sales professionals is a fully integrated marketing campaign comprised of a telemarketing program, Internet website, journal advertising, and a direct mail and lead referral program.
Operations
      We currently operate through eight operating units with management located at thirteen regional sites. Our regional sites are listed in the table below. The operating units are managed semi-autonomously, in most cases by senior physician leaders, and are operated as profit centers with the responsibility for pricing new contracts, recruiting and scheduling physicians and other healthcare professionals, marketing locally and conducting day-to-day operations. The management of corporate functions such as accounting, payroll, billing and collection, capital spending, information systems and legal are centralized.

Name	Location	Principal Service Lines

After Hours Pediatrics	Tampa, FL	Pediatrics
Daniel and Yeager	Huntsville, AL	Locum Tenens
Emergency Coverage Corporation	Knoxville, TN	Emergency Department
Emergency Physician Associates	Woodbury, NJ	Emergency Department
Emergency Professional Services	Middleburg Heights, OH	Emergency Department
Health Care Financial Services	Plantation, FL	Billing
InPhyNet Medical Management	Ft. Lauderdale, FL	Emergency Department
Northwest Emergency Physicians	Seattle, WA	Emergency Department
Spectrum Healthcare Resources	St. Louis, MO	Military Staffing
Southeastern Emergency Physicians	Knoxville, TN	Emergency Department
Team Health Anesthesia Management Services	Knoxville, TN	Anesthesiology
Team Health West	Pleasanton, CA	Emergency Department
Team Radiology	Knoxville, TN	Radiology
      We require the physicians with whom we contract to obtain professional liability insurance coverage. For both our independently contracted and employed physicians, we typically arrange the provision of claims-made coverage with per incident and annual aggregate per physician limits and per incident and annual aggregate limits for all corporate entities. These limits are deemed appropriate by management based upon historical claims, the nature and risks of the business and standard industry practice.
      Beginning in 2003, we began providing for a significant portion of our professional liability loss exposures through the use of a captive insurance company and through greater utilization of self-insurance reserves. We base a substantial portion of our provision for professional liability losses on periodic actuarial estimates of such losses for periods subsequent to March 11, 2003. An independent actuary firm is responsible for preparation of the periodic actuarial studies.
      We are usually obligated to arrange for the provision of “tail” coverage for claims against our physicians for incidents that are incurred but not reported during periods for which the related risk was covered by claims-made insurance. With respect to those physicians for whom we are obligated to provide tail coverage, we accrue professional insurance expenses based on estimates of the cost of procuring tail coverage.
      We also maintain general liability, vicarious liability, automobile liability, property and other customary coverages in amounts deemed appropriate by management based upon historical claims and the nature and risks of the business.
Employees
      As of June 30, 2005, we had approximately 5,700 employees, of which approximately 3,400 were physicians and other clinicians, with remaining employees working in billing and collections, operations and administrative support functions. Our employees are not covered by any labor agreements nor are they affiliated with any unions.
Competition
      The market for outsourced emergency department staffing and related management services is highly fragmented, with more than 800 national, regional and local providers handling over 113.9 million patient visits in 2003. There are more than 3,900 hospitals in the United States with emergency departments, of which 67% currently outsource physician services. Of these hospitals that outsource, we believe approximately 50% contract with a local provider, 25% contract with a regional provider and 25% contract with a national provider.
      Emergency Medical Services Corporation has the second largest share of the emergency department services market based upon revenues. Other national providers of outsourced emergency department services include Sterling Healthcare, National Emergency Service and the Schumacher Group, all of which tend to focus on hospitals with low to medium volume emergency departments.
Regulatory Matters
      General. As a participant in the healthcare industry, our operations and relationships with healthcare providers such as hospitals are subject to extensive and increasing regulations by numerous federal and state governmental entities as well as local governmental entities. The management services provided by us under contracts with hospitals and other clients include:

•	the identification and recruitment of physicians and other healthcare professionals for the performance of emergency medicine, radiology and other services at hospitals, outpatient imaging facilities and other facilities,

•	utilization and review of services and administrative overhead,

•	scheduling of staff physicians and other healthcare professionals who provide clinical coverage in designated areas of healthcare facilities, and

•	administrative services such as billing and collection of fees for professional services.
      All of the above services are potentially subject to scrutiny and review by federal, state and local governmental entities and are subject to the rules and regulations promulgated by these governmental entities. Specifically, but without limitation, the following laws and regulations may affect our operations and contractual relationships.
      State Laws Regarding Prohibition of Corporate Practice of Medicine and Fee Splitting Arrangements. We currently provide outsourced physician staffing and administrative services to healthcare facilities in 44 states. The laws and regulations relating to our operations vary from state to state. The laws of many states, prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting professional fees with physicians. The laws of other states, including Florida, do not prohibit non-physician entities from practicing medicine but may retain a ban on some types of fee splitting arrangements. In 2004, we derived approximately 18% of our net revenues less provision for uncollectibles from services rendered in the state of Florida.
      While we seek to comply substantially with existing applicable laws relating to the corporate practice of medicine and fee splitting, we cannot assure you that our existing contractual arrangements, including non-competition agreements with physicians, professional corporations and hospitals will not be successfully challenged in certain states as unenforceable or as constituting the unlicensed practice of medicine or prohibited fee-splitting.
      Debt Collection Regulation. Some of our operations are subject to compliance with the Fair Debt Collection Practices Act and comparable statutes in many states. Under the Fair Debt Collection Practices Act, a third-party collection company is restricted in the methods it uses in contacting consumer debtors and eliciting payments with respect to placed accounts. Requirements under state collection agency statutes vary; however, most require compliance similar to that required under the federal Fair Debt Collection Practices Act. We believe that we are in substantial compliance with the federal Fair Debt Collection Practices Act and comparable state statutes.
      Anti-Kickback Statutes. We are subject to the federal healthcare fraud and abuse laws including the federal anti-kickback statute. The federal anti-kickback statute at section 1128B(b) of the Social Security Act, or SSA, (“Anti-Kickback Statute”) prohibits the knowing and willful offering, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration in return for referring an individual to a person for the furnishing (or arranging for the furnishing) of any item or service, or in return for the purchasing, leasing, ordering, or arranging for or recommending the purchasing, leasing, or ordering of any good, facility, service, or item for which payment may be made, in whole or in part, by a federal healthcare program. These fraud and abuse laws define federal healthcare programs to include plans and programs that provide health benefits, whether directly, through insurance, or otherwise, which are funded directly by the United States government or any state healthcare program. These programs include Medicare and Medicaid, and TRICARE (formerly the Civilian Health and Medical Program of the Uniformed Services), among others. Violations of the Anti-Kickback statute may result in civil and criminal penalties and exclusion from participation in federal and state healthcare programs.

      As authorized by Congress, the United States Department of Health and Human Services has issued “safe harbor” regulations which describe some of the conduct and business relationships immune from prosecution under the Anti-Kickback Statute. The fact that a given business arrangement does not fall within one of these “safe harbor” provisions does not render the arrangement illegal, but business arrangements of healthcare service providers that fail to satisfy the applicable safe harbor criteria are reviewed based upon a facts and circumstances analysis to determine whether a violation may have occurred. Some of the financial arrangements that we may maintain may not meet all of the requirements for safe harbor protection. The authorities that enforce the Anti-Kickback Statute may in the future determine that one or more of these financial arrangements violate the Anti-Kickback Statute or other federal or state laws. A determination that a financial arrangement violates the Anti-Kickback Statute could subject us to liability under the Social Security Act, including criminal and civil penalties, as well as exclusion from participation in government programs such as Medicare and Medicaid or other federal healthcare programs. In addition, an increasing number of states in which we operate have laws that prohibit some direct or indirect payments, similar to the anti-kickback statute, if those payments are designed to induce or encourage the referral of patients to a particular provider. Possible sanctions for violation of these restrictions include exclusion from state funded healthcare programs, loss of licensure, and civil and criminal penalties. Statutes vary from state to state, are often vague, and have seldom been interpreted by courts or regulatory agencies.
      In order to obtain additional clarification on the federal Anti-Kickback statute, a provider can obtain written interpretative advisory opinions from the Department of Health and Human Services, or HHS, regarding existing or contemplated transactions. Advisory opinions are binding as to the Department of Health and Human Services but only with respect to the requesting party or parties. The advisory opinions are not binding as to other governmental agencies, e.g., the Department of Justice, and certain matters (e.g., whether certain payments made in conjunction with conduct seeking to meet certain safe harbor protection are at fair market value) are not within the purview of an advisory opinion.
      In 1998, the Office of Inspector General, or OIG, of HHS issued an advisory opinion in which it concluded that a proposed management services contract between a medical practice management company and a physician practice, which provided that the management company would be reimbursed for the fair market value of its operating services and its costs and paid a percentage of net practice revenues, may constitute illegal remuneration under the federal Anti-Kickback statute. The OIG’s analysis focused on the marketing activities conducted by the management company and concluded that the management services arrangement described in the advisory opinion included financial incentives to increase patient referrals, contained no safeguards against over utilization, and included financial incentives that increased the risk of abusive billing practices. We believe that our contractual relationships with hospitals and physicians are distinguishable from the arrangement described in this advisory opinion with regard to both the types of services provided and the risk factors identified by the Inspector General. We provide outsourced physician staffing and administrative services to hospitals and other healthcare providers through contractual arrangements with physicians and hospitals. In some instances, we may enter into a contractual arrangement that provides that, as compensation for staffing a hospital department, we will receive a percentage of charges generated by the physician services rendered to patients seeking treatment in that department. However, the nature of our business distinguishes us from the management company in the advisory opinion. We do not perform marketing or any other management services for the hospital or the physicians by which we can influence the number of patients who seek treatment at the hospital department and thereby increase the compensation received by us from the hospital or paid by us to physicians. Additionally, in any percentage compensation arrangement we have with a hospital, the compensation paid to us by that hospital takes into account only the professional services rendered by our physicians and does not contain financial incentives to increase the referrals of patients by our physicians to the hospital for hospital services. Nevertheless, we cannot assure you that HHS will not be able to successfully challenge our arrangements under the federal Anti-Kickback statute in the future.
      Physician Self-Referral Laws. Our contractual arrangements with physicians and hospitals may implicate the federal physician self-referral statute commonly known as Stark II. In addition, a number of the states in which we operate have similar prohibitions on physician self-referrals. In general, these state prohibitions track Stark II’s prohibitions and exceptions. Stark II prohibits the referral of Medicare and (in certain contexts) Medicaid patients by a physician to an entity for the provision of particular “designated health services” if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity.
      Stark II provides that the entity which renders the “designated health services” may not present or cause to be presented a claim for “designated health services” furnished pursuant to a prohibited referral. A person who engages in a scheme to circumvent Stark II’s prohibitions may be fined up to $100,000 for each applicable arrangement or scheme. In addition, anyone who presents or causes to be presented a claim in violation of Stark II is subject to payment denials, mandatory refunds, monetary penalties of up to $15,000 per service, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal healthcare programs.
      The term “designated health services” includes services commonly performed or supplied by hospitals (including inpatient and outpatient hospital services) or medical clinics to which we provide physician staffing. In addition, the term “financial relationship” is broadly defined to include any direct or indirect ownership or investment interest or compensation arrangement. There are a number of exceptions to the self-referral prohibition, including exceptions for many of the customary financial arrangements between physicians and providers, such as employment contracts, leases, professional services agreements, non-cash gifts having a value less than $300 and recruitment agreements. On January 4, 2001, the Centers for Medicare & Medicaid Services, or CMS, issued a final rule, subject to a comment period, intended to clarify parts of the Stark Law and some of the exceptions to it. The majority of the regulations contained in this rule became effective on or before January 4, 2002. On March 26, 2004, CMS issued an interim final rule subject to a comment period intended to clarify the remaining portions of the Stark Law. These rules, known as “phase two” of the Stark Law rulemaking, became effective July 26, 2004.
      While these phase two rules help clarify the requirements of the exceptions to the Stark Law, it is difficult to determine fully their effect until the government begins enforcement of the rules. Evolving interpretations of current laws and regulations, or the adoption of new federal or state laws or regulations, could affect many of the arrangements entered into by each of the hospitals with which we contract. In addition, courts, Congress, and law enforcement authorities, including the OIG, are increasing the scrutiny of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to improperly pay for patient referrals and/or other business.
      Additionally, we are subject to state statutes and regulations that prohibit, among other things, payments for referral of patients and referrals by physicians to healthcare providers with whom the physicians have a financial relationship. Violations of these state laws may result in prohibition of payment for services rendered, loss of licenses, fines, and criminal penalties. State statutes and regulations also may require physicians or other healthcare professionals to disclose to patients any financial relationship the physicians or healthcare professionals have with a healthcare provider that is recommended to the patients. These laws and regulations vary significantly from state to state, are often vague, and, in many cases, have not been interpreted by courts or regulatory agencies. Exclusions and penalties, if applied to us, could result in significant loss of reimbursement to us, thereby significantly affecting our financial condition.
      Other Healthcare Fraud and Abuse Laws. For example, section 1128B(a)(3) of SSA imposes criminal liability on individuals who or entities which, having knowledge of the occurrence of any event affecting their initial or continued right to a benefit or payment under a Federal health program, or the initial or continued right to any such benefit or payment of any other individual in whose behalf they have applied for or are receiving such benefit or payment, conceal or fail to disclose such event with an intent fraudulently to secure such benefit or payment either in a greater amount or quantity than is due or when no such benefit or payment is authorized. A violation of this section by a healthcare provider is a felony, and may result in fines up to $25,000 and exclusion from participation in federal healthcare programs.
      The federal Civil False Claims Act imposes civil liability on individuals and entities that submit or cause to be submitted false or fraudulent claims for payment to the government. Violations of the Civil False Claims Act may include treble damages and penalties of up to $11,000 per false or fraudulent claim.
      In addition to actions being brought under the Civil False Claims Act by government officials, the False Claims Act also allows a private individual with direct knowledge of fraud to bring a “whistleblower” or qui tam suit on behalf of the government against a healthcare provider for violations of the Civil False Claims Act. In that event, the whistleblower is responsible for initiating a lawsuit that sets in motion a chain of events that may eventually lead to the recovery of money by the government. After the whistleblower has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and to become the primary prosecutor. In the event the government declines to join the lawsuit, the whistleblower plaintiff may choose to pursue the case alone, in which case the whistleblower will have primary control over the prosecution, although the government must be kept apprised of the progress of the lawsuit and will still receive at least 70% of any recovered amounts. In return for bringing a whistleblower suit on the government’s behalf, the whistleblower plaintiff receives a statutory amount of up to 30% of the recovered amount from the government’s litigation proceeds if the litigation is successful. Recently, the number of whistleblower suits brought against healthcare providers has increased dramatically.
      In addition to the federal Civil False Claims Act, eleven states and the District of Columbia have enacted false claims laws that allow these jurisdictions to recover money which was fraudulently obtained by a healthcare provider from the jurisdiction, such as Medicaid funds provided by the state.
      In addition to the Civil False Claims Act, under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, there are five additional federal criminal statutes: “Healthcare fraud,” “False statements relating to healthcare matters,” “Theft or embezzlement in connection with healthcare,” “Obstruction of criminal investigations of healthcare offenses,” and “Laundering of monetary instruments.” These HIPAA criminal statutes ostensibly encompass fraud against private payers. Violations of these statutes constitute felonies and may result in fines, imprisonment, and/or exclusion from government-sponsored programs. The “healthcare fraud” provisions of HIPAA prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program, including private payers. The “false statements” provisions of HIPAA prohibit knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
      In addition to criminal and civil monetary penalties, healthcare providers that are found to have defrauded the federal healthcare programs may be excluded from participation in these programs. Providers that are excluded are not entitled to receive payment under Medicare, or other federal healthcare programs for items or services provided to program beneficiaries. Exclusion for a minimum of five years is mandatory for a conviction with respect to the delivery of a healthcare item or service. The presence of aggravating circumstances in a case can lead to a longer period of exclusion. The OIG also has the discretion to exclude providers for certain conduct even absent a criminal conviction. Such conduct includes participation in a fraud scheme, the payment or receipt of kickbacks, and failing to provide services of a quality that meets professionally recognized standards.
      The federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the general fraud and abuse laws. In addition, private insurers and various state enforcement agencies have increased their level of scrutiny of healthcare claims in an effort to identify and prosecute fraudulent and abusive practices in the healthcare area. We are subject to these increased enforcement activities and may be subject to specific subpoenas and requests for information.
      Administrative Simplification. HIPAA mandates the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the healthcare industry. Ensuring privacy and security of patient information was one of the key factors behind the legislation.
      In August 2000, HHS issued final regulations establishing electronic data transmission standards that healthcare providers must use when submitting or receiving certain healthcare data electronically. Most affected entities, including us, were required to comply with these regulations by October 16, 2002 or request an extension to comply with these regulations by October 16, 2003 from CMS. We received confirmation from CMS of CMS’s receipt of our request and were therefore required to comply with these regulations by October 16, 2003. We have completed the necessary actions to comply with these new standards and are ready to convert electronic data into this new format as carriers notify us of their ability to accept the format.

      In December 2000, HHS issued final regulations concerning the privacy of healthcare information which were subsequently clarified in August 2002. These regulations regulate the use and disclosure of individuals’ healthcare information, whether communicated electronically, on paper or verbally. Most affected entities, including us, were required to comply with these regulations by April 2003. The regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed. We have entered into business associate agreements with our affiliated providers, including physicians, hospitals and other covered entities, and have entered into business associate agreements with our vendors and believe we are in substantial compliance with the final regulations concerning the privacy of healthcare information.
      In February 2003, CMS issued final regulations concerning the security of electronic protected healthcare information and data. These regulations mandate the use of certain administrative, physical and technical safeguards to protect the confidentiality, integrity, and availability of electronic protected healthcare information. Most affected entities, including us, were required to comply with these regulations by April 21, 2005. We believe we are currently in compliance with the regulations.
      In April 2003, CMS issued interim final regulations relating to the enforcement and imposition of penalties on entities that violate the HIPAA administrative simplification standards. These regulations are the first installment of enforcement regulations which, when issued in complete form, will set forth procedural and substantive requirements for the enforcement and imposition of penalties under HIPAA. Sanctions under the statute include criminal penalties and civil sanctions. We have established a plan and engaged the resources necessary to comply with the administrative simplification requirements of HIPAA. At this time, we believe our operations are currently conducted in substantial compliance with these HIPAA requirements. Based on the existing and proposed administrative simplification HIPAA regulations, we believe that the cost of our compliance with HIPAA will not have a material adverse effect on our business, financial condition, or results of operations.
      Related Laws and Guidelines. Because we perform services at hospitals, outpatient facilities and other types of healthcare facilities, we and our affiliated physicians may be subject to laws, which are applicable to those entities. For example, our operations are impacted by the Emergency Medical Treatment and Active Labor Act of 1986 which prohibits “patient dumping” by requiring hospitals and hospital emergency department physicians or urgent care center physicians to provide care to any patient presenting to the hospital’s emergency department or urgent care center in an emergent condition regardless of the patient’s ability to pay. Many states in which we operate have similar state law provisions concerning patient dumping.
      In addition to the Emergency Medical Treatment and Active Labor Act of 1986 and its state law equivalents, significant aspects of our operations are subject to state and federal statutes and regulations governing workplace health and safety, dispensing of controlled substances and the disposal of medical waste. Changes in ethical guidelines and operating standards of professional and trade associations and private accreditation commissions such as the American Medical Association and the Joint Commission on Accreditation of Healthcare Organizations may also affect our operations. We believe our operations as currently conducted are in substantial compliance with these laws and guidelines.
Properties
      We lease approximately 38,000 square feet at 1900 Winston Road, Knoxville, Tennessee for our corporate headquarters. We also lease or sublease facilities for the operations of the clinics, billing centers, and certain regional operations. We believe our present facilities are adequate to meet our current and projected needs. The leases and subleases have various terms primarily ranging from one to ten years and monthly rents ranging from approximately $1,000 to $55,000. Our aggregate monthly lease payments total approximately $670,000. We expect to be able to renew each of our leases or to lease comparable facilities on terms commercially acceptable to us.
Legal Proceedings
      We are currently a party to various legal proceedings, including those noted below. While we currently believe that the ultimate outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on our net earnings in the period in which the ruling occurs. The estimate of the potential impact from such legal proceedings on our financial position or overall results of operations could change in the future.
      On March 30, 2004, we received a subpoena from the Department of HHS Office of Inspector General, or OIG, located in Concord, California, requesting certain information for the period 1999 to present relating to our billing practices. To date, we have produced and delivered to the OIG and the Department of Justice certain requested information. We have learned that the basis for the issuance of the subpoena is a complaint filed in the United States District Court for the Northern District of California by an individual on behalf of the government. The identity of the qui tam relator and portions of the qui tam complaint remain sealed by the Court pending the government’s investigation. The portions of the complaint not under seal allege that we engaged in certain billing practices that resulted in our receipt of duplicate payments for the same medical service and that we misled certain providers about the entities that were performing their billing services. Additionally, the portions of the complaint not under seal allege that we terminated the employment of the individual who filed the complaint in retaliation for that individual’s bringing of these allegations to our attention. We deny these allegations and do not believe that any of our current or prior billing practices would form the basis for a violation of federal law.
      We are fully cooperating with the federal authorities in the request described herein and have been producing and delivering to the federal authorities the requested documents. However, due to lack of more specific information available to us at this time, we are unable to ascertain the full scope of the government’s inquiry or the qui tam relator’s complaint. Since cooperating with the federal authorities with respect to the original realtor complaint, we have complied with numerous federal authorities’ requests for additional information relative to our billing polices and practices for all payers and have made members of our management available to them for purposes of their further understanding of our billing polices and practices. We cannot predict the outcome of this investigation or suit or their respective durations. The federal government has informed us that it intends to file a notice of intention to intervene. If this investigation results in current or prior billing practices being identified as violative of applicable laws or regulations, results in penalties being imposed upon us, or results in an adverse determination in the qui tam relator’s complaint against us, the impact could have a material adverse effect on our business and financial condition.
      On July 19, 2005, a jury verdict in connection with a professional liability lawsuit was rendered against certain defendants that included our parent corporation and one of its affiliates. The jury verdict was in the amount of $15.0 million of which $2.0 million is covered under an insurance policy in effect at the date of the incident. The jury award is subject to the issuance of a final judgment by the court. We do not believe the facts, circumstances or the law presented in this case support the jury’s award. We have filed motions for a new trial and remitteur with the trial court. If these motions are not granted, we intend to pursue a request for relief through the appellate process.
      When the trial court renders its final judgment with respect to the jury award and if such judgment results in an amount payable to the plaintiff by us in excess of our insurance coverage limits, such excess will be recorded in our statement of operations in the period when such final judgment is rendered. In such event, there will be a requirement that we post an appeal bond with the court while an appeal of the court’s decision runs its course. At this time, a loss amount relating to this matter, if any, is not estimable.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information concerning our directors and executive officers at June 30, 2005.

Name	Age	Position

Lynn Massingale, M.D.	52	Chief Executive Officer and Director
Greg Roth	48	President and Chief Operating Officer
Robert J. Abramowski	54	Executive Vice President, Finance and Administration
Robert C. Joyner	57	Executive Vice President, General Counsel
Stephen Sherlin	59	Chief Compliance Officer
David P. Jones	37	Chief Financial Officer
Nicholas W. Alexos	41	Director
Glenn A. Davenport	51	Director
Earl P. Holland	59	Director
Dana J. O’Brien	49	Director
Kenneth W. O’Keefe	38	Director
Timothy P. Sullivan	46	Director
      Lynn Massingale, M.D. has been Chief Executive Officer and Director of Team Health since 1994 and also held the title of President until October 2004. Prior to that, Dr. Massingale served as President and Chief Executive Officer of Southeastern Emergency Physicians, a provider of emergency physician services to hospitals in the Southeast and the predecessor of Team Health, which Dr. Massingale co-founded in 1979. Dr. Massingale served as the director of Emergency Services for the state of Tennessee from 1989 to 1993. Dr. Massingale is a graduate of the University of Tennessee Medical Center for Health Services.
      Greg Roth joined Team Health in November 2004 as President and Chief Operating Officer. Mr. Roth previously was employed by HCA — The Healthcare Company since January 1995. Beginning in July 1998, Mr. Roth served as President of HCA’s Ambulatory Surgery Division. Prior to his appointment as President, Mr. Roth served in the capacity of Senior Vice President of Operations, Western Region from May 1997 to July 1998 and the Western Region’s Chief Financial Officer from January 1995 to May 1997. Prior to joining HCA, Mr. Roth held various financial positions at Ornda HealthCorp from July 1994 to January 1995 and at EPIC Healthcare Group from April 1988 to July 1994. Prior to these positions, Mr. Roth held various positions in the healthcare industry.
      Robert J. Abramowski, CPA, joined Team Health in October 2000 as its Executive Vice President, Finance and Administration. Prior to joining Team Health, Mr. Abramowski was Senior Vice President of Finance and Chief Financial Officer of ProVantage Health Services, Inc., a publicly-traded pharmacy benefits management company, from October 1999 until its sale to Merck & Co., Inc. in June 2000. Mr. Abramowski served with Extendicare Health Services, Inc. as Vice President and Controller from October 1983 to December 1989, and as Vice President of Finance and Chief Financial Officer from January 1990 to March 1998. Following his tenure with Extendicare, Mr. Abramowski served as Chief Financial Advisor to Americor Management Services, L.L.C. Mr. Abramowski also spent 11 years with Arthur Andersen & Co. Mr. Abramowski is a graduate of the University of Wisconsin-Milwaukee.
      Robert C. Joyner joined Team Health in August 1999 as Executive Vice President and General Counsel. Prior to joining Team Health, Mr. Joyner had a private practice of law from September 1998 to July 1999, and from May 1997 to September 1998 he served as the Senior Vice President and General Counsel for American Medical Providers, a regional physician practice management company. From May 1986 to May 1997, Mr. Joyner served as the Senior Vice President and General Counsel for Paracelsus Healthcare Corporation, a privately held hospital ownership and management company which became public in 1996 and is now known as Clarent Hospital Corporation. Mr. Joyner graduated with a B.S.B.A. degree in 1969 and a J.D. in 1972, both from the University of Florida.
      Stephen Sherlin was named Chief Compliance Officer effective July 1, 2004. Mr. Sherlin previously served as Executive Vice President, Healthcare Financial Services since February 2000. Mr. Sherlin joined Team Health in January 1997 as Senior Vice President, Finance and Administration, and was promoted to

Executive Vice President, Finance and Administration in July 1998. From 1993 until 1996 Mr. Sherlin served as Vice President and Chief Financial Officer of the Tennessee Division of Columbia/ HCA. Mr. Sherlin has also served as Chief Financial Officer for the Athens Community Hospital in Athens, Tennessee; Park West Medical Center in Knoxville, Tennessee; and Doctors Hospital in Little Rock, Arkansas. Mr. Sherlin is a graduate of Indiana University.
      David P. Jones, CPA has been our Chief Financial Officer since May 1996. From 1994 to 1996, Mr. Jones was our Controller. Prior to that, Mr. Jones worked at Pershing, Yoakley and Associates, a regional healthcare audit and consulting firm, as a Supervisor. Before joining Pershing, Yoakley and Associates, Mr. Jones worked at KPMG Peat Marwick as an Audit Senior. Mr. Jones received a B.S. in Business Administration from the University of Tennessee.
      Nicholas W. Alexos became a director in 1999. Prior to co-founding Madison Dearborn Partners, LLC, Mr. Alexos was with First Chicago Venture Capital for four years. Previously, he was with The First National Bank of Chicago. Mr. Alexos concentrates on investments in the healthcare and food manufacturing industries and currently serves on the Boards of Directors of Milnot Holding Corporation, National Mentor, Inc., Pierre Holding Corp. and Sirona Dental Systems GmbH. Mr. Alexos received a B.B.A. from Loyola University and an M.B.A. from the University of Chicago Graduate School of Business.
      Glenn A. Davenport became a director in 2001. Mr. Davenport serves as President and Chief Executive Officer of Morrison Management Specialists, which was acquired by Compass Group in April 2001. Mr. Davenport has served in this role since Morrison Management Specialists was spun off from Morrison Restaurants, Inc. in 1996. Prior thereto, he served in various management capacities with Morrison Restaurants, Inc. since 1973. Mr. Davenport also serves on the board of directors of several other organizations associated with the food service business.
      Earl P. Holland became a director of our company in 2001. Mr. Holland has over 32 years of experience working in the healthcare industry. Prior to his retirement in January, 2001, Mr. Holland held several positions with Health Management Associates, including the positions of Vice Chairman and Chief Operating Officer at the time of his retirement. Mr. Holland also serves on the board of directors of several other companies engaged in the business of providing healthcare services as well as other business services. Mr. Holland graduated from Southeast Missouri State University with a B.S. degree in business administration.
      Dana J. O’Brien became a director in 1999. Mr. O’Brien co-founded Prudential Equity Investors, Inc. in 1984. Mr. O’Brien and the other principals of Prudential Equity Investors, Inc. co-founded Cornerstone Equity Investors, LLC in 1996. Mr. O’Brien currently serves on the Boards of Directors of a number of private companies. Mr. O’Brien received a B.A. from Hobart College and an M.B.A. from the Wharton School of the University of Pennsylvania.
      Kenneth W. O’Keefe became a director in 1999. Mr. O’Keefe is a founding member of Beecken Petty O’Keefe & Company, LLC, a private equity investment firm focused in the healthcare industry. Mr. O’Keefe currently serves on the Boards of Directors of Valitas Healthcare Services, Inc., PerfectServe, Inc. and Jazz Pharmaceuticals, Inc. Mr. O’Keefe received a B.A. from Northwestern University and an M.B.A. from the University of Chicago Graduate School of Business
      Timothy P. Sullivan became a director in 1999. Prior to co-founding Madison Dearborn Partners, LLC Mr. Sullivan was with First Chicago Venture Capital. Mr. Sullivan concentrates on investments in the healthcare industry and, in addition to Team Health, currently serves on the Boards of Directors of Milnot Holding Corporation, National Mentor, Inc., Sirona Dental Systems GmbH and Valitas Healthcare Services, Inc. In addition, Mr. Sullivan serves as a member of the Board of Trustee’s for Cristo Rey Jesuit High School and Northlight Theatre, and is a member of the WAVE committee for Northwestern University. Mr. Sullivan received a B.S. from the United States Naval Academy, an M.S. from the University of Southern California and an M.B.A. from Stanford University Graduate School of Business.

Executive Compensation
      The following table sets forth information concerning the annual and long-term compensation for services in all capacities to us for 2004 of those persons who served as

(1) the chief executive officer during 2004 and

(2) our other five most highly compensated executive officers for 2004, who we refer to as the Named Executive Officers:

				Long-Term
				Compensation
				Awards
	Annual
	Compensation			Securities
				Underlying	Special	All Other		Total
Name and Principal Position	Year	Salary	Bonus	Options(1)	Bonus(2)	Compensation		Compensation

Lynn Massingale, M.D.	2004	$532,693	$487,500	—	$50,791	$82,209	(3)	$1,153,193
President and Chief	2003	516,566	164,497	—	—	77,550	(3)	758,613
Executive Officer	2002	418,022	206,813	45,000	75,000	78,922	(3)	778,757
Robert J. Abramowski	2004	362,030	239,913	—	86,203	18,189	(4)	706,335
Executive Vice President,	2003	289,913	64,998	—	—	15,247	(4)	370,158
Finance and Administration	2002	288,325	95,597	—	50,000	9,295	(4)	443,217
Robert C. Joyner	2004	255,693	180,000	—	41,009	20,914	(4)	497,616
Executive Vice President,	2003	235,732	50,546	—	—	19,290	(4)	305,568
General Counsel	2002	224,766	63,363	7,000	37,500	18,059	(4)	343,688
David P. Jones	2004	216,700	142,950	—	50,414	25,793	(4)	435,857
Chief Financial Officer	2003	188,850	41,284	—	—	23,703	(4)	253,837
	2002	183,104	54,334	7,000	37,500	29,386	(4)	304,324
Stephen Sherlin	2004	206,068	184,789	—	41,009	18,948	(4)	450,814
Chief Compliance Officer	2003	236,385	70,679	—	—	15,836	(4)	322,900
	2002	235,137	93,066	7,000	12,500	13,106	(4)	353,809
Michael L. Hatcher*	2004	477,115	307,125	—	25,395	28,479	(4)	838,114
	2003	324,236	84,204	—	—	27,530	(4)	435,970
	2002	270,652	106,509	22,500	25,000	25,666	(4)	427,827

*	Mr. Hatcher’s employment with us ended effective February, 2004. Mr. Hatcher had served with us in the position of Chief Operating Officer — Specialty Services.

(1)	Represents options granted under the Team Health Option Plan (as defined below).

(2)	The 2004 Special Bonus represents cash payments authorized and approved by our Board of Directors to holders of stock options as a compensatory bonus in conjunction with dividends declared on our common stock. The 2002 Special Bonus represents bonuses authorized and approved by our Board of Directors in conjunction with a successful acquisition.

(3)	All other compensation for Dr. Massingale includes the following:

	2004	2003	2002

Life insurance	$51,600	$51,660	$46,210
Other	30,609	25,890	32,712

Life insurance represents premiums paid by us on behalf of Dr. Massingale. Such premiums are secured by a collateral interest in the policy and are repayable to us at the time any benefits under the policy are realized.

(4)	All other compensation for Mr. Abramowski, Mr. Joyner. Mr. Jones, Mr. Sherlin and Mr. Hatcher is less than 10% of their annual compensation each year.

Additionally, Dr. Massingale provides professional medical services to client hospitals under independent contractor agreements with our subsidiaries. During 2004, 2003, and 2002, Dr. Massingale was paid $0, $1,500 and $834, respectively.

During 2004, the following named Executive Officers received a distribution in the following amounts from the Team Health Equity Deferred Compensation Plan in conjunction with a refinancing that occurred during the year:

Lynn Massingale, M.D.	$1,515,546
Stephen Sherlin	$341,593
David Jones	$273,274
Michael L. Hatcher	$519,992

Such amounts represent the payment of compensation originally deferred during 1999 in conjunction with our recapitalization. The deferred amounts had been invested in preferred stock of Team Health Holdings, LLC.
Stock Option Plans
      In March 1999, we adopted the Team Health Inc. Stock Option Plan. See “Team Health Inc. Stock Option Plan.” Information for the Team Health Option Plan is presented below.
Option Grants In Last Fiscal Year
      No options were granted to the Named Executive Officers under the Team Health Option Plan during 2004.
      Option Exercises in Last Fiscal Year and Fiscal Year End Option Values. The following table sets forth the number of shares underlying unexercised options held by each of the Named Executive Officers and the value of such options at the end of 2004.

			Securities Underlying	Value of Unexercised In-
			Unexercised Options at	The-Money Options at
			Fiscal Year-End (#)	Fiscal Year-End ($)
Shares Acquired
	on Exercise	Value Realized	Exercisable/Unexercisable	Exercisable/Unexercisable(1)

Lynn Massingale, M.D.	—	—	18,000/27,000
Robert J. Abramowski	—	—	30,550/16,450
Robert C. Joyner	—	—	14,530/12,466
David P. Jones	—	—	17,867/9,133
Stephen Sherlin	—	—	14,534/12,466
Michael L. Hatcher	9,000	$136,710	—/—

(1)	Value of unexercised options at fiscal year-end represents the difference between the exercise price of any outstanding-in-the-money options and the fair market value of such options on December 31, 2004.
Pension Plans
      Substantially all of the salaried employees, including our executive officers, participate in our 401(k) savings plan. Employees are permitted to defer a portion of their income under our 401(k) plan. At the discretion of our Board of Directors, we may make a matching contribution up to 50% of the first 6% of employees’ contributions under the Plan. Our Board of Directors authorized the maximum discretionary amount as a match on employees’ 401(k) Plan contributions for 2004, including the Named Executive Officers.
      In addition, the Named Executive Officers are eligible to participate in the Team Health, Inc. non-qualified Supplemental Executive Retirement plan (SERP). Eligible employees are permitted to defer a portion of their income under the SERP. At the discretion of our Board of Directors, we may make a contribution to participants in the SERP.
Employment Agreements
      We entered into employment and non-compete agreements with certain members of our senior management, including the Named Executive Officers.
      The employment agreements for the Named Executive Officers include five-year terms beginning March 11, 1999 for Dr. Massingale, Mr. Jones, and Mr. Sherlin, and beginning August 1, 1999 for Mr. Joyner and beginning October 2, 2000 for Mr. Abramowski. The employment agreements include provision for the payment of an annual base salary, subject to annual review and adjustment, as well as the payment of a bonus based upon the achievement of certain financial performance criteria. The base bonus pool is established as a percentage of the employee’s base salary. Adjustments to the base bonus pool can occur based upon over or under performance against established financial targets. The maximum performance against the target is 105%, which can result in an upward adjustment to the base bonus pool to 150%. The minimum performance against the target is 95%, which can result in a downward adjustment to the base bonus pool of 50%. Financial performance between the maximum and minimum targets results in a linear adjustment to the base bonus pool. The annual base salaries as of December 31, 2004 and the base bonus that can be earned by each of the named Executive officers is as follows:

	Annual	Base
	Base Salary	Bonus %

Lynn Massingale, M.D.	$517,500	65%
Robert J. Abramowski	331,080	50%
Robert C. Joyner	248,400	50%
David P. Jones	215,000	50%
Stephen Sherlin	125,000	50%
      The terms of the employment agreements include that, if the executive is terminated by us without cause, or under certain conditions, such as death or disability, by the executive, the executive will receive a multiple of his base salary and may receive a portion of his bonus for the year of termination. The multiple of base salary in the case of Dr. Massingale is two years and in the case of Mr. Sherlin, Mr. Jones, Mr. Joyner and Mr. Abramowski is one year.
      The executive, as a result of the non-compete agreements entered into by us with each of the Named Executive Officers, has agreed not to disclose our confidential information, solicit our employees or contractors, or compete with us or interfere with our business for two years after his employment with us has been terminated. Dr. Massingale’s agreement, however, allows Dr. Massingale to practice medicine at any hospital that we do not staff.
Team Health, Inc. Stock Option Plan
      Our board of directors has adopted a stock option plan, which provides for the grant to some of our key employees and/or directors of stock options that are non-qualified options for federal income tax purposes. The compensation committee of our board of directors administers the stock option plan. The compensation committee has broad powers under the stock option plan, including exclusive authority (except as otherwise provided in the stock option plan) to determine:

(1) who will receive awards,

(2) the type, size and terms of awards,

(3) the time when awards will be granted, and

(4) vesting criteria, if any, of the awards.
      Options awarded under the plan are exercisable into shares of our common stock. The total number of shares of common stock as to which options may be granted may not exceed 1,245,926 shares of common stock. Options may be granted to any of our employees, directors or consultants.
      If we undergo a reorganization, recapitalization, stock dividend or stock split or other change in shares of our common stock, the compensation committee may make adjustments to the plan in order to prevent dilution of outstanding options. The compensation committee may also cause options awarded under the plan to become immediately exercisable if we undergo specific types of changes in the control of our company.
2005 Long-Term Incentive Plan
      We will adopt our 2005 Long-Term Incentive Plan effective upon the completion of this offering. The plan provides for grants of stock options, restricted stock and performance awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize shareholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.
      A total of                      shares of our common stock, representing           % of our common stock outstanding upon completion of this offering, will be available for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. Our compensation committee will administer the plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. The terms and conditions of each award made under the plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee.
      Stock Options. Under the plan, the compensation committee or the board may award grants of incentive stock options and other non-qualified stock options. The compensation committee also has the authority to grant options that will become fully vested and exercisable automatically upon a change in control. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.
      The compensation committee will determine the exercise price and term of any option in its discretion. The exercise price of an incentive option, however, may not be less than 100% of the fair market value of a share of common stock on the date of grant and the option must be exercised within 10 years of the date of grant. The exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant.
      Restricted Stock. Under the plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration that it determines in its discretion.
      Performance Awards. The compensation committee may grant performance awards contingent upon achievement by the grantee or by us, of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.
      Amendment and Termination of the Plan. The board may amend or terminate the plan in its discretion, except that no amendment will become effective without prior approval of our shareholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or any stock exchange listing requirements. If not previously terminated by the board, the plan will terminate on the tenth anniversary of its adoption.
Board Composition
      According to the current terms of our restated charter and bylaws, the board of directors of Team Health is unclassified, and is currently comprised of 7 directors. Following this offering, our charter will provide for a classified board of directors consisting of three staggered classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of shareholders to be held during the years 2006 for the Class I directors, 2007 for the Class II directors and 2008 for the Class III directors.
      Our by-laws, as in effect immediately prior to this offering, will provide that the authorized number of directors may be changed by a resolution adopted by at least a majority of our directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.
      Following this offering, our Class I directors will be          , our Class II directors will be          , and our Class III directors will be          .

Board of Directors and Committees
      We will be a controlled company under New York Stock Exchange rules, and will therefore not need to have an independent board, compensation committee or nominating and governance committee. A company of which more than 50% of the voting power is held by an individual, a group or another company is considered to be a controlled company.
      Compensation Committee. The compensation committee of the board is authorized to review our compensation and benefits plans to ensure they meet our corporate objectives, approve the compensation structure of our executive officers and evaluate our executive officers’ performance before setting salary, bonus and other incentive and equity compensation.
      Nominating and Governance Committee. We intend to have a nominating and governance committee to assist the board in identifying individuals qualified to become board members, making recommendations for nominees for committees and develops, recommending to the board and reviewing our corporate governance principles.
      Audit Committee. The audit committee of the board consists of three members. The committee assists the board in its oversight responsibilities relating to the integrity of our financial statements, the qualifications, independence and performance of our independent auditors, the performance of our internal audit function and the compliance of our company with any reporting and regulatory requirements we may be subject to. Upon the consummation of this offering, we will have one independent director serving on our audit committee. We intend to have two independent directors within 90 days and a completely independent audit committee within one year of the effectiveness of our registration statement. Our audit committee currently consists of Nicholas W. Alexos (Chairman), Glenn A. Davenport and Kenneth W. O’Keefe.
      Ethics Committee. We intend to have an ethics committee to assist the board with compliance procedures for our employee code of business conduct.
Compensation Of Directors
      We reimburse directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. Two of our directors, Mr. Davenport and Mr. Holland, are compensated for services they provide in their capacities as directors. The compensation for Mr. Davenport and Mr. Holland includes an annual stipend of $12,000 as well as $3,000 for each meeting attended. Additionally, during 2004, Mr. Davenport utilized our airplane for non-company related travel in the amount of $2,111.
Compensation Committee Interlocks And Insider Participation
      The compensation committee of our board of directors is comprised of Dana J. O’Brien, Timothy P. Sullivan and Earl P. Holland, none of which are officers of Team Health. Mr. O’Brien and Mr. Sullivan are directors of Team Health and principals of Cornerstone Equity Investors, LLC and Madison Dearborn Partners, LLC, respectively. Cornerstone and Madison Dearborn are two of our equity sponsors.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of August 15, 2005. The table reflects the beneficial ownership and sale of common stock in this offering, by (i) each shareholder known by us to own beneficially more than 5% of our common stock, (ii) each of the named executive officers, (iii) each of our directors, (iv) each other shareholder selling in this offering and (v) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Such rules provide that in calculating the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after August 15, 2005 are deemed outstanding.

	Amount			Shares
	and Nature			Being Sold
	of Beneficial		Percent	in the	Shares Beneficially
Name of Beneficial Owner	Ownership(1)		of Class	Offering	Owned After the Closing(1)

					% of
					# Shares Outstanding

Lynn Massingale, M.D.	348,151	(2)	3.6%
Greg Roth	41,541	(3)	0.4%
Robert J. Abramowski	43,050	(4)	0.4%
Robert C. Joyner	25,935	(5)	0.4%
Stephen Sherlin	58,378	(6)	0.6%
David P. Jones	61,636	(7)	0.6%
Nicholas W. Alexos	0	(8)	0.0%
Glenn A. Davenport	23,834	(9)	0.2%
Earl P. Holland	23,834	(10)	0.2%
Dana J. O’Brien	0	(11)	0.0%
Kenneth W. O’Keefe	782,182	(12)	8.0%
Timothy P. Sullivan	0	(13)	0.0%
Team Health Holdings, LLC	8,940,240	(14)	91.4%
Madison Dearborn Partners II, L.P.	3,519,813	(15)	36.0%
Three First National Plaza Suite 3800 Chicago, Illinois 60602
Cornerstone Equity Investors IV, L.P.	3,519,813	(16)	36.0%
717 Fifth Avenue Suite 1100 New York, New York 10022
Beecken Petty O’Keefe and Company	782,182	(17)	8.0%
200 W. Madison Street Suite 1910 Chicago, Illinois 60606
Pacific Physician Services, Inc.	732,727	(18)	7.5%
3000 Galleria Tower Suite 1000 Birmingham, Alabama 35244
All directors and executive officers as a group (12 persons)	8,406,100		85.2%

(1)	For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 9,782,235 shares of common stock outstanding on August 15, 2005. Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise noted, the address of each beneficial owner is 1900 Winston Road, Suite 300, Knoxville, Tennessee 37919.

(2)	Includes 27,000 shares of directly held common stock and options to purchase 23,600 common shares (23,600 of which will vest upon this offering). Also includes (i) 291,551 indirectly held shares and (ii) 6,000 shares held by a family member and various family trusts that are represented by 297,527 common units of Team Health Holdings, LLC.

(3)	Includes options to purchase 17,800 common shares (all of which will vest upon this offering) 23,741 indirectly held shares that are represented by 23,739 common units of Team Health Holdings, LLC.

(4)	Includes 30,000 shares of common stock and options to purchase 13,050 common shares (6,000 of which will vest upon this offering).

(5)	Includes 25,934 options to purchase common shares and 10,001 indirectly held shares that are represented by 10,000 common units of Team Health Holdings, LLC.

(6)	Includes 24,667 options to purchase common shares (4,733 of which will vest upon this offering) and 33,711 indirectly held shares that are represented by 33,708 common units of Team Health Holdings, LLC.

(7)	Includes 20,000 shares of directly held common stock options to purchase 10,000 common shares (3,000 of which will vest upon this offering) and 31,636 indirectly held shares that are represented by 31,633 common units of Team Health Holdings, LLC.

(8)	Mr. Alexos’ address is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

(9)	Includes 12,833 options to purchase common shares (6,000 of which will vest upon this offering) and 11,001 indirectly held shares that are represented by 11,000 common units of Team Health Holdings, LLC.

(10)	Includes 12,833 options to purchase common shares (6,000 of which will vest upon this offering) and 11,001 indirectly held shares that are represented by 11,000 common units of Team Health Holdings, LLC.

(11)	Mr. O’Brien’s address is 717 5th Avenue, Suite 1100, New York, New York 10022.

(12)	Mr. O’Keefe shares investment and voting control of shares beneficially owned by Beecken Petty O’Keefe and Company.

(13)	Mr. Sullivan’s address is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

(14)	Includes 8,940,240 shares of common stock.

(15)	Includes 3,519,813 indirectly held shares that are represented by 3,519,529 common units of Team Health Holdings, LLC. The shares held by Madison Dearborn Capital Partners II, L.P. may be deemed to be beneficially owned by Madison Dearborn Partners II, L.P., its general partner. Messrs. Alexos and Sullivan are Managing Directors of Madison Dearborn Partners, Inc., the general partner of Madison Dearborn Partners II, L.P. They disclaim any beneficial ownership of the shares hold by Madison Dearborn Capital Partners II, L.P.

(16)	Includes 3,519,813 indirectly held shares that are represented by 3,519,529 common units of Team Health Holdings, LLC. Cornerstone IV, LLC, as the general partner of Cornerstone Equity Investors IV, L.P., has voting and investmetn control of the shares held by Cornerstone Equity IV, L.P. Dana OBrien is managing member of Cornerstone IV, LLC. He disclaims beneficial ownership of the shares held by Cornerstone Equity Investors IV, L.P.

(17)	Includes 782,182 indirectly held shares that are represented by 782,119 common units of Team Health Holdings, LLC. Investment and voting control is shared with Mr. O’Keefe.

(18)	Includes 732,727 shares of common stock. Pacific Physician Services Inc. is a wholly-owned subsidiary of Caremark Rx, Inc.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Recapitalization Agreement
      Under a recapitalization agreement, on March 12, 1999 we were acquired by the equity sponsors and members of its management team from Pacific Physician Services, Inc., a wholly owned subsidiary of Caremark Rx, Inc. formerly known as MedPartners, Inc. The recapitalization agreement contains customary provisions for such agreements, including the execution of a registration rights agreement and a shareholder agreement.
Acquisition
      On May 1, 2002, we acquired all of the operations of Spectrum Health Resources, or SHR, a provider of physician and other professional medical staffing to military treatment facilities for a purchase price of approximately $145.7 million. Our three equity sponsors control a majority of our voting common stock. Those three equity sponsors were also controlling equity investors in SHR prior to and at the time of entering into the definitive purchase agreement. Prior to negotiating the final purchase price and entering into the definitive purchase agreement to acquire SHR, the Board of Directors took the following steps:

1. The Board of Directors appointed a Special Committee, consisting of three Directors who are not affiliated with the equity sponsors. The Special Committee was authorized to (i) consider, negotiate and approve the acquisition of SHR, (ii) retain such legal counsel and advisers and consultants as they deem appropriate, (iii) consider, negotiate and approve the terms of any financing related to the transaction, and (iv) expend any funds in furtherance of the duties granted to it. The final authority to approve the acquisition and financing rested with the full Board of Directors, but the Board of Directors could not approve any transaction not recommended by the Special Committee.

2. Two of the three equity sponsors along with our management members assisted the Special Committee in the evaluations and negotiations of the transaction on our behalf. The largest common equity sponsor in SHR and our company represented SHR in its evaluation and negotiation of the transaction.

3. The Special Committee obtained an opinion by the investment banking firm of SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., that the purchase price paid for SHR was fair from a financial point of view to our equity holders as well as our bond holders.
      In connection with the acquisition of SHR, subject to certain limitations, the previous shareholders of SHR and related entities have indemnified us up to a limit of $10.0 million against any claims asserted against SHR during the three years subsequent to the date of SHR’s acquisition related to tax matters whose origin was attributable to tax periods prior to May 1, 2002.
Security Holders Agreements
      In connection with the recapitalization, both Team Health and our shareholder, Team Health Holdings and Pacific Physician Services, and Team Health Holdings and all of its unit holders, entered into two separate security holders agreements. The security holders agreements:

(1) restrict the transfer of the equity interests of Team Health and Team Health Holdings, respectively; and

(2) grant tag-along rights on certain transfers of equity interests of Team Health and Team Health Holdings, respectively.
      Some of the foregoing provisions of the security holders agreements will terminate upon the consummation of an initial public offering.

Registration Rights Agreement
      In connection with the recapitalization, both Team Health and our shareholder, Team Health Holdings and Pacific Physician Services, and Team Health Holdings and all of its unit holders, entered into two separate registration rights agreements. Under the registration rights agreements, some of the holders of capital stock owned by Team Health Holdings (with respect to our shares) and Cornerstone, Madison Dearborn and Beecken Petty O’Keefe (with respect to units of Team Health Holdings), respectively, have the right, subject to various conditions, to require us or Team Health Holdings, as the case may be, to register any or all of their common equity interests under the Securities Act of 1933, at our or Team Health Holdings’ expense. In addition, all holders of registrable securities are entitled to request the inclusion of any common equity interests of Team Health or Team Health Holdings covered by the registration rights agreements in any registration statement at our or Team Health Holdings’ expense, whenever we or the Team Health Holdings propose to register any of our common equity interests under the Securities Act of 1933. In connection with all such registrations, we or Team Health Holdings have agreed to indemnify all holders of registrable securities against some liabilities, including liabilities under the Securities Act of 1933.
Management Services Agreement
      We have also entered into a management services agreement dated March 12, 1999 with Cornerstone, Madison Dearborn and Beecken Petty O’Keefe under which each of Cornerstone, Madison Dearborn and Beecken Petty O’Keefe have agreed to provide us with:

(1) general management services;

(2) assistance with the identification, negotiation and analysis of acquisitions and dispositions;

(3) assistance with the negotiation and analysis of financial alternatives; and

(4) other services agreed upon by us and each of Cornerstone, Madison Dearborn and Beecken Petty O’Keefe.
      In exchange for such services, Cornerstone, Madison Dearborn and Beecken Petty O’Keefe collectively receive an annual advisory fee of $500,000, plus reasonable out-of-pocket expenses (payable quarterly). The management services agreement has an initial term of three years, subject to automatic one-year extensions unless we or Cornerstone, Madison Dearborn or Beecken Petty O’Keefe provides written notice of termination. The management services agreement will automatically terminate upon the consummation of the initial public offering.
Team Health Holdings Amended And Restated Limited Liability Company Agreement
      Cornerstone, Madison Dearborn, Beecken Petty O’Keefe and some of the members of our management and board of directors (collectively, the “Members”) entered into an Amended and Restated Limited Liability Company Agreement. The Limited Liability Company Agreement governs the relative rights and duties of the Members.
      Membership Interests. The ownership interests of the members in Team Health Holdings consist of preferred units and common units. The common units represent the common equity of Team Health Holdings and the preferred units represent the preferred equity of Team Health Holdings. Holders of the preferred units are entitled to return of capital contributions prior to any distributions made to holders of the common units. In connection with our 2004 refinancing all preferred units were redeemed and no preferred units are currently outstanding.
      Distributions. Subject to any restrictions contained in any financing agreements to which Team Health Holdings or any of its affiliates is a party, the board of managers of Team Health Holdings may make distributions, whether in cash, property or securities of Team Health Holdings at any time or from time to time in the following order of priority:

First, to the holders of preferred units, if any, the aggregate unpaid amount accrued on such preferred units on a daily basis, at a rate of 10% per annum.

Second, to the holders of preferred units, if any, an amount determined by the aggregate Unreturned Capital (as defined and described in the Limited Liability Company Agreement).

Third, to the holders of common units, an amount equal to the amount of such distribution that has not been distributed pursuant to clauses First through Second above.
      Team Health Holdings may distribute to each holder of units within 75 days after the close of each fiscal year such amounts as determined by the board of managers of Team Health Holdings to be appropriate to enable each holder of units to pay estimated income tax liabilities.
Other Related Party Transactions
      We lease office space for our corporate headquarters from Winston Road Properties, an entity that is owned 50% by Park Med Properties. Two of our executive officers during 2004, Dr. Massingale and Mr. Hatcher, each own 20% of Park Med Properties. We paid $676,741 in 2004 to Winston Road Properties in connection with the lease agreement. In addition, Park Med Properties owns a building, which houses a medical clinic that is operated by our consolidated affiliate. In 2004, the consolidated affiliate paid $123,761 to Park Med Properties in connection with the lease agreement.
      We purchase automated call answering services from Perfect Serve, Inc., which is 40% owned by one of our shareholders, Beecken Petty O’Keefe and Company. Purchases from Perfect Serve were $267,848 in 2004 and $146,484 in the first six months of 2005.

DESCRIPTION OF CAPITAL STOCK
General
      The following is a description of terms of our charter and by-laws, the forms of which have been filed with the Securities and Exchange Commission, or SEC, as exhibits to the registration statement of which this prospectus is part and which will become effective prior to the offering contemplated by this prospectus.
Authorized Capitalization
      Our authorized capital stock consists of:

•	12,000,000 shares of common stock, par value $0.01 per share; and

•	200,000 shares of preferred stock, par value $0.01 per share.
      After this offering there will be                      shares of our common stock and no shares of our preferred stock outstanding. All shares of common stock to be outstanding upon completion of this offering will be validly issued, fully paid and nonassessable.
Common Stock
      Dividends. Holders of shares of our common stock will be entitled to receive such dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. See “Dividend Policy.”
      Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share equally in our assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding preferred stock.
      Voting Rights. Shares of our common stock carry one vote per share. Our bylaws provide that the presence of holders of a majority of the outstanding shares entitled to vote at a shareholders meeting shall constitute a quorum. When a quorum is present, the affirmative vote of the holders of a majority of shares present in person or by proxy is required to take action, unless otherwise specified by law or our charter, and except for the election of directors, which is determined by a plurality vote. Holders of shares of our common stock have no cumulative voting rights.
      Other Rights. Holders of shares of our common stock have no preemptive rights. The holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
      Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide shares of preferred stock into one or more series and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the Tennessee Business Corporation Act, or TBCA. The issuance of shares of preferred stock could have the effect of decreasing the market price of our shares of common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of shares of our common stock.
Certain Takeover Considerations
      Subject to the application of the Tennessee Business Combination Act and the Tennessee Control Share Acquisition Act, the affirmative vote of the holders of a majority of our issued and outstanding capital stock is generally required with respect to a merger, exchange offer or the sale of all or substantially all of our assets.

      Various antitakeover protections for Tennessee corporations are set forth in the TBCA, the Business Combination Act, the Control Share Acquisition Act, the Greenmail Act and the Investor Protection Act. Because our common stock is registered with the SEC under the Securities Exchange Act of 1934, the Business Combination Act automatically applies to us unless our shareholders adopt a charter or bylaw amendment which expressly excludes us from the anti-takeover provisions of the Business Combination Act two years prior to a proposed takeover. Our Board of Directors has no present intention of recommending such charter or bylaw amendment.
      The Business Combination Act imposes a five-year standstill on transactions such as mergers, share exchanges, sales of significant assets, liquidations and other interested party transactions between Tennessee corporations and “interested shareholders” and their associates or affiliates, unless the business combination or the transaction that resulted in the shareholders becoming an interested shareholder is approved by the Board of Directors before the shareholder acquires 10% or more of the beneficial ownership of any class of the corporation’s voting securities. After that five-year standstill, such transactions maybe authorized only if a two-thirds vote of the shareholders other than the interested shareholder is obtained or the transaction satisfies certain fair price standards.
      The Business Combination Act also provides exculpatory protection for the Board of Directors in refusing to waive the protections afforded us under the Business Combination Act and/or Control Share Act, or for resisting mergers, exchanges, tender offers and similar transactions based on criteria other than price. A Tennessee corporation’s charter may specifically authorize the members of its board of directors, in the exercise of their judgment, to give due consideration to factors other than price and to consider whether a merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which the corporation operates or any other relevant factor in the exercise of their fiduciary duty to the shareholders. Our Charter authorizes our Board of Directors to take into consideration, in addition to price, the following factors in connection with a merger, tender offer or other proposed business combination:

(a) the business, financial condition and earnings prospects of the acquiring person;

(b) the competence, experience and integrity of the acquiring person;

(c) our prospects as an independent entity; and

(d) the social and economic impact of the proposed transaction on us and our employers, depositors, loan and other customers, creditors and the communities in which we operate.
      The provisions of our Charter may have the effect of protecting us from hostile takeover bids because the Board of Directors is permitted by the Charter to take into account in good faith all relevant factors in performing its duly authorized duties.
      The Control Share Acquisition Act limits the voting rights of shares owned by a person above certain percentage thresholds (beginning at 20%) unless the noninterested shareholders of the corporation approve the acquisition of additional shares by the interested shareholder above the designated threshold. However, the Control Share Acquisition Act applies only to corporations whose charter or bylaws contain an express declaration that control share acquisitions are to be governed by the Control Share Acquisition Act. In addition, the charter or bylaws may specifically provide for the redemption of the control shares (shares in excess of the designated threshold) or appraisal rights for dissenting shareholders in a control share transaction. Neither our Charter nor our Bylaws currently contain a provision which subjects us to the provisions of the Control Share Acquisition Act, and our Board of Directors has no present intention of adopting any such bylaw amendment. However, our Board of Directors could adopt such a bylaw amendment at any future time by majority vote based on facts and circumstances then present.
      The Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934. Under the Greenmail Act, we may not purchase any of our shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by us or we make an offer, of at least equal value per share, to all shareholders of such class.
      The Investor Protection Act generally requires the registration, or an exemption from registration, before a person can make a tender offer for shares of a Tennessee corporation which, if successful, would result in the offeror beneficially owning more than 10% of any class of shares of the offeree company. Registration requires the filing with the Tennessee Commissioner of Commerce and Insurance of a registration statement, a copy of which must be sent to the offeree company, and the public disclosure of the material terms of the proposed offer. The Investor Protection Act also prohibits fraudulent and deceptive practices in connection with takeover offers, and provides remedies for violations.
      The Investor Protection Act does not apply to an offer involving a vote by holders of equity securities of the offeree company, pursuant to its charter, on a merger, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. Also excluded from the Investor Protection Act are tender offers that are open on substantially equal terms to all shareholders, are recommended by the board of directors of the offeree company and include full disclosure of all terms.
      The provisions described above, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our shareholders in that they will permit management and the shareholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of shareholder participation in the decision if the transaction is not approved by our Board of Directors.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is                             .
Listing
      We intend to apply for listing on the New York Stock Exchange under the symbol “THH”.

SHARES ELIGIBLE FOR FUTURE SALE
      Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities. Upon completion of this offering,            shares of our common stock will be outstanding. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933. The remaining            shares of common stock outstanding, including the shares owned by our existing equity investors, will be restricted securities within the meaning of Rule 144 under the Securities Act of 1933 but will be eligible for resale subject to applicable volume, manner of sale, holding period and other requirements of Rule 144. Upon completion of this offering, our existing equity investors will own            shares of common stock representing an aggregate           % ownership interest in us after the offering (or            shares of common stock representing a           % aggregate ownership interest in us, assuming the underwriters exercise their over-allotment option in full).
      We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments.
Stock Options
      Upon completion of this offering, we intend to file a registration statement under the Securities Act of 1933 to register the shares of common stock to be issued under the Team Health Inc. Stock Option Plan and the Team Health, Inc. 2005 Long-Term Incentive Plan and, as a result, all shares of common stock acquired upon exercise of stock options will also be freely tradable under the Securities Act of 1933 unless such common stock is held by our affiliates.
Lock-Up Arrangements
      We, certain of our existing shareholders, our executive officers and our directors have agreed, with specified exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of each of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by each of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.
Rule 144
      In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.
      Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
      The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a non-U.S. holder. A non-U.S. holder is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.
      This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances (including, without limitation, non-U.S. holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders are urged to consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.
Dividends
      Subject to the discussion below, distributions, if any, made to a Non-U.S. holder on our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the non-U.S. holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent such distributions exceed our current and accumulated earnings and profits for U.S. tax purposes, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
      There will be no withholding tax on dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the non-U.S. holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.
      If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.
Gain on Disposition of Common Stock
      A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax; (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the non-U.S. holder in the United States; (iii) in the case of non-U.S. holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (iv) the non-U.S. holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or (v) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) the non-U.S. holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder’s holding period; and (b) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will or will continue to qualify as being regularly traded on an established securities market.
Information Reporting Requirements and Backup Withholding
      Generally, we must report annually to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.
      Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a non-U.S. holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person.
      Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States under certain circumstances. Prospective holders are urged to consult their own tax advisors with respect to the circumstances under which U.S. information reporting requirements may apply. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.
      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished timely to the U.S. Internal Revenue Service.
Federal Estate Tax
      The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.
      THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE HOLDER ARE URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING
      Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers, and, along with J.P. Morgan Securities Inc., are acting as representatives of the underwriters. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the respective number of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.

Total

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling shareholders for the shares.

Paid by the Selling
	Paid by us		Shareholder

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share
Total
      The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $          per share to other dealers. After the offering, the representatives may change the offering price and other selling terms.
      The expenses of the offering that are payable by us and the selling shareholders are estimated to be $                    (exclusively underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling shareholders in connection with the offering, other than the underwriting discounts and commission.
Option to Purchase Additional Shares
      The selling shareholders have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of                      shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than            shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.
Lock-Up Agreements
      We, all of our directors and executive officers, holders of more than 5% of our outstanding stock and the selling shareholders have agreed that, without the prior written consent of each of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 180 days from the date of this prospectus other than permitted transfers.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
Offering Price Determination
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.
Indemnification
      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.
Directed Share Program
      At our request, the underwriters have reserved for sale at the initial public offering price up to                      shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Stabilization, Short Positions and Penalty Bids
      The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
NYSE
      We intend to apply to list our shares of common stock for quotation on the NYSE under the symbol “THH.”
Discretionary Sales
      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.
Stamp Taxes
      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Relationships
      The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS
      The validity of the shares offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, New York, New York. The validity of the shares offered by this prospectus will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Team Health, Inc. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, including the exhibits with the registration statement, with respect to the shares offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete.
      Additionally, we file annual, quarterly and current reports and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Team Health, Inc.
      We have audited the accompanying consolidated balance sheets of Team Health, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and comprehensive earnings and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in Item 16 (Item 15(a) of the Form 10K. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Team Health, Inc. at December 31, 2004 and 2003, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
      As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
February 7, 2005

TEAM HEALTH, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(In thousands, except per
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$17,931	$100,964
Short term investments	64,651	—
Accounts receivable, less allowance for uncollectibles of $126,351 and $120,653 in 2004 and 2003, respectively	160,852	167,957
Prepaid expenses and other current assets	4,860	4,243
Receivables under insured programs	51,307	62,527

Total current assets	299,601	335,691
Property and equipment, net	17,625	19,967
Other intangibles, net	11,624	16,990
Goodwill	95,197	167,665
Deferred income taxes	96,708	96,881
Receivables under insured programs	52,804	60,697
Other	36,832	33,158

	$610,391	$731,049

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$12,004	$15,169
Accrued compensation and physician payable	75,160	76,557
Other accrued liabilities	72,988	82,876
Income taxes payable	4,670	9,948
Current maturities of long-term debt	15,000	43,528
Deferred income taxes	20,407	20,884

Total current liabilities	200,229	248,962
Long-term debt, less current maturities	413,125	255,887
Other non-current liabilities	195,917	182,557
Mandatory redeemable preferred stock	—	158,846
Common stock, $0.01 par value 12,000 shares authorized, 9,729 and 10,070 shares issued in 2004 and 2003	97	101
Additional paid in capital	919	703
Retained earnings (deficit)	(198,891)	(113,813)
Less treasury shares at cost	(787)	(1,045)
Accumulated other comprehensive earnings (loss)	(218)	(1,149)

	$610,391	$731,049

See accompanying notes to the consolidated financial statements.

TEAM HEALTH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Net revenues	$1,572,174	$1,479,013	$1,230,703
Provision for uncollectibles	563,483	479,267	396,605

Net revenues less provision for uncollectibles	1,008,691	999,746	834,098
Cost of services rendered
Professional service expenses	754,222	746,409	635,573
Professional liability costs	59,839	115,970	36,992

Gross profit	194,630	137,367	161,533
General and administrative expenses	100,473	95,554	81,744
Management fee and other expenses	1,387	505	527
Impairment of intangibles	73,177	168	2,322
Depreciation and amortization	13,689	22,018	20,015
Interest expense, net	28,949	23,343	23,906
Refinancing costs	14,731	—	3,389

Earnings (loss) before income taxes and cumulative effect of change in accounting principle	(37,776)	(4,221)	29,630
Provision (benefit) for income taxes	11,436	(1,410)	13,198

Earnings (loss) before cumulative effect of change in accounting principle	(49,212)	(2,811)	16,432
Cumulative effect of change in accounting principle, net of income tax benefit of $209	—	—	(294)

Net earnings (loss)	(49,212)	(2,811)	16,138
Dividends on preferred stock	3,602	14,440	13,129

Net earnings (loss) attributable to common shareholders	$(52,814)	$(17,251)	$3,009

See accompanying notes to the consolidated financial statements.

TEAM HEALTH, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
AND COMPREHENSIVE EARNINGS

							Accumulated
	Common Stock		Treasury Stock		Additional		Other
					Paid in	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Earnings (Loss)	Total

	(In thousands)
Balance at December 31, 2001	10,000	$100	—	$—	$—	$(99,571)	$(219)	$(99,690)
Net earnings	—	—	—	—	—	16,138	—	16,138
Other comprehensive loss, net of tax:
Net change in fair value of swaps, net of tax of $844	—	—	—	—	—	—	(1,396)	(1,396)

Total comprehensive earnings								14,742
Issuance of stock	68	1			644	—	—	645
Dividends on preferred stock	—	—	—	—	—	(13,129)	—	(13,129)

Balance at December 31, 2002	10,068	101	—	—	644	(96,562)	(1,615)	(97,432)

Net loss	—	—			—	(2,811)	—	(2,811)
Other comprehensive loss, net of tax:
Net change in fair value of swaps, net of tax of $286	—	—	—	—	—	—	466	466

Total comprehensive earnings								(2,345)
Stock option activity	2	—	—	—	59	—	—	59
Treasury stock purchased	—	—	(150)	(1,045)	—	—	—	(1,045)
Dividends on preferred stock	—	—	—	—	—	(14,440)	—	(14,440)

Balance at December 31, 2003	10,070	101	(150)	(1,045)	703	(113,813)	(1,149)	(115,203)

Net loss	—	—			—	(49,212)	—	(49,212)
Other comprehensive income, net of tax:
Net change in fair market value of investments net of tax of $136	—	—	—	—	—	—	(214)	(214)
Net change in fair value of swaps, net of tax of $708	—	—	—	—	—	—	1,145	1,145

Total comprehensive earnings								(48,281)
Stock option activity	21	—	—	—	237	—	—	237
Treasury stock reissued	—	—	7	100	—	—	—	100
Treasury shares cancelled	(362)	(4)	362	4,704	(21)	(4,679)	—	—
Treasury stock purchased	—	—	(271)	(4,546)	—	—	—	(4,546)
Dividends on common stock	—	—	—	—	—	(27,585)		(27,585)
Dividends on preferred stock	—	—	—	—	—	(3,602)	—	(3,602)

Balance at December 31, 2004	9,729	$97	(52)	$(787)	$919	$(198,891)	$(218)	$(198,880)

See accompanying notes to the consolidated financial statements.

TEAM HEALTH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
OPERATING ACTIVITIES
Net earnings (loss)	$(49,212)	$(2,811)	$16,138
Adjustments to reconcile net earnings (loss):
Depreciation and amortization	13,689	22,018	20,015
Amortization of deferred financing costs	1,061	1,446	1,583
Write-off of deferred financing costs	6,225	—	3,389
Provision for uncollectibles	563,483	479,267	396,605
Impairment of intangibles	73,177	168	2,322
Deferred income taxes	(771)	(13,967)	6,941
Loss on sale of equipment	887	5	59
Cumulative effect of change in accounting principle	—	—	294
Equity in joint venture income	(664)	(235)	(346)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(556,214)	(490,392)	(407,319)
Prepaids and other assets	(1,732)	5,842	(4,847)
Income tax receivables	(5,277)	10,761	7,797
Receivables under insured programs	19,113	39,918	(24,388)
Accounts payable	(3,575)	1,287	(3,785)
Accrued compensation and physician payable	(7,536)	11,907	4,806
Other accrued liabilities	1,137	(643)	2,797
Professional liability reserves	10,794	37,170	30,419

Net cash provided by operating activities	64,585	101,741	52,480
INVESTING ACTIVITIES
Purchases of property and equipment	(6,713)	(8,972)	(9,796)
Sale of property and equipment	77	1	31
Cash paid for acquisitions, net	(3,245)	(2,472)	(165,722)
Net purchases of short-term investments	(64,877)	—	—
Net purchases of investments by insurance subsidiary	(10,948)	(13,642)	—
Other investing activities	9,911	(1,194)	725

Net cash used in investing activities	(75,795)	(26,279)	(174,762)
FINANCING ACTIVITIES
Payments on notes payable	(301,290)	(21,085)	(121,800)
Proceeds from notes payable	430,000	—	225,000
Payments of deferred financing costs	(7,892)	(278)	(5,226)
Proceeds from sales of common stock	62	2	644
Proceeds from sales of preferred stock	—	—	1,270
Purchase of treasury stock	(2,770)	(926)	—
Proceeds from sale of treasury stock	100	—	—
Dividends paid on common stock	(27,585)	—	—
Redemptions of preferred stock	(162,448)	—	—
Net cash provided by (used in) financing activities	(71,823)	(22,287)	99,888

Increase (decrease) in cash and cash equivalents	(83,033)	53,175	(22,394)
Cash and cash equivalents, beginning of year	100,964	47,789	70,183

Cash and cash equivalents, end of year	$17,931	$100,964	$47,789

Supplemental cash flow information:
Interest paid	$30,693	$23,365	$22,404

Taxes paid	$18,574	$2,557	$7,864

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1.	Organization and Basis of Presentation
      Team Health, Inc. (the “Company”) believes it is among the largest national providers of outsourced physician and other healthcare related staffing and administrative services to hospitals and other healthcare facility providers in the United States. The Company’s regional operating models include comprehensive programs for emergency medicine, radiology, anesthesiology, inpatient care, pediatrics and other healthcare services, principally within hospital departments and other healthcare treatment facilities. The Company provides a full range of physician and other healthcare facility related staffing and administrative services, including the: (i) staffing and recruiting of and credentials coordination for clinical and non-clinical medical professionals; (ii) provision of administrative support services, such as payroll, insurance coverage and continuing education services; and (iii) billing and collection of fees for services provided by the medical professionals.
      The Company has two principal shareholders. Team Health Holdings, LLC (“Holdings”), which is owned by certain equity sponsors and certain members of the Company’s senior management, owns 92.3% of the Company’s $0.01 par value common stock. Caremark Rx, Inc. owns 7.6% of the remaining outstanding common stock.

2.	Significant Accounting Policies

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States. All intercompany and inter-affiliate accounts and transactions have been eliminated.
      The Company consolidates its subsidiaries in accordance with the nominee shareholder model of Emerging Issues Task Force (EITF) No. 97-2 “Application of FASB No. 94 and APB Opinion No. 16 to Physician Practice Entities and Certain Other Entities with Contractual Management Arrangements”. The Company’s arrangements with associated professional corporations (“PC”) are captive in nature as a majority of the outstanding voting equity instruments of the different PCs are owned by a nominee shareholder appointed at the sole discretion of the Company. The Company has a contractual right to transfer the ownership of the PC at any time to any person it designates as the nominee shareholder. This transfer can occur without cause and any cost incurred as a result of the transfer is minimal. There would be no significant impact on the PC or the Company as a result of the transfer of ownership. The Company provides staffing services to its client hospitals through a management services agreement between a subsidiary of Team Health, Inc. and the PCs.

Cash and Cash Equivalents
      Cash consists primarily of funds on deposit in commercial banks. Cash equivalents are highly liquid investments with maturities of three months or less when acquired.

Marketable Securities
      In accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” management determines the appropriate classification of the Company’s investments at the time of purchase and reevaluates such determination at each balance sheet date. As of December 31, 2004 and 2003, the Company has classified all marketable debt securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive earnings. Realized gains and losses and declines in value judged to be other-than-temporary on available for sale securities are recognized in earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

Accounts Receivable
      Accounts receivable are primarily due from hospitals and clinics, third-party payers, such as insurance companies, government-sponsored healthcare programs, including Medicare and Medicaid, and self-insured employers and patients. Accounts receivable are stated net of reserves for amounts estimated by management to not be collectible. Concentration of credit risk relating to accounts receivable is somewhat limited by the diversity and number of hospitals, patients, payers and by the geographic dispersion of the Company’s operations. In addition, a portion of the Company’s military staffing business is conducted on a sub-contract basis with a third-party direct contractor to the military. The amount owed by such direct contractor represents approximately 7.5% of the Company’s consolidated accounts receivable as of December 31, 2004.

Property and Equipment
      Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives, which generally range from 3 to 10 years for furniture and equipment, from 3 to 5 years for software and from 10 to 40 years for buildings and leasehold improvements. Property under capital lease is amortized using the straight-line method over the life of the respective lease and such amortization is included in depreciation expense.

Intangible Assets
      The Company’s intangible assets include goodwill and other intangibles that consist primarily of the fair value of service contracts acquired. Goodwill represents the excess of purchase price over the fair value of net assets acquired.
      Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are not amortized. The cost of service contracts and other intangibles acquired is amortized using the straight-line method over their estimated lives which was seven years in 2004.
      Goodwill is evaluated for possible impairment on an annual basis or more frequently if events and circumstances occur that may indicate the potential for impairment. Goodwill assigned to a reporting unit is evaluated for potential impairment following a two-step procedure. The fair value of the reporting unit is initially determined and compared to its carrying value. If the carrying value exceeds the fair value of the applicable reporting unit, the implied fair value of the goodwill of the reporting unit is then determined. If it is determined that the implied fair value of the goodwill of the reporting unit is less than the carrying value of goodwill, an impairment loss is recorded equal to such difference.
      The carrying value of other intangibles is evaluated when indicators are present to determine whether such intangibles may be impaired with respect to their recorded values. If this review indicates that certain intangibles will not be recoverable, as determined based on the undiscounted cash flows derived from the assets acquired over the remaining estimated asset life, the carrying value of the intangibles is reduced by the estimated shortfall of discounted cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

Deferred Financing Costs
      Deferred financing costs, which are included in other noncurrent assets and are amortized over the term of the related debt using the interest method, consist of the following as of December 31 (in thousands):

	2004	2003

Deferred financing costs	$7,892	$11,333
Less accumulated amortization	(812)	(4,859)

	$7,080	$6,474

Risk Management
      Although the Company does not principally engage in the practice of medicine or provide medical services, it does require the physicians with whom it contracts to obtain professional liability insurance coverage and makes this insurance available to these physicians. The Company typically provides claims-made coverage on a per incident and annual aggregate limit per physician to affiliated physicians and other healthcare practitioners. In addition, the Company has claims-made coverage on a per incident and annual aggregate limit for all corporate entities.
      Effective March 12, 2003, the Company began providing for its professional liability losses principally under a program of self-insurance, including the use of a wholly owned captive insurance company. The Company’s estimated losses under the self-insurance program are determined using periodic actuarial estimates of losses and related expenses, adjusted on an interim basis for actual physician hours worked and loss development trends. Any differences between amounts previously recorded and the results of updated actuarial studies of prior periods are recorded in the period when such differences are known.
      Professional liability insurance expense consists of premium cost, an accrual to establish reserves for future payments under the self-insured retention component and an accrual to establish a reserve for future claims incurred but not reported.

Derivatives
      The Company utilizes derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. The Company recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. Changes in the fair value of these instruments are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. During 2004 the fair value of interest rate swaps, net of tax, increased approximately $1.1 million. In 2003, the fair value, net of tax increased approximately $0.5 million. In 2002, the fair value, net of tax, decreased approximately $1.4 million. In all years the change in fair value was recognized through other comprehensive earnings.

Revenue Recognition
      Net revenues consist of fee-for-service revenue, contract revenue and other revenue. Net revenues are recorded in the period services are rendered.
      Net revenues are principally derived from the provision of healthcare staffing services to patients within healthcare facilities. The form of billing and related risk of collection for such services may vary by customer. The following is a summary of the principal forms of the Company’s billing arrangements and how

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
net revenue is recognized for each. A significant portion (74% of our net revenues in 2004) resulted from fee-for-service patient visits. Fee-for-service revenue represents revenue earned under contracts in which the Company bills and collects the professional component of charges for medical services rendered by the Company’s contracted and employed physicians. Under the fee-for-service arrangements, the Company bills patients for services provided and receives payment from patients or their third-party payers. Fee-for-service revenue is reported net of contractual allowances and policy discounts. All services provided are expected to result in cash flows and are therefore reflected as net revenues in the financial statements. Fee-for-service revenue is recognized in the period that the services are rendered to specific patients and reduced immediately for the estimated impact of contractual allowances in the case of those patients having third-party payer coverage. The recognition of net revenues (gross charges less contractual allowances) from such visits is dependent on such factors as proper completion of medical charts following a patient visit, the forwarding of such charts to one of our billing centers for medical coding and entering into our billing systems and the verification of each patient’s submission or representation at the time services are rendered as to the payer(s) responsible for payment of such services. Net revenues are recorded based on the information known at the time of entering of such information into our billing systems as well as an estimate of the net revenues associated with medical charts for a given service period that have not been processed yet into our billing systems. The above factors and estimates are subject to change. For example, patient payer information may change following an initial attempt to bill for services due to a change in payer status. Such changes in payer status have an impact on recorded net revenues due to differing payers being subject to different contractual allowance amounts. Such changes in net revenues are recognized in the period that such changes in payer become known. Similarly, the actual volume of medical charts not processed into our billing systems may be different from the amounts estimated. Such differences in net revenues are adjusted in the following month based on actual chart volumes processed.
      Contract revenue represents revenue generated under contracts in which the Company provides physician and other healthcare staffing and administrative services in return for a contractually negotiated fee. Contract revenue consists primarily of billings based on hours of healthcare staffing provided at agreed to hourly rates. Revenue in such cases is recognized as the hours are worked by the Company’s staff. Additionally, contract revenue also includes supplemental revenue from hospitals where the Company may have a fee-for-service contract arrangement. Contract revenue for the supplemental billing in such cases is recognized based on the terms of each individual contract. Such contract terms generally either provide for a fixed monthly dollar amount or a variable amount based upon measurable monthly activity, such as hours staffed, patient visits or collections per visit compared to a minimum activity threshold. Such supplemental revenues based on variable arrangements are usually contractually fixed on a monthly, quarterly or annual calculation basis considering the variable factors negotiated in each such arrangement. Such supplemental revenues are recognized as revenue in the period when such amounts are determined to be fixed and therefore contractually obligated as payable by the customer under the terms of the respective agreement.
      Other revenue consists primarily of revenue from management and billing services provided to outside parties. Revenue is recognized for such services pursuant to the terms of the contracts with customers. Generally, such contracts consist of fixed monthly amounts with revenue recognized in the month services are rendered or as hourly consulting fees recognized as revenue as hours are worked in accordance with such arrangements. Additionally, the Company derives a small percentage of revenue from providing administrative and billing services that are contingent upon the collection of third-party physician billings, either by us on their behalf or other third-party billing companies. Such revenues are not considered earned and therefore not recognized as revenue until actual cash collections are achieved in accordance with the contractual arrangements for such services.
      Net revenues are reduced for management’s estimates of amounts that will not be collected. The resulting net revenues less provision for uncollectibles reflects net cash collections for services rendered in the period plus management’s estimate of the remaining collections to be realized for services rendered in the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
period. Such estimates of amounts to be collected are subject to adjustment as actual experience is realized. If subsequent collections experience indicates that an adjustment to previously recorded collection estimates is necessary, such change of estimate adjustment is recorded in the current period in which such assessment is made.
      Management in estimating the amounts to be collected resulting from its over six million annual fee-for-service patient visits and procedures considers such factors as prior contract collection experience, current period changes in payer mix and patient acuity indicators, reimbursement rate trends in governmental and private sector insurance programs, resolution of credit balances, the estimated impact of billing system effectiveness improvement initiatives and trends in collections from self-pay patients. The complexity of the estimation process associated with the Company’s fee-for-service volumes and diverse payer mix, along with the difficulty of assessing such factors as changes in the economy impacting the number of healthcare insured versus uninsured patients and other socio-economic trends that can have an impact on collection rates, could result in subsequent adjustments to previously reported revenues.
      The Company derives a significant portion of its net revenues less provision for uncollectibles from government sponsored healthcare programs. Net revenues less provision for uncollectibles derived from the Medicare and Medicaid programs was approximately 23%, 19% and 20% of total net revenues less provision for uncollectibles in years 2004, 2003 and 2002, respectively. In addition, net revenues less provision for uncollectibles derived from the TRICARE Program, which is the U.S. military’s dependent healthcare program, was approximately 21%, 23% and 15% in 2004, 2003 and 2002, respectively.

Segment Reporting
      The Company provides its services through five operating segments which are aggregated into two reportable segments, Healthcare Services and Management Services. The Healthcare Services segment, which is an aggregation of healthcare staffing, clinics, and occupation health, provides comprehensive healthcare service programs to users and providers of healthcare services on a fee-for-service as well as a cost plus basis. The Management Services segment, which consists of medical group management services and external billing and collection services, provides a range of management and billing services on a fee basis. These services include strategic management, management information systems, third-party payer contracting, financial and accounting support, benefits administration and risk management, scheduling support, operations management and quality improvement services.

Implementation of New Accounting Standards
      Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests on an annual basis, or more frequently if certain indicators arise. Other intangible assets continue to be amortized over their useful lives. The Company completed its required initial impairment testing of goodwill during 2002. As a result of this review, the Company concluded that a portion of its recorded goodwill was impaired. Accordingly, an impairment loss of $0.5 million ($0.3 million net of taxes) was recorded in 2002 as the cumulative effect of a change in accounting principle.
      On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation under SFAS No. 123. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported earnings in annual and interim financial statements. While the Statement does not

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether the accounting for that compensation is using the fair value method of SFAS No. 123 or the intrinsic value method of Opinion 25. As more fully discussed in Note 15, the Company has adopted the disclosure requirements of SFAS No. 148 and the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, prospectively for all new awards granted to employees after January 1, 2003.
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity-type instruments, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. The provisions of SFAS No. 150 are applicable to the Company’s financial statements beginning in 2005. The Company has determined that the adoption of SFAS No. 150 will not have a material effect on the results of its operations or financial condition.
      In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE are to be included in an entity’s consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, and the right to receive the expected residual returns of the entity if they occur.
      FIN 46 was effective immediately for new entities created or acquired after February 1, 2003. The Company has no interest in any entities created nor did it acquire any entities after February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. Management believes that FIN 46R does not have a material impact to the Company.
      On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all shared-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      Under the definition provided in SFAS No. 123(R) the Company is considered a nonpublic entity therefore the provisions of SFAS No. 123(R) are effective for the Company beginning January 1, 2006. Early adoption is permitted in periods in which financial statements have not been issued. The Company expects to adopt SFAS No. 123(R) beginning January 1, 2006.
      As previously discussed the Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Currently, the Company uses the minimum value method to estimate the value of stock options granted to employees. In accordance with the transition

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
provisions of SFAS No. 123(R) the Company will continue to account for nonvested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption for financial statement recognition purposes. For those options that are granted after the adoption of SFAS No. 123(R) the Company will no longer be permitted to use the minimum-value method and instead will be required to use an acceptable option-pricing model. The Company has not yet determined which specific option-pricing model it will use.
      SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), there were no amounts of operating cash flows recognized in prior periods for such excess tax deductions in 2004, 2003 or 2002.

Use of Estimates
      The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Acquisitions
      During 2004, the Company made payments of approximately $0.7 million with respect to contingent payments established as a result of certain previous acquisitions. These amounts represent payments of purchase price and have been recorded as goodwill. Such amounts are not deductible for tax purposes.
      Effective December 31, 2003, the Company acquired all of the outstanding stock of a corporation that provides hospital physician staffing services under two contracts at locations in Ohio. The purchase price for the acquired corporation was $1.6 million, including $0.1 million which was paid in cash on December 31, 2003 and the remaining $1.5 million paid in January 2004. As of December 31, 2004, the Company may have to make up to an additional $0.9 million in future payments if targeted future earnings are achieved.
      Effective September 1, 2002, the Company acquired all of the outstanding stock of three corporations held by a single shareholder. The acquired corporations provide hospital emergency department and hospital physician staffing services under five contracts for locations in West Virginia and Virginia. The purchase price for the acquired corporations was $8.6 million of which $5.2 million was paid in cash at September 1, 2002 with the remainder of the purchase price due in four annual installments of $0.9 million, $0.9 million, $1.1 million and $0.5 million commencing on October 31, 2003. In addition, the Company as of December 31, 2004, may have to pay up to $2.0 million in future contingent payments.
      On May 1, 2002, the Company acquired all of the operations of Spectrum Health Resources (“SHR”). SHR is a leading provider of permanent healthcare staffing services to military treatment facilities. The acquisition of SHR, which provides services similar to the existing staffing operations of the Company, significantly expanded the Company’s base of business by providing an entry into a portion of the healthcare staffing market not previously served by the Company The Company acquired the operations of SHR through the purchase of all of the outstanding stock of the parent company of SHR and the refinancing of the parent company’s outstanding debt. The total purchase price for SHR was paid in cash and totaled approximately $145.7 million.
      The Company’s three equity sponsors control a majority of the Company’s voting common stock. Those three equity sponsors were also controlling equity investors in SHR prior to and at the time of entering into

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
the definitive purchase agreement. Prior to negotiating the final purchase price and entering into the definitive purchase agreement to acquire SHR, the Board of Directors took the following steps:

1. The Board of Directors appointed a Special Committee, consisting of three Directors who are not affiliated with the equity sponsors. The Special Committee was authorized to (i) consider, negotiate and approve the acquisition of SHR, (ii) retain such legal counsel and advisers and consultants as they deem appropriate, (iii) consider, negotiate and approve the terms of any financing related to the transaction, and (iv) expend any funds in furtherance of the duties granted to it. The final authority to approve the acquisition and financing rested with the full Board of Directors, but the Board of Directors could not approve any transaction not recommended by the Special Committee.

2. Two of the three equity sponsors along with the Company’s management members assisted the Special Committee in the evaluations and negotiations of the transaction on behalf of the Company. The largest common equity sponsor in SHR and the Company represented SHR in its evaluation and negotiation of the transaction.

3. The Special Committee obtained an opinion from the investment-banking firm of SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., that the purchase price paid for SHR was fair from a financial point of view to the equity holders of the Company as well as its bond holders.
      Effective January 1, 2002, the Company completed the acquisition of certain of the assets and related business operations of two businesses. The operations acquired include those of L&S Medical Management, Inc. (“L&S”) and a pediatric services business. L&S provides billing and other management services on a management fee basis to anesthesiology practices, principally in the Southeastern portion of the United States. The pediatric services operation provides evenings and weekend pediatric urgent care and non-trauma emergency practice services at several locations in Florida. The pediatric services provided are billed by the Company on a fee-for-service basis.
      The assets and operations of L&S were acquired for $6.4 million in cash and the Company as of December 31, 2004, may have to make up to $2.5 million in future contingent payments relating to this acquisition. The assets and operations of the three pediatric services locations were acquired for $4.7 million in cash. The Company as of December 31, 2004, may have to make up to $3.4 million in future contingent payments for the existing business operations if targeted future earnings levels are achieved.
      The following schedule summarizes investing activities related to acquisitions and contingent payments included in the consolidated statements of cash flows for 2004, 2003 and 2002, respectively, (in thousands):

	2004	2003	2002

Fair value of net operating assets acquired (liabilities assumed)	$2,536	$(3,116)	$3,676
Fair value of contracts acquired	—	2,110	21,510
Goodwill	709	3,478	140,536

Cash paid for acquisitions, net	$3,245	$2,472	$165,722

      The acquisitions noted above were accounted for using the purchase method of accounting. The operating results of the acquired businesses have been included in the accompanying consolidated statements of operations from their respective dates of acquisition.

4.	Goodwill Impairment Loss
      During 2004, the Company derived approximately $207.5 million of revenue for services rendered to military personnel and their dependents as either a subcontractor under the TRICARE program administered by the Department of Defense or by direct contracting with military treatment facilities. The Company had historically provided its services principally through subcontract arrangements with managed care

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
organizations that contracted directly with the TRICARE program. In 2004, the military subjected all of its outsourced healthcare staffing to a re-bidding process with successful bidders contracting directly with military treatment facilities.
      During the second quarter of 2004, the Department of Defense announced that it would seek proposals to obtain its outsourced healthcare staffing positions in a manner different than previously used to acquire such positions. The most significant announcement was that the military was no longer going to obtain such staffing through managed care organizations with whom the Company had previously secured a preferred subcontractor status position. Instead, the military announced that it was going to secure such positions through a competitive bidding process regardless of past incumbency in staffing such positions. The introduction of a new form of competition posed an immediate threat to the existing revenues and operating margins being experienced by the Company. Furthermore, because responsibility for such contracting within the military was turned over to government procurement officers, the aspect of pricing versus existing relationships and service levels was going to prevail in terms of vendor selection by the military. In addition, the various branches of the military established certain restrictive criteria for purposes of eligibility to bid on certain of their staffing requests for certain proposals, some of which precluded our Company from bidding for new staffing contracts.
      The Department of Defense and its various military branches began on June 1, 2004, awarding contracts for the civilian positions that it required going forward. The process of awarding healthcare staffing contracts by the government varied by branch of the military and by military base location within the various branches of the military. The award process included soliciting requests for proposals from organizations that provide civilian healthcare staffing, including the use of restrictive government or military approved vendor lists, some of which did not include the Company. In other instances, the military re-bid its business on a basis that is inclusive of existing providers, such as the Company, without the use of restricted vendor lists. Furthermore, the awarding of certain bids was restricted to small business or minority qualified businesses for which the Company was not eligible to even bid for the contracts. The new military staffing contracts resulting from the re-bidding process vary as to form and duration on an individual staffing position basis. The duration of such contracts typically ranges from one year with no renewal options to renewal options on the part of the military with such option periods ranging from one to five years. The above noted facts and circumstances were concluded by management to be a “triggering event” under the provisions of SFAS No. 142, “Goodwill and Other Tangible Assets”.
      The following is a summary of the Company’s military staffing revenues that were subject to re-bidding under the new TRICARE program contracting process (in thousands):

Annual revenue derived from contracts subject to re-bidding	$210,700
Annual revenue value of bids won to date (including new business of $20.1 million)	$138,200
Percentage of revenue retained or new business won to total of annual revenue re-bid	66%
      Management concluded that the Company’s previous revenues and operating margins were materially adversely affected as a result of the re-bidding process. The Company prior to the recognition of any impairment loss had $127.9 million of goodwill related to its military staffing business The Company recorded an impairment loss of $73.2 million relating to its military business goodwill in 2004.
      The goodwill impairment loss was determined following the provisions of SFAS No. 142. Accordingly, the Company initially estimated the fair market value of the military staffing business. The fair market value of the business was determined using a multiple of projected cash flows based on known contracts won as well as management’s estimate of its expectations of winning bids for remaining business contracts to be awarded by the military. The average cash flow multiple was derived from averaging the cash flow multiples for public companies in the healthcare staffing market over a two-year period. The carrying value of the business exceeded its estimated fair market value. The fair market value was allocated to the underlying net

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
assets of the business following generally accepted accounting principles for allocating purchase prices. This included an allocation of value to the components of working capital; contract intangibles (based on a discounting of future cash flows estimated to be derived from such contracts) with the remainder of such fair value assigned to goodwill. The aforementioned allocation process included estimates for additional business contracts to be awarded by the military projected to be won by the Company based on the Company’s experience in winning new contracts not previously held by the Company and in recognition of the Company’s experience and capabilities in providing such ongoing staffing services to the military.

5.	Other Intangible Assets
      The following is a summary of other intangible assets and related amortization as of December 31, 2004 and 2003 for intangibles that are subject to amortization (in thousands):

	Gross
	Carrying	Accumulated
	Amount	Amortization

As of December 31, 2004:
Contracts	$31,956	$20,560
Other	448	220

Total	$32,404	$20,780

As of December 31, 2003:
Contracts	$35,614	$18,898
Other	448	174

Total	$36,062	$19,072

      Total amortization expense for other intangibles was $5.4 million, $10.6 million and $4.8 million for the years 2004, 2003 and 2002, respectively.
      The estimated annual amortization expense for intangibles for the next five years is as follows (in thousands):

2005	$4,147
2006	2,582
2007	2,151
2008	1,798
2009	688
      During 2004, the Company recorded an additional $0.7 million of goodwill and in 2003 recorded an additional $3.5 million of goodwill and $2.1 million of contract intangibles as a result of its acquisitions during the periods and contingent acquisition payments made for previous acquisitions. Contract intangibles are amortized over their estimated lives which are approximately seven years.
      During 2003 and 2002, the Company recorded as an impairment loss $0.2 million and $2.3 million, respectively, to reduce its contract intangibles to their estimated fair value. The impairment losses recorded in 2003 and 2002 are the result of either reduced contract profitability and thus expected future cash flows, or a termination of contracts for which an intangible asset had previously been recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

6.	Property and Equipment
      Property and equipment consists of the following at December 31 (in thousands):

	2004	2003

Buildings and leasehold improvements	$5,256	$4,885
Furniture and equipment	27,584	30,280
Software	8,070	8,824

	40,910	43,989
Less accumulated depreciation	(23,285)	(24,022)

	$17,625	$19,967

      Depreciation expense in 2004, 2003 and 2002 was approximately $8.3 million, $9.0 million and $9.4 million, respectively.

7.	Receivables Under Insured Programs
      Receivables under insured programs represent the portion of the Company’s reserves for professional liability losses estimated to be reimbursable under commercial insurance company policies. The entities providing professional liability coverage to the Company are creditworthy commercial insurance companies and the Company believes these companies will be able to fully satisfy their obligations under the insurance contracts.

8.	Other Assets
      Other assets consist of the following as of December 31 (in thousands):

	2004	2003

Investments	$24,356	$14,641
Deferred financing costs	7,080	6,474
Other	5,396	12,043

	$36,832	$33,158

      Investments represent funds held within the Company’s captive insurance company to meet expected professional liability insurance loss obligations.

9.	Investments
      Short term investments have a maturity of less than a year and consist primarily of commercial paper, treasury notes, and euro deposits. Long term investments represent securities held by the captive insurance subsidiary and consist primarily of money market funds, treasury notes, and certificates of deposits. At December 31 the amortized cost basis and aggregate fair value of the Company’s available-for-sale securities by contractual maturities were as follows (in thousands):

	2004		2003

	Amortized	Aggregate	Amortized	Aggregate
	Cost Basis	Fair Value	Cost Basis	Fair Value

Due in less than one year	$71,142	$70,903	$14,641	$14,641
Due after one year through five years	18,215	18,104	—	—

	$89,357	$89,007	$14,641	$14,641

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
      As of December 31, 2004, there were $3,000 of gross unrealized gains and $353,000 of gross unrealized losses on investments. There were no gross unrealized gains or unrealized losses on investments as of December 31, 2003. There were no realized gains or losses on investments for the years ended December 31, 2004 and 2003.

10.	Other Accrued Liabilities
      The Company’s other accrued liabilities at December 31 consist of the following (in thousands):

	2004	2003

Professional liability loss reserves	$55,214	$66,136
Other	17,774	16,740

	$72,988	$82,876

11.	Long-Term Debt
      Long-term debt as of December 31 consists of the following (in thousands):

	2004	2003

Term Loan Facilities	$248,125	$199,415
9% Senior Subordinated Notes	180,000	—
12% Senior Subordinated Notes	—	100,000

	428,125	299,415
Less current portion	(15,000)	(43,528)

	$413,125	$255,887

      The Term Loan Facilities consist of the following (in thousands):

Senior Secured Term Loan A	$—	$56,478
Senior Secured Term Loan B	248,125	142,937

	$248,125	$199,415

      The interest rates for any senior revolving credit facility borrowings (none outstanding in 2004) are based on a grid which is based on the consolidated ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, all as defined in the credit agreement. The interest rate on any current Term Loan B amount outstanding is equal to the euro dollar rate plus 3.25% or the agent bank’s base rate plus 2.25%. In the event of a default by the Company under its bank loan covenants, such interest rates would increase by 2% over the current rates then in effect. Upon expiration of the current interest rate period, the Company would have to pay the agent bank’s base rates plus 2% plus the maximum applicable margin. Under the bank’s base rate borrowing base, the maximum applicable margin for any senior revolving credit facility borrowing amounts is 2.75% and for Term Loan B amounts is 3.25%.
      The interest rate at December 31, 2004 was 5.81% for amounts outstanding under Term Loan B. In addition, the Company pays a commitment fee for the revolving credit facility which was equal to 0.5% of the commitment at December 31, 2004. No funds have been borrowed under the revolving credit facility as of December 31, 2004, but the Company had $3.8 million of standby letters of credit outstanding against the revolving credit facility commitment. The Company has a forward interest rate swap agreement that became effective April 29, 2004, to effectively convert $35.0 million of floating-rate borrowings to 3.2% fixed-rate borrowings through March 31, 2007. These agreements expose the Company to credit losses in the event of non-performance by the counterparties to its financial instruments. The counterparties are creditworthy

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
financial institutions and the Company anticipates that the counterparties will be able to fully satisfy their obligations under the contracts.
      The Company issued on March 23, 2004, 9% Senior Subordinated Notes (“Notes”) in the amount of $180.0 million due April 1, 2012. The Notes are subordinated in right of payment to all senior debt of the Company and are senior in right of payment to all existing and future subordinated indebtedness of the Company. Interest on the Notes accrues at the rate of 9% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. Beginning on April 1, 2008, the Company may redeem some or all of the Notes at any time at various redemption prices.
      The Notes are guaranteed jointly and severally on a full and unconditional basis by all of the Company’s majority-owned operating subsidiaries (“Subsidiary Guarantors”) as required by the Indenture Agreement. The Company is a holding company with no assets or operations apart from the ownership of its operating subsidiaries.
      Both the 9% Notes and the current term loan facility contain both affirmative and negative covenants, including limitations on the Company’s ability to incur additional indebtedness, sell material assets, retire, redeem or otherwise reacquire its capital stock, acquire the capital stock or assets of another business, pay dividends, and require the Company to meet or exceed certain coverage, leverage and indebtedness ratios. The terms of both the current term loan facility and the Notes restrict the amount of dividends payable by the Company. As of December 31, 2004, no dividends are available for payment under the most restrictive terms of the Company’s debt agreements.
      The senior credit agreement includes a provision for the prepayment of a portion of the outstanding term loan amounts at any year-end if the Company generates “excess cash flow,” as defined in the agreement. The Company has estimated that it will be required to make an excess cash flow payment of approximately $15.0 million for fiscal 2004 by April 30, 2005. The estimated excess cash flow payment has been included within current maturities of long-term debt in the accompanying balance sheet at December 31, 2004.
      Effective March 23, 2004, the Company completed a tender offer for its then outstanding 12% Senior Subordinated Notes in the amount of $100.0 million, plus a call premium of $8.2 million and entered into its current senior credit facilities with a group of banks. As a result of entering into the new senior credit facilities and the redemption of its 12% Senior Subordinated Notes, the Company recognized in 2004 refinancing costs of approximately $14.7 million ($9.0 million net of related income tax benefit of $5.7 million), principally relating to the write-off of approximately $6.2 million of capitalized financing costs on its previously outstanding long-term debt and the incurrence of the call premium to redeem the 12% Senior Subordinated Notes. In addition, as a result of repayment of underlying borrowings during 2004, the Company recorded as additional interest expense approximately $1.7 million in 2004 related to an interest rate swap agreement to reflect its value on a mark-to-market basis. The interest rate swap agreement was subsequently terminated in 2004.
      Aggregate annual maturities of long-term debt as of December 31, 2004 are as follows (in thousands):

2005	$15,000
2006	2,373
2007	2,373
2008	2,373
2009	2,373
Thereafter	403,633

$428,125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

12.	Other Noncurrent Liabilities
      Other noncurrent liabilities consist of the following as of December 31 (in thousands):

	2004	2003

Professional liability loss reserves	$187,514	$165,798
Deferred compensation	6,615	12,626
Other	1,788	4,133

	$195,917	$182,557

      The Company’s professional liability loss reserves at December 31 consist of the following (in thousands):

	2004	2003

Estimated losses under self-insured programs	$138,617	$108,710
Estimated losses under commercial insurance programs	104,111	123,224

	242,728	231,934
Less — estimated amount payable within one year	55,214	66,136

	$187,514	$165,798

      The Company provides for its estimated professional liability losses through a combination of commercial insurance company coverage as well as reserves established to provide for future payments under self-insured retention components and to establish reserves for future claims incurred but not reported. During the period March 12, 1999 through March 11, 2003, the primary source of the Company’s coverage for such risks was a professional liability insurance policy provided through one insurance carrier. The policy with the Company’s primary insurance carrier for such coverage and period provided coverage for potential liabilities on a “claims-made” basis. The policy included the ability for the Company to be able to exercise a “tail” premium option. The tail premium option included an aggregate limit of $130.0 million during the period March 12, 1999 to March 11, 2003. As a result of conditions in the professional liability insurance market, the Company decided that it would provide, beginning March 12, 2003, for such risks previously covered by the Company’s primary insurance carrier through a captive insurance company. Since March 12, 2003, loss estimates on a “claims-made” basis are being provided for and funded within the captive insurance company. Additionally, the Company is providing for an actuarial estimate of losses for professional liability claims incurred but not reported since March 12, 2003.
      The option for the tail premium was exercised by the Company effective March 11, 2003, and its cost of approximately $30.6 million, was paid in April 2003. The Company had previously recorded the cost of such option over the four-year period ended March 11, 2003.
      The Company’s decision to forego commercial professional liability insurance in favor of a self-insured program was, in part, based on the results of an actuarial study. The actuarial study was prepared to provide the Company with an actuarial estimate of the current annual cost of its professional liability claim losses and related expenses and also to estimate the Company’s potential exposure to prior period losses under the $130.0 million aggregate policy limit. The foregoing actuarial study included numerous underlying estimates and assumptions, including assumptions as to future claim losses, the severity and frequency of such projected losses, loss development factors, and others. The results of the actuarial study included a projection that the Company would incur a loss resulting from claims for the covered periods exceeding the $130.0 million aggregate insurance company loss limit under the previous policy. Such loss estimate, discounted at 4% over the projected future payment periods, totaled $50.8 million and is reflected in the Company’s statement of operations for 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
      The Company’s provisions for losses subsequent to March 11, 2003, that are not covered by commercial insurance company coverage are subject to subsequent adjustment should future actuarial projected results for such periods indicate projected losses are greater or less than previously projected. In addition, the results of future actuarial studies may result in the loss estimate provision under the aggregate policy limit to be further adjusted upward or downward as actuarial results are realized over time.

13.	Redemption of 10% Cumulative Preferred Stock
      During 2004, the Board of Directors of the Company authorized the redemption of the Company’s 10% Cumulative Preferred Stock. On March 23, 2004, the Company redeemed its 10% Cumulative Preferred Stock in the amount of approximately $162.4 million, including accrued dividends.

14.	Shareholders’ Equity
      During 2004 and 2003, the Company recorded the cost of acquiring 271,020 and 70,828 shares, respectively, of its common stock and common units of Holdings from members of its management at a total cost of $4.5 million in 2004 and $0.9 million in 2003. The consideration for the shares acquired in 2004 consisted of cash of $2.7 million and a note payable in the amount of $1.8 million payable in two equal installments on January 1, 2005 and 2006.
      During 2004, the Company sold 22,600 shares of its $0.01 par value common stock to members of its management for net proceeds of $0.1 million. During 2002, the Company sold 67,513 shares of its $.01 par value common stock to members of its management and Board of Directors for net proceeds of $0.6 million.
      In 2004, the Board of Directors authorized the Company to cancel certain common shares that had been acquired from former members of management and were accounted for as treasury shares. Certain of the previously repurchased treasury shares represented common units in Holdings and the remainder were common shares of the Company. To facilitate the share cancellation, the Company and Holdings exchanged a like number of common shares and units each owned of the other. Following the exchange with Holdings, the Company cancelled 362,321 common shares which reduced the carrying value of treasury shares by $4.7 million. As of December 31, 2004, the Company held 51,833 treasury shares at a cost of $0.8 million.
      The Company’s Board of Directors declared a cash dividend to shareholders of record as of March 18, 2004, in the amount of approximately $27.6 million which was subsequently paid on March 23, 2004. The Board of Directors also authorized a compensatory payment to holders of stock options in lieu of a cash dividend in the amount of approximately $2.5 million of which $1.3 million was paid and expensed on March 23, 2004, with the balance of $1.1 million to be paid and expensed in future periods as such stock options vest.

15.	Stock Options
      The Company’s 1999 Stock Option Plan (the “Plan”) allows the granting of stock options to employees, consultants and directors of the Company. The Company has reserved 1,245,926 shares of common stock for issuance. The options vest at the end of an eight-year period, but allow for the possible acceleration of vesting if certain performance related criteria are met.
      Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, prospectively to all new awards granted to employees after January 1, 2003. Prior to January 1, 2003, the Company applied the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for options awarded. No stock-based employee compensation expense is reflected in net earnings for 2002 as all options granted prior to January 1, 2003 had an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, the expense related to stock-based employee compensation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
included in the determination of net earnings for 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since adoption of the plan. The following table illustrates the effect on net earnings (loss) if the fair value method had been applied to all outstanding and unvested awards in each period (in thousands):

	Year Ended December 31,

	2004	2003	2002

Net earnings (loss) attributable to common shareholders	$(52,814)	$(17,251)	$3,009
Add: stock-based employee compensation expense included in net earnings (loss) attributable to common shareholders, net of related tax effects	43	19	5
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(164)	(151)	(114)

Pro forma net earnings (loss) attributable to common shareholders	$(52,935)	$(17,383)	$2,900

      Stock option activity during 2002, 2003 and 2004 was as follows (options in thousands):

	Number of		Weighted Average
	Options	Price Range	Exercise Price

Outstanding at December 31, 2001	497	$1.50- 4.50	$2.39
Granted	359	4.50-12.00	10.34
Cancelled	(6)	1.50- 4.50	2.00

Outstanding at December 31, 2002	850	1.50-12.00	5.75
Granted	49	13.50	13.50
Exercised	(2)	1.50	1.50
Cancelled	(34)	1.50- 4.50	2.00

Outstanding at December 31, 2003	863	1.50-13.50	6.34
Granted	25	15.18	15.18
Exercised	(23)	1.50- 4.50	2.69
Cancelled	(38)	1.50-12.00	2.74

Outstanding at December 31, 2004	827	$1.50-15.18	$6.85

      The following table summarizes information about stock options outstanding at December 31, 2004 (options in thousands):

			Weighted Average
Options	Weighted Average	Options	Remaining
Outstanding	Exercise Price	Exercisable	Contractual Life

80	$1.50	221	5.0
95	4.50	111	6.5
78	12.00	89	7.4
49	13.50	6	8.4
25	15.18	—	9.5

827	$6.85	427	6.5

      As of December 31, 2004, 2003 and 2002, there were 426,687, 148,343 and 161,532 shares that were vested and exercisable, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
      Approximately 46,000 of the 826,725 options outstanding at December 31, 2004 were granted to affiliated independent contractor physicians in previous years. The Company recorded $6,396 of compensation expense in 2004, $18,061 in 2003 and $9,000 in 2002, based on grant date assumptions of a fair value of $0.68 per option, 6.0% risk-free interest rate and a ten year expected option life relating to these options.
      The following table represents the weighted average fair value of options granted during 2004, 2003 and 2002:

Weighted
Average
Fair Value

2004	$5.27
2003	$4.45
2002	$2.60
      The fair value of stock options was estimated at the date of grant using the minimal value option pricing model with the following assumptions: expected dividend yield of 0% in 2004, 2003 and 2002; risk-free interest rate of 4.27%, 4.0% and 2.0% in 2004, 2003 and 2002, respectively; and an expected life of ten years in 2004, 2003 and 2002.

16.	Net Revenues
      Net revenues in 2004, 2003 and 2002, respectively, consisted of the following (in thousands):

	2004	2003	2002

Fee for service revenue	$1,168,099	$1,040,996	$907,596
Contract revenue	373,918	408,147	292,740
Other revenue	30,157	29,870	30,367

	$1,572,174	$1,479,013	$1,230,703

17.	Income Taxes
      The provision for income tax expense (benefit) consists of the following (in thousands):

	Year Ended December 31,

	2004	2003	2002

Current:
Federal	$11,668	$15,468	$4,336
State	2,902	2,524	1,904

	14,570	17,992	6,240
Deferred:
Federal	(2,346)	(17,699)	7,646
State	(788)	(1,703)	(688)

	(3,134)	(19,402)	6,958

	$11,436	$(1,410)	$13,198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
      The reconciliation of income tax expense computed at the federal statutory tax rate to income tax expense (benefit) is as follows:

	Year Ended
	December 31,

	2004	2003	2002

Tax at statutory rate	(35.0)%	(35.0)%	35.0%
State income tax (net of federal tax benefit)	2.3	(1.0)	1.6
Change in valuation allowance	1.6	—	3.3
Costs not deductible for tax purposes	68.1	5.2	1.5
Resolution of tax issue	(5.1)	—	—
Other	(1.8)	(2.6)	3.1

	30.1%	(33.4)%	44.5%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities are as follows at December 31 (in thousands):

	Year Ended
	December 31,

	2004	2003

Current deferred tax assets:
Accounts receivable	$14,940	$12,890
Accrued compensation and other	3,636	2,478
Professional liability reserves	2,301	865

Total current deferred tax assets	20,877	16,233

Current deferred tax liabilities:
Affiliate deferred revenue	(41,284)	(37,117)

Total current deferred tax liabilities	(41,284)	(37,117)

Net current deferred tax liabilities	$(20,407)	$(20,884)

Long term deferred tax assets:
Accrued compensation and other	$796	$2,100
Amortization and depreciation	49,161	56,669
Professional liability reserves	45,620	41,378
Net operating losses	4,006	2,623

Total long term deferred tax assets	99,583	102,770

Long term deferred tax liabilities:
Other reserves	—	(3,630)
Valuation allowance	(2,875)	(2,259)

Net long-term deferred tax asset	$96,708	$96,881

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

	Year Ended
	December 31,

	2004	2003

Total deferred tax assets	$120,460	$119,003
Total deferred tax liabilities	(41,284)	(40,747)
Valuation allowance	(2,875)	(2,259)

Net deferred tax assets	$76,301	$75,997

      The Company as of December 31, 2004, had operating loss carryforwards in various states that begin to expire in 2010 through 2030.

18.	Retirement Plans
      The Company’s employees participated in various employee benefit plans sponsored by the Company. The plans are primarily defined contribution plans. The various entities acquired or merged into the Company have various retirement plans that have been terminated, frozen or amended with terms consistent with the Company’s plans. The Company’s contributions to the plans were approximately $3.0 million in 2004, $3.3 million in 2003 and $3.6 million 2002.
      The Company maintains a retirement savings plan for its employees. The plan is a defined benefit contribution plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The plan provides for a discretionary match by the Company up to a maximum of 50% of the first 6% of compensation contributed by employees. The Company’s provisions in 2004, 2003 and 2002 reflect the maximum discretionary provisions provided for under the amended plan.
      The Company also maintains non-qualified deferred compensation plans for certain of its employees. Total deferred compensation payable as of December 31, 2004 and 2003 was approximately $7.3 million and $12.9 million, respectively. During 2004, the assets held within a rabbi trust that was maintained for the benefit of certain members of the Company’s senior management were paid to its employee participants in connection with a refinancing of the Company’s capital structure. The rabbi trust had held preferred units in Team Health Holdings, LLC. The deferred compensation liability and related investment held by the rabbi trust were carried as a long-term liability and a long-term asset at December 31, 2003 in the amount of $8.6 million.

19.	Commitments and Contingencies

Leases
      The Company leases office space for terms of primarily one to ten years with options to renew for additional periods. Future minimum payments due on these noncancelable operating leases at December 31, 2004 are as follows (in thousands):

2005	$8,716
2006	7,783
2007	6,142
2008	4,373
2009	2,058
Thereafter	1,554

$30,626

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
      Operating lease costs were approximately $8.4 million, $8.0 million and $7.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Litigation
      We are party to various pending legal actions arising in the ordinary operation of our business such as contractual disputes, employment disputes and general business actions as well as professional liability actions. We believe that any payment of damages resulting from these types of lawsuits would be covered by insurance, exclusive of deductibles, would not be in excess of related reserves, and such liabilities, if incurred, should not have a significant negative effect on the results of operations and financial condition of our Company.

Indemnity
      In connection with the acquisition of a company that specializes in providing medical staff providers to military treatment facilities on May 1, 2002, subject to certain limitations, the previous shareholders of such company and its related entities have indemnified the Company up to a limit of $10.0 million relating to any claims asserted against the acquired company during the three years subsequent to the date of its acquisition related to tax matters whose origin was attributable to tax periods prior to May 1, 2002.

Healthcare Regulatory Matters
      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Compliance with such laws and regulations can be subject to future governmental review and interpretation as well as significant regulatory action. From time to time, governmental regulatory agencies will conduct inquiries and audits of the Company’s practices. It is the Company’s current practice and future intent to cooperate fully with such inquiries.
      In addition to laws and regulations governing the Medicare and Medicaid programs, there are a number of federal and state laws and regulations governing such matters as the corporate practice of medicine and fee splitting arrangements, anti-kickback statutes, physician self-referral laws, false or fraudulent claims filing and patient privacy requirements. The failure to comply with any of such laws or regulations could have an adverse impact on our operations and financial results. It is management’s belief that the Company is in substantial compliance in all material respects with such laws and regulations.

Contingent Acquisition Payments
      As of December 31, 2004, the Company may have to pay up to $8.8 million in future contingent payments as additional consideration for acquisitions made prior to December 31, 2004. These payments will be made and recorded as additional purchase price should the acquired operations achieve the financial targets contracted in the respective agreements related to their acquisition.

Office of Inspector General Information Request
      On March 30, 2004, the Company received a subpoena from the Department of HHS Office of Inspector General (“OIG”), located in Concord, California, requesting certain information for the period 1999 to present relating to its billing practices. To date, the Company has produced and delivered to the OIG certain requested information, and the OIG has stayed further requests. The Company has learned in conversations with representatives of the OIG and the United States Attorney for the Northern District of California, the basis for the issuance of the subpoena is a complaint filed in the United States District Court for the Northern District of California (“Court”) by an individual on behalf of the government. The identity of the qui tam relator and portions of the qui tam complaint remain sealed by the Court pending the government’s investigation. The portions of the complaint not under seal allege that the Company engaged in certain billing practices that resulted in the Company’s receipt of duplicate payments for the same medical service and that the Company misled certain providers about the entities that were performing their billing services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004
Additionally, the portions of the complaint not under seal allege that the Company terminated the employment of the individual who filed the complaint in retaliation for that individual’s bringing of these allegations to the attention of the Company. The Company denies these allegations and does not believe that any of its current or prior billing practices would form the basis for a violation of federal law.
      The Company is fully cooperating with the OIG in its request described herein and have been producing and delivering to the OIG the requested documents. However, due to lack of more specific information available to it at this time, it is unable to ascertain the full scope of the government’s inquiry or the qui tam relator’s complaint. Management cannot predict the outcome of this investigation or suit or their respective durations. If this investigation results in current or prior billing practices being identified as violative of applicable laws or regulations, results in penalties being imposed upon the Company, or results in an adverse determination in the qui tam relator’s complaint against it, the impact could have a material adverse effect on the Company’s business and financial condition.

20.	Related Party Transactions
      The Company leases office space from several partnerships that are partially or entirely owned by certain employees of the Company. The leases were assumed by the Company as part of merger or purchase transactions. Total related party lease costs were approximately $1.0 million in 2004, 2003 and 2002. In addition, the Company has a management services agreement with three of our equity sponsors to provide certain management services. Management services paid under this arrangement were $0.5 million in 2004, 2003, and 2002.

21.	Segment Reporting
      The Company has two reportable segments: Healthcare Services and Management Services. Healthcare Services provides professional healthcare staffing in various healthcare provider settings, such as hospitals, clinics and military treatment facilities. Management Services consists of medical group management services and external billing and collection services.
      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment amounts disclosed are prior to any elimination entries made in consolidation, except in the case of net revenues, where intercompany charges have been eliminated. Certain expenses are not allocated to the segments. These unallocated expenses are corporate expenses, net interest expense, depreciation and amortization, refinancing costs and income taxes. The Company evaluates segment performance based on profit and loss before the aforementioned expenses. Assets not identifiable to an individual segment are corporate assets, which are primarily comprised of cash and cash equivalents, short term investments, computer related fixed assets and intercompany receivables and loans (which are eliminated in consolidation).
      The following table presents financial information for each reportable segment. Depreciation, amortization, impairment of intangibles, management fee and other expenses separately identified in the consolidated statements of operations are included as a reduction to the respective segments’ operating earnings for each year below (in thousands):

	2004	2003	2002

Net Revenues:
Healthcare Services	$988,688	$984,023	$817,346
Management Services	20,003	15,723	16,752

	$1,008,691	$999,746	$834,098

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004

	2004	2003	2002

Operating Earnings:
Healthcare Services	$36,013	$46,909	$86,814
Management Services	3,494	4,542	3,059
General Corporate	(33,603)	(32,329)	(32,948)

	$5,904	$19,122	$56,925

Capital Expenditures:
Healthcare Services	$1,810	$5,457	$3,011
Management Services	1,012	715	1,927
General Corporate	3,891	2,800	4,858

	$6,713	$8,972	$9,796

Total Assets:
Healthcare Services	$376,436	$463,927	$545,689
Management Services	19,576	21,645	2,998
General Corporate	214,379	245,477	125,553

	$610,391	$731,049	$674,240

22.	Fair Values of Financial Instruments
      The following methods and assumptions were used by the Company in estimating the fair value of the Company’s financial instruments:

Cash and cash equivalents:	The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

Accounts receivable:	The carrying amount reported in the balance sheets for accounts receivable approximates its fair value.

Investments:	The fair market value of investments were determined based upon quoted market rates, where available, or discounted cash flows if no market value was available.

Long-term debt:	Fair values for debt were determined based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities for debt issues that are not traded on quoted market prices. The fair value of the Company’s total debt, which has a carrying value of $428.1 million, is approximately $424.1 million.

Interest rate swap:	The fair value of the Company’s interest rate swap agreement was zero at December 31, 2004 based on quoted market prices for similar interest rate contracts.

TEAM HEALTH, INC.
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2005	2004

	(Unaudited)
	(In thousands, except
	per share data)
ASSETS
Current assets:
Cash and cash equivalents	$15,187	$17,931
Short term investments	—	64,651
Accounts receivable, less allowance for uncollectibles of $138,098 and $126,351 in 2005 and 2004, respectively	167,837	160,852
Prepaid expenses and other current assets	16,460	4,860
Receivables under insured programs	57,286	51,307

Total current assets	256,770	299,601
Investments of insurance subsidiary	28,591	24,449
Receivables under insurance programs	41,260	52,804
Deferred income taxes	94,495	96,708
Property and equipment, net	16,001	17,625
Other intangibles, net	9,398	11,624
Goodwill	100,992	95,197
Other	12,889	12,383

	$560,396	$610,391

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$9,897	$12,004
Accrued compensation and physician payable	74,662	75,160
Other accrued liabilities	76,818	72,988
Income taxes payable	2,502	4,670
Current maturities of long-term debt	2,307	15,000
Deferred income taxes	19,535	20,407

Total current liabilities	185,721	200,229
Long-term debt, less current maturities	345,668	413,125
Other non-current liabilities	196,544	195,917
Common stock, $0.01 par value 12,000 shares authorized, 9,816 shares issued at June 30, 2005 and 9,729 shares issued at December 31, 2004	98	97
Additional paid in capital	1,510	919
Retained earnings (deficit)	(168,825)	(198,891)
Less treasury shares at cost	(445)	(787)
Accumulated other comprehensive earnings (loss)	125	(218)

	$560,396	$610,391

See accompanying notes to financial statements

TEAM HEALTH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,

	2005	2004

	(Unaudited)
	(In thousands)
Net revenues	$799,672	$786,032
Provision for uncollectibles	291,364	268,628

Net revenues less provision for uncollectibles	508,308	517,404
Cost of services rendered
Professional service expenses	366,643	385,948
Professional liability costs	18,392	29,891

Gross profit	123,273	101,565
General and administrative expenses	50,765	48,819
Management fee and other expenses	2,162	613
Depreciation and amortization	6,166	6,944
Interest expense, net	13,913	14,326
Refinancing costs	—	14,731
Estimated impairment loss	1,560	65,819

Earnings (loss) before income taxes	48,707	(49,687)
Provision for income taxes	18,641	6,266

Net earnings (loss)	30,066	(55,953)
Dividends on preferred stock	—	3,602

Net earnings (loss) attributable to common shareholders	$30,066	$(59,555)

See accompanying notes to financial statements.

TEAM HEALTH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2005	2004

	(Unaudited)
	(In thousands)
Operating Activities
Net earnings (loss)	$30,066	$(55,953)
Adjustments to reconcile net earnings (loss):
Depreciation and amortization	6,166	6,944
Amortization of deferred financing costs	352	549
Write-off of deferred financing costs	734	6,225
Estimated impairment loss	1,560	65,819
Provision for uncollectibles	291,364	268,628
Deferred income taxes	1,125	(6,385)
Loss on sale of investment	201	—
Loss on sale of equipment	308	362
Equity in joint venture income	(953)	(565)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(298,345)	(252,566)
Prepaids and other assets	(11,446)	(15,382)
Income tax receivables	(2,168)	(1,752)
Receivables under insured programs	5,565	19,855
Accounts payable	(1,693)	(2,422)
Accrued compensation and physician payable	84	(12,681)
Other accrued liabilities	(2,120)	(1,640)
Professional liability reserves	7,197	7,204

Net cash provided by operating activities	27,997	26,240
Investing Activities
Purchases of property and equipment	(4,635)	(2,557)
Sale of property and equipment	177	5
Cash paid for acquisitions, net	(5,795)	(2,259)
Net change of short-term investments	64,676	—
Net purchases of investments by insurance subsidiary	(4,199)	(6,562)
Other investing activities	(324)	9,121

Net cash provided by (used in) investing activities	49,900	(2,252)
Financing Activities
Payments on notes payable	(80,150)	(300,040)
Proceeds from notes payable	—	430,000
Payment of deferred financing costs	(271)	(7,446)
Proceeds from sales of common stock	279	47
Purchase of treasury stock	(984)	(2,609)
Proceeds from sale of treasury stock	485	100
Dividends paid on common stock	—	(27,585)
Redemptions of preferred stock	—	(162,448)

Net cash used in financing activities	(80,641)	(69,981)

Net decrease in cash	(2,744)	(45,993)
Cash and cash equivalents, beginning of period	17,931	100,964

Cash and cash equivalents, end of period	$15,187	$54,971

Interest paid	$15,380	$15,325

Taxes paid	$19,904	$14,755

See accompanying notes to financial statements

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1.	Basis of Presentation
      The accompanying unaudited consolidated financial statements include the accounts of Team Health, Inc. (the “Company”) and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. Certain prior year amounts have been reclassified to conform to the current year presentation.
      In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year. The consolidated balance sheet of the Company at December 31, 2004 has been derived from the audited financial statements at that date, but does not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. These financial statements and footnote disclosures should be read in conjunction with the December 31, 2004 audited consolidated financial statements and the notes thereto included in the Company’s Form 10-K.
      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

Note 2.	Implementation of New Accounting Standards
      In June 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. This standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 requires that the change in accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. In the event of a change in accounting principle, SFAS No. 154 will require a restatement of previously issued financial statements to reflect the effect of the change in accounting principle on prior periods presented. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.
      On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      The provisions of SFAS No. 123(R) are effective for the Company beginning January 1, 2006. Early adoption is permitted in periods in which financial statements have not been issued. The Company expects to adopt SFAS No. 123(R) beginning January 1, 2006.
      The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Currently, the Company uses the minimum value method to estimate the value of stock options granted to employees. In accordance with the transition provisions of SFAS No. 123(R) the Company will continue to account for nonvested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption for financial statement recognition purposes. For those options that are granted after the adoption of SFAS No. 123(R), the Company will no longer be permitted to use the minimum-value method and instead will be required to use an acceptable option-pricing model. The Company has not yet determined which specific option-pricing model it will use.
      SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amounts recognized in operating cash flows for such excess tax deductions were $463,000 and $59,000 for the six months ended June 30, 2005 and 2004, respectively.

Note 3.	Net Revenues
      Net revenues for the six months ended June 30, 2005 and 2004, respectively, consisted of the following (in thousands):

	Six Months Ended
	June 30,

	2005	2004

Fee for service revenue	$615,203	$565,161
Contract revenue	168,497	205,835
Other revenue	15,972	15,036

	$799,672	$786,032

Note 4.	Asset Impairment Losses
      In July 2005, the Board of Directors approved management’s recommendation to divest the Company’s two diagnostic imaging centers. The Board of Directors also approved management’s recommendation to cease providing radiology staffing services at five underperforming hospital contracts effective at various dates through December 31, 2005. The Company is currently evaluating alternatives for disposing of the imaging centers, including either sale or outright cessation of operations. Both of the imaging center locations are leased with lease expiration dates of January 31, 2006, and March 31, 2008, respectively. The Company has estimated an impairment loss with respect to equipment and other property costs related to these locations in the amount of $1.6 million and has recorded such loss in the three months ended June 30, 2005. The Company is currently evaluating the potential for additional costs relating to the imaging centers for remaining estimated future lease payments, net of estimated sub-lease income. Any such related lease costs will be recorded in the period that operations cease (currently anticipated to be in the three months ended

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
September 30, 2005). As of June 30, 2005, aggregate future lease payments related to the imaging center locations, not reduced for potential sub-lease proceeds, are approximately $1.0 million.
      The annual net revenues less provision for uncollectibles for the two imaging centers and five hospital contracts noted above are approximately $8.8 million in the six months ended June 30, 2005.
      As a result of the decisions reached with respect to a portion of the Company’s business related to radiology services, the Company anticipates incurring severance and other termination related costs to employees affected by such decisions. The amount of such severance costs will be recorded in periods subsequent to June 30, 2005. The Company has not yet definitively determined the amount of such severance costs, however, on a preliminary basis, such costs are estimated to be approximately $1.0 million.
      During the six months ended June 30, 2004, the Company derived approximately $123.9 million of revenue for services rendered to military personnel and their dependents as either a subcontractor under the TRICARE program administered by the Department of Defense or by direct contracting with military treatment facilities. The Company had historically provided its services principally through subcontract arrangements with managed care organizations that contracted directly with the TRICARE program. During the three months ended June 30, 2004, the Department of Defense announced that it would seek proposals to obtain its outsourced healthcare staffing positions in a manner different than previously used to acquire such positions. On June 1, 2004, the Department of Defense and its various military branches began awarding contracts for the civilian positions that it required going forward. The process of awarding healthcare staffing contracts by the government varied by branch of the military and by military base location within the various branches of the military. The award process included soliciting requests for proposals from organizations that provide civilian healthcare staffing, including the use of restrictive government or military approved vendor lists, some of which did not include the Company. In other instances, the military re-bid its business on a basis that was inclusive of existing providers, such as the Company, without the use of restricted vendor lists. Furthermore, the awarding of certain contacts was restricted to small businesses or minority qualified businesses. The Company is not eligible to bid for such contracts. The above noted facts and circumstances were concluded by management to be a “triggering event” under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”.
      Management concluded that the Company’s previous revenues and operating margins were materially adversely affected as a result of the re-bidding process. The Company prior to the recognition of any impairment loss had $127.9 million of goodwill related to its military staffing business. The Company recorded an estimated impairment loss in the three months ended June 30, 2004, of $65.8 million relating to its military business goodwill (subsequently increased by an additional $7.4 million in the three months ended September 30, 2004).

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Note 5.	Other Intangible Assets
      The following is a summary of intangible assets and related amortization as of June 30, 2005 and December 31, 2004 (in thousands):

	Gross Carrying	Accumulated
	Amount	Amortization

As of June 30, 2005:
Contracts	$31,173	$21,980
Other	448	243

Total	$31,621	$22,223

As of December 31, 2004:
Contracts	$31,956	$20,560
Other	448	220

Total	$32,404	$20,780

Aggregate amortization expense:
For the six months ended June 30, 2005	$2,226

Estimated amortization expense:
For the year ended December 31, 2005	$4,147
For the year ended December 31, 2006	2,582
For the year ended December 31, 2007	2,151
For the year ended December 31, 2008	1,798
For the year ended December 31, 2009	688

Note 6.	Long-Term Debt
      Long-term debt as of June 30, 2005, consisted of the following (in thousands):

Term Loan C	$202,307
9% Senior Subordinated Notes	145,668

347,975
Less current portion	2,307

$345,668

      Effective April 6, 2005, the Company and its lenders agreed to an amendment of the terms of its senior credit facility. As a result of such amendment, the following occurred or was agreed to:

•	the Company made a voluntary prepayment of its term debt in the amount of $30.0 million

•	the Company’s existing term loan B was converted to a new term loan C in the amount of $203.1 million

•	the Company’s senior credit facility lenders agreed to a reduction in the pricing for term loan borrowings to LIBOR plus 275 basis points, a reduction of 50 basis points

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

•	a further reduction or increase of up to 50 basis points in the pricing for term loan borrowings from LIBOR plus 275 basis points in the event that the credit ratings for the Company’s borrowings are increased or decreased, respectively, and

•	the ability of the Company to repurchase at its option up to $35.0 million of its outstanding 9% Subordinated Bonds so long as the Company was in compliance with the terms and covenants of its senior credit facility agreement.
      The Company’s senior credit facilities at June 30, 2005 consisted of the following:

•	$80.0 million Senior Secured Revolving Credit Facility

•	$202.3 million Senior Secured Term Loan C
      The interest rates for any senior revolving credit facility borrowings are determined by reference to a grid that is based on the consolidated ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement. The interest rate on the Term Loan C amount outstanding is equal to the euro dollar rate plus 2.75% or the agent bank’s base rate plus 2.25%. The interest rate at June 30, 2005, was 6.24% for the Term Loan C. The Company also pays a commitment fee for the revolving credit facility which was equal to 0.5% of the commitment at June 30, 2005. No funds have been borrowed under the revolving credit facility as of June 30, 2005, but the Company had $5.1 million of standby letters of credit outstanding against the revolving credit facility commitment.
      The Company has an obligation under the terms of the senior credit facility agreement to obtain and maintain interest rate hedge agreements at amounts such that 50% of the Company’s funded debt, as defined, was at fixed rates of interest. Such hedge agreements are required to be maintained for at least the first three years of the senior credit facility agreement. On April 29, 2004, the Company entered into an interest rate swap agreement that effectively converts $35.0 million of its variable rate term loans to a fixed rate of 3.2% through March 31, 2007.
      The Company originally issued on March 23, 2004, 9% Senior Subordinated Notes in the amount of $180.0 million, due April 1, 2012. Subsequent to the amendment of its senior credit facility on April 6, 2005, the Company acquired and retired $34.3 million of par value 9% bonds at a purchase price of $35.0 million, including purchase price premium of $0.7 million. As a result of such early redemption of the 9% bonds, the Company recorded $1.4 million of bond premium and accelerated deferred bond financing costs as other expenses in the accompanying statement of operations for the three months ended June 30, 2005.
      The senior credit facility agreement and the 9% bond indenture contain both affirmative and negative covenants, including limitations on the Company’s ability to incur additional indebtedness, sell material assets, retire, redeem or otherwise reacquire its capital stock, acquire the capital stock or assets of another business, pay dividends, and require the Company to meet or exceed certain coverage and leverage ratios. In addition, the senior credit agreement includes a provision for the prepayment of a portion of the outstanding term loan amounts at any year-end if the Company generates “excess cash flow” as defined in the agreement. During the six months ended June 30, 2005, the Company paid $15.8 million of its then outstanding Term B loan under the excess cash flow provision.
      Effective March 23, 2004, the Company completed a tender offer for its then outstanding 12% Senior Subordinated Notes in the amount of $100.0 million, plus a call premium of $8.2 million and entered into its current senior credit facilities with a group of banks. As a result of entering into the new senior credit facilities and the redemption of its 12% Subordinated Notes, the Company recognized in the six months ended June 30, 2004, refinancing costs of approximately $14.7 million ($9.0 million, net of related income tax benefit of $5.7 million) principally relating to the write-off of capitalized financing costs on its previously outstanding long-term debt and the incurrence of the call premium to redeem the 12% Senior Subordinated

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Notes. In addition, as a result of repayment of underlying borrowings in 2004, the Company recorded as additional interest expense approximately $1.7 million in the six months ended June 30, 2004, related to an interest rate swap agreement to reflect its value on a mark-to-market basis. The interest rate swap agreement was subsequently terminated.
      Aggregate maturities of long-term debt as of June 30, 2005 are as follows (in thousands):

2005	$2,307
2006	2,500
2007	2,500
2008	2,500
Thereafter	338,168

$347,975

Note 7.	Professional Liability Insurance
      The Company’s professional liability loss reserves consist of the following (in thousands):

	June 30,	December 31,
	2005	2004

Estimated losses under self-insured programs	$151,379	$138,617
Estimated losses under commercial insurance programs	98,546	104,111

	249,925	242,728
Less — estimated payable within one year
Self-insured programs	3,926	3,907
Commercial insurance programs	57,286	51,307

	61,212	55,214

	$188,713	$187,514

      The Company provides for its estimated professional liability losses through a combination of self-insurance and commercial insurance programs. During the period March 12, 1999 through March 11, 2003, the primary source of the Company’s coverage for such risks was a professional liability insurance policy provided through one insurance carrier. The commercial insurance carrier policy included an insured loss limit of $130.0 million with losses in excess of such limit remaining as a self-insured obligation of the Company. Beginning March 12, 2003, such risks are principally being provided for through self-insurance with a portion of such risks (“claims-made” basis) transferred to and funded into a captive insurance company. The accounts of the captive insurance company are fully consolidated with those of the other operations of the Company in the accompanying financial statements.
      The self-insurance components of our risk management program include reserves for future claims incurred but not reported. The Company’s provisions for losses under its self-insurance components are estimated using the results of periodic actuarial studies performed by an independent actuarial firm. Such actuarial studies include numerous underlying estimates and assumptions, including assumptions as to future claim losses, the severity and frequency of such projected losses, loss development factors and others. The Company’s provisions for losses under its self-insured components are subject to subsequent adjustment should future actuarial projected results for such periods indicate projected losses are greater or less than previously projected.

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      The Company’s most recent actuarial valuation was completed in April 2005. As a result of such actuarial valuation, the Company realized a reduction in its provision for professional liability losses of $7.6 million in the six months ended June 30, 2005, related to its reserves for losses in prior years. The Company had previously realized a $1.6 million reduction in its professional liability loss liability in the six months ended June 30, 2004, resulting from an actuarial study completed in April 2004.

Note 8.	Redemption of 10% Cumulative Preferred Stock
      During 2004, the Board of Directors of the Company authorized the redemption of the Company’s 10% Cumulative Preferred Stock. On March 23, 2004, the Company redeemed its 10% Cumulative Preferred Stock in the amount of approximately $162.4 million, including accrued dividends.

Note 9.	Common Stock Dividend and Related Compensatory Bonus Payment
      The Company’s Board of Directors declared a cash dividend to shareholders of record as of March 18, 2004, in the amount of approximately $27.6 million which was subsequently paid on March 23, 2004. The Board of Directors also authorized a compensatory payment to holders of stock options in lieu of a cash dividend in the amount of approximately $2.4 million of which $1.3 million was paid and expensed on March 23, 2004. The balance of such compensatory payment is being expensed and paid as such stock options subsequently vest.

Note 10.	Stock Options
      Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, prospectively to all new awards granted to employees after January 1, 2003. Prior to January 1, 2003 the Company applied the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for options awarded. Therefore, the expense related to stock-based employee compensation included in the determination of net earnings (loss) for the six months ended June 30, 2005 and 2004 is less than that which would have been recognized if the fair value method had been applied to all awards. The following table illustrates the effect on net earnings (loss) if the fair value method had been applied to all outstanding and unvested awards in each period (in thousands):

	Six Months Ended
	June 30,

	2005	2004

Net earnings (loss) attributable to common shareholders, as reported	$30,066	$(59,555)
Add: Stock-based employee compensation expense included in reported net loss attributable to common shareholders, net of related tax effects	160	16
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(214)	(80)

Pro forma net earnings (loss) attributable to common shareholders	$30,012	$(59,619)

Note 11.	Contingencies

Litigation
      We are currently a party to various legal proceedings, including as noted below. While we currently believe that the ultimate outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on our net earnings in the period in which the ruling occurs. The estimate of the potential impact from such legal proceedings on our financial position or overall results of operations could change in the future.
      On July 19, 2005, a jury verdict in connection with a professional liability lawsuit was rendered against certain defendants that included our parent corporation and one of its affiliates. The jury verdict was in the amount of $15.0 million of which $2.0 million is covered under an insurance policy in effect at the date of the incident. The jury award is subject to the issuance of a final judgment by the court. We do not believe the facts, circumstances or the law presented in this case support the jury’s award. We will file motions for a new trial and remitteur with the trial court. If these motions are not granted, we intend to pursue a request for relief through the appellate process.
      When the trial court renders its final judgment with respect to the jury award and if such judgment results in an amount payable to the plaintiff by us in excess of our insurance coverage limits, such excess will be recorded in our statement of operations in the period when such final judgment is rendered. In such event, there will be a requirement that we post an appeal bond with the court while an appeal of the court’s decision runs its course. At this time, a loss amount relating to this matter, if any, is not estimatable.

Office of Inspector General Information Request
      On March 30, 2004, the Company received a subpoena from the Department of HHS Office of Inspector General (“OIG”), located in Concord, California, requesting certain information for the period 1999 to present relating to its billing practices. To date, the Company has produced and delivered to the OIG certain requested information. The Company has learned that the basis for the issuance of the subpoena is a complaint filed in the United States District Court for the Northern District of California (“Court”) by an individual on behalf of the government. The identity of the qui tam relator and portions of the qui tam complaint remain sealed by the Court pending the government’s investigation. The portions of the complaint not under seal allege that the Company engaged in certain billing practices that resulted in the Company’s receipt of duplicate payments for the same medical service and that the Company misled certain providers about the entities that were performing their billing services. Additionally, the portions of the complaint not under seal allege that the Company terminated the employment of the individual who filed the complaint in retaliation for that individual’s bringing of these allegations to the attention of the Company. The Company denies these allegations and does not believe that any of its current or prior billing practices would form the basis for a violation of federal law.
      The Company is fully cooperating with the OIG in its request described herein and have been producing and delivering to the OIG the requested documents. However, due to lack of more specific information available to it at this time, it is unable to ascertain the full scope of the government’s inquiry or the qui tam relator’s complaint. Since cooperating with the OIG with respect to the original relator complaint, the Company has complied with numerous OIG’s requests for additional information relative to the Company’s billing polices and practices for all payers and has made members of its management available to them for purposes of their further understanding of such billing polices and practices. Management cannot predict the outcome of this investigation or suit or their respective durations. If this investigation results in current or prior billing practices being identified as violative of applicable laws or regulations, results in penalties being imposed upon the Company, or results in an adverse determination in the qui tam relator’s complaint against it, the impact could have a material adverse effect on the Company’s business and financial condition.

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Healthcare Regulatory Matters
      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Compliance with such laws and regulations can be subject to future governmental review and interpretation as well as significant regulatory action. From time to time, governmental regulatory agencies will conduct inquiries and audits of the Company’s practices. It is the Company’s current practice and future intent to cooperate fully with such inquiries.
      In addition to laws and regulations governing the Medicare and Medicaid programs, there are a number of federal and state laws and regulations governing such matters as the corporate practice of medicine and fee splitting arrangements, anti-kickback statutes, physician self-referral laws, false or fraudulent claims filing and patient privacy requirements. The failure to comply with any of such laws or regulations could have an adverse impact on our operations and financial results. It is management’s belief that the Company is in substantial compliance in all material respects with such laws and regulations.

Acquisition Payments
      As of June 30, 2005, the Company may have to pay up to $3.0 million in future contingent payments as additional consideration for acquisitions made prior to June 30, 2005. These payments will be made and recorded as additional purchase price should the acquired operations achieve the financial targets agreed to in the respective acquisition agreements. During the six months ended June 30, 2005, the Company made required payments of $5.8 million under contingent payment provisions of agreements related to previous acquisitions.
Note 12. Comprehensive Earnings
      The components of comprehensive earnings (loss), net of related taxes, are as follows (in thousands):

	Six Months Ended
	June 30,

	2005	2004

Net earnings (loss) attributable to common shareholders	$30,066	$(59,555)
Net change in fair market value of investments	100	—
Net change in fair value of interest rate swaps	243	1,034

Comprehensive earnings (loss)	$30,409	$(58,521)

Note 13.	Segment Reporting
      The Company provides its services through five operating segments which are aggregated into two reportable segments, Healthcare Services and Management Services. The Healthcare Services segment, which is an aggregation of healthcare staffing, clinics, and occupational health, provides comprehensive healthcare service programs to users and providers of healthcare services on a fee-for-service as well as a cost plus basis. The Management Services segment, which consists of medical group management services and external billing and collection services, provides a range of management and billing services on a fee basis. These services include strategic management, management information systems, third-party payer contracting, financial and accounting support, benefits administration and risk management, scheduling support, operations management and quality improvement services.
      Segment amounts disclosed are prior to any elimination entries made in consolidation, except in the case of net revenues, where intercompany charges have been eliminated. Certain expenses are not allocated to the segments. These unallocated expenses are corporate expenses, net interest expense, depreciation and

TEAM HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
amortization, refinancing costs and income taxes. The Company evaluates segment performance based on profit and loss before the aforementioned expenses.
      The following table presents financial information for each reportable segment. Depreciation, amortization, impairment of intangibles, management fee and other expenses separately identified in the consolidated statements of operations are included as a reduction to the operating earnings of each segment in each period below (in thousands):

	Six Months Ended
	June 30,

	2005	2004

Net Revenues less provision for uncollectibles:
Healthcare Services	$497,234	$508,846
Management Services	11,074	8,558

	$508,308	$517,404

Operating earnings:
Healthcare Services	$78,267	$(5,797)
Management Services	1,875	1,149
General Corporate	(17,522)	(15,982)

	$62,620	$(20,630)

                                 Shares

PROSPECTUS
                                     , 2005

Lehman Brothers	Merrill Lynch & Co.

JPMorgan
         Until                       , 2005 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the estimated fees and expenses to be incurred in connection with the registration and distribution of the securities being registered hereunder. All such fees and expenses shall be borne by Team Health, Inc. (the “Company”).

Securities and Exchange Commission registration fee	$20,304
NASD filing fee	17,750
NYSE listing fee	*
Printing and engraving expenses	*
Blue Sky fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Legal fees and expenses	*
Miscellaneous fees and expenses	*

Total	$38,054

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers
      Under Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act, as amended (the “TCBA”), the Company is entitled to indemnify its directors and officers against reasonable expenses.
      Article IX of the Company’s Charter provides that the Company may indemnify and advance expenses to persons who are or were the directors or officers of the Company in accordance with the TCBA.
      Article X of the Company’s Charter provides that no person who is or was a director of the Company, nor his heirs, executors or administrators, shall be personally liable to the Company or its shareholders, and no such person may be sued by the Company or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the provision shall not eliminate or limit the liability of any such party (i) for any breach of a director’s duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for unlawful distributions under Section 48-18-304 of the TCBA. Any repeal or modification of the provisions of Article X, directly or by the adoption of an inconsistent provision of the charter, shall not adversely affect any right or protection set forth therein in favor of a particular individual at the time of such repeal or modification.
      Article VIII of the Company’s Bylaws provides that any person who at any time serves or has served as a director, officer or corporate officer of the Company, or who serves or has served, at the request of the Company, as a director, officer, corporate officer, partner, trustee, employee or agent of an affiliated corporation, partnership, joint venture, trust, or other enterprise, or as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Company to the fullest extent permitted by law against (a) reasonable expenses, including attorneys’ fees, incurred by him in connection with any threatened, pending or completed civil, criminal, administrative, investigative, or arbitrative action, suit or proceeding (and any appeal therein), whether or not brought by or on behalf of the Company, seeking to hold him liable by reason of the fact that he is or was acting in such capacity, and (b) reasonable payments made by him in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to any employee benefit plan), penalty, or settlement for which he may have become liable in any such action, suit or proceeding.

Item 15.	Recent Sales of Unregistered Securities
      In the past three years, we have issued unregistered securities to a limited number of persons, as described below. We believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”) by virtue of Section 4(2) thereof or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.
      In March 2004 we sold unregistered debt securities (9% Senior Subordinated Notes due April 1, 2012 in the amount of $180.0 million) to J.P. Morgan Securities Inc., Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as the “initial purchasers” pursuant to Section 4(2) of the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The initial purchasers subsequently resold the old notes to (1) qualified institutional buyers pursuant to Rule 144A under the Securities Act and (2) outside the United States in accordance with Regulation S under the Securities Act. Simultaneously with the initial sale of the outstanding securities, we entered into a registration rights agreement for an exchange offer. In the registration rights agreement, we agreed, among other things, to use our reasonable best efforts to (i) cause to be filed an exchange offer registration statement with the Commission and (ii) to have such registration statement remain effective until 180 days after the closing of the exchange offer. We also agreed to use commercially reasonable efforts to cause the exchange offer to be consummated 60 days after the registration statement was declared effective. We issued exchange notes that were registered with the Securities and Exchange Commission on Form S-4 shortly after the expiration of the exchange offer in November 2004. We used the net proceeds from the sale of the original notes together with funds from borrowings under our credit facility to repay existing debt, redeem preferred stock, pay dividends and pay premiums, fees and expenses.
      We also have issued stock option grants under our 1999 Stock Option Plan, a written compensatory benefit plan under which we have issued options to employees and directors. The aggregate sales price of the securities issued under the plan in reliance on Rule 701 did not exceed 15% of our total assets in any given year.
      Option Grants in the Past Three Years. All of our grants of options in the past three years were for options to purchase shares of our common stock and were made under our 1999 Stock Option Plan.

		Number of securities
	Number of securities	underlying options remaining
Date of option grant	underlying options	outstanding at August 15, 2005(1)

March 19, 2003	36,000	36,000
December 1, 2003	13,000	13,000
June 1, 2004	19,625	19,625
November 1, 2004	5,000	5,000
March 11, 2005	668,500	668,500

Total	742,125	742,125

(1)	Refers to options that have not been canceled or exercised and remain outstanding.

Item 16.	Exhibits and Financial Statement Schedules
      a.     Exhibits.

Number	Description

1.1	Form of Underwriting Agreement.*
3.1	Form of Restated Charter of Team Health, Inc.*
3.2	Form of Restated By-laws of Team Health, Inc.*
4.1	Specimen common stock certificate.*

Number	Description

4.2	Indenture dated as of March 12, 1999 by and among Team Health, Inc., the Guarantors listed on the signature pages thereto and the United States Trust Company of New York.*
4.3	Supplemental Indenture dated March 28, 2001.*
4.4	Supplemental Indenture dated September 3, 2001.*
4.5	Supplemental Indenture dated May 31, 2002.*
4.6	Fourth Supplemental Indenture dated November 11, 2002.*
4.7	Fifth Supplemental Indenture dated September 9, 2003.*
4.8	Sixth Supplemental Indenture dated as of March 12, 2004.*
4.9	Indenture dated as of March 23, 2004 by and among Team Health, Inc., the Guarantors listed on the signature pages thereto, and the Bank of New York.*
4.10	Form of Exchange Note (included in Exhibit 4.9).*
4.11	Registration Rights Agreement dated as of March 12, 2004 by and among Team Health, Inc., the guarantors listed on the Schedule thereto, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
5.1	Opinion and consent of Kirkland & Ellis LLP.*
10.1	Registration Rights Agreement dated as of March 12, 1999 by and among Team Health, Inc., the guarantors listed on the signature pages thereto and Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities LLC and Fleet Securities, Inc.*
10.2	Purchase Agreement dated as of March 5, 1999 by and among Team Health, Inc. and the guarantors listed on the signature pages thereto and Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities LLC and Fleet Securities, Inc.*
10.3	Equity Deferred Compensation Plan of Team Health, Inc. effective January 25, 1999.*
10.4	Management Services Agreement dated as of March 12, 1999 by and among Team Health, Inc., Madison Dearborn Partners II, L.P., Beecken, Petty & Company, L.L.C. and Cornerstone Equity Investors LLC.*
10.5	Registration Agreement dated as of March 12, 1999 by and among Team Health, Inc., Team Health Holdings, L.L.C., Pacific Physician Services, Inc. and certain other shareholders of Team Health, Inc. who are from the to time party thereto.*
10.6	Registration Agreement dated as of March 12, 1999 by and among Team Health Holdings, L.L.C., each of the persons listed on Schedule A thereto and certain other securityholders of Team Health, Inc. who are from time to time party thereto.*
10.7	Trust Agreement dated as of January 25, 1999 by and among Team Health, Inc. and The Trust Company of Knoxville.*
10.8	Credit Agreement dated as of March 12, 1999 by and among Team Health, Inc., the banks, financial institutions and other institutional lenders named herein, Fleet National Bank, NationsBank, N.A., NationsBanc Montgomery Securities LLC and Donaldson, Lufkin & Jenrette Securities Corporation.*
10.9	Sheer Ahearn & Associates Plan Provision Nonqualified Excess Deferral Plan effective September 1, 1998.*
10.10	Amendment and Restatement of Emergency Professional Services, Inc. Deferred Compensation Plan effective January 31, 1996.*
10.11	Lease Agreement dated August 27, 1992 between Med: Assure Systems and Winston Road Properties for our corporate headquarters located at 1900 Winston Road, Knoxville, TN.*
10.12	Lease Agreement dated August 27, 1999 between Americare Medical Services, Inc. and Winston Road Properties for space located at 1900 Winston Road, Knoxville, TN.*
10.13	1999 Stock Option Plan of Team Health, Inc.*
10.14	Form of Employment Agreement for Dr. Massingale and Messrs. Hatcher, Sherlin, Joyner and Jones.*
10.15	Amendment No. 1 to Credit Agreement dated as of March 12, 1999.*
10.16	Amendment No. 1 to Security Agreement dated as June 30, 2001.*
10.17	Amendment No. 2 to Credit Agreement dated as of March 12, 1999.*

Number	Description

10.18	Credit Agreement dated May 1, 2002 among Team Health, Inc., The Banks, Financial Institutions and Other Institutional Lenders Named Therein, Fleet National Bank, Bank of America, N.A., and Banc of America Securities, LLC.*
10.19	Amendment No. 1 to Credit Agreement dated May 1, 2002.*
10.20	Amendment No. 2 to Credit Agreement dated May 1, 2002.*
10.21	Credit Agreement, dated as of March 23, 2004, by and among Team Health, Inc., Team Health Holdings, L.L.C., the Subsidiary Guarantors (as defined therein), the Lenders (as defined therein), and Bank of America, N.A.*
10.22	Security and Pledge Agreement, dated as of March 23, 2004, by and among Team Health, Inc., the Subsidiary Guarantors (as defined therein) and Bank of America, N.A.*
10.23	Holdings Pledge Agreement, dated as of March 23, 2004, by and among Team Health Holdings, L.L.C. and Bank of America, N.A.*
10.24	Borrower Pledge Agreement (Cayman Islands Subsidiary), dated as of March 23, 2004, by and among Team Health, Inc. and Bank of America, N.A.*
10.25	Team Health, Inc. Non-Qualified Supplemental Executive Retirement Plan dated as of January 1, 2004.*
10.26	Stockholders Agreement dated as of March 12, 1999 by and among Team Health, Inc., Team Health Holdings, L.L.C., Pacific Physicians Services, Inc., and certain other shareholders of the Team Health, Inc. who are from time to time party hereto.*
10.27	Securityholders Agreement dated as of March 12, 1999 by and among Team Health Holdings, L.L.C., each of the persons listed on Schedule A thereto and certain other securityholders of Team Health Holdings, L.L.C. who are from time to time party thereto.*
10.28	Team Health Inc. 2005 Long-Term Incentive Plan.*
10.29	Employment agreement dated October 4, 2004 between Team Health, Inc. and Gregory S. Roth, President and Chief Operating Officer.*
11.1	Statement re Computation of per Share Earnings.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Ernst & Young LLP, Registered Public Accounting Firm.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.

      (b) Financial Statement Schedule
      The following financial statement schedule is included in this Registration Statement:
Team Health, Inc.
Schedule II — Valuation and Qualifying Accounts
For the Years Ended December 31,
(In thousands)

	Balance at
	Beginning	Costs and			Balance at
	of Period	Expenses	Other	Deductions	End of Period

2004	$120,653	$563,483	$—	$557,785	$126,351
2003	$109,156	$479,267	$—	$467,770	$120,653
2002	$101,175	$396,605	$—	$388,624	$109,156
      All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.	Undertakings
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense in any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee, on August 16, 2005.

TEAM HEALTH, INC.

By:	/s/ Robert J. Abramowski

Name: Robert J. Abramowski

Title	Executive Vice President — Finance and Administration

POWER OF ATTORNEY
      Each of the undersigned officers and directors of Team Health, Inc., a Tennessee corporation, hereby constitutes and appoints Robert J. Abramowski and Robert C. Joyer, Esq. and each of them, severally, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution, in his or her name and on his or her behalf, to sign in any and all capacities this Registration Statement and any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any subsequent Registration Statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, and any and all amendments (including post-effective amendments) and exhibits thereto, and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on August 16, 2005.

Signature	Title

/s/ H. Lynn Massingale, M.D. H. Lynn Massingale, M.D.	Director, President, Chief Executive Officer and Assistant Secretary (principal executive officer)

/s/ Nicholas W. Alexos Nicholas W. Alexos	Director

/s/ Dana J. O’Brien Dana J. O’Brien	Director

/s/ Kenneth W. O’Keefe Kenneth W. O’Keefe	Director

/s/ Timothy P. Sullivan Timothy P. Sullivan	Director

/s/ Earl Holland Earl Holland	Director

/s/ Glenn Davenport Glenn Davenport	Director

/s/ David Jones David Jones	Chief Financial Officer, Treasurer and Assistant Secretary

/s/ Robert J. Abramowski Robert J. Abramowski	Executive Vice President — Finance and Administration (principal financial and accounting officer)

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement.*
3.1	Form of Restated Charter of Team Health, Inc.*
3.2	Form of By-laws of Team Health, Inc.*
4.1	Specimen common stock certificate.*
4.2	Indenture dated as of March 12, 1999 by and among Team Health, Inc., the Guarantors listed on the signature pages thereto and the United States Trust Company of New York.*
4.3	Supplemental Indenture dated March 28, 2001.*
4.4	Supplemental Indenture dated September 3, 2001.*
4.5	Supplemental Indenture dated May 31, 2002.*
4.6	Fourth Supplemental Indenture dated November 11, 2002.*
4.7	Fifth Supplemental Indenture dated September 9, 2003.*
4.8	Sixth Supplemental Indenture dated as of March 12, 2004.*
4.9	Indenture dated as of March 23, 2004 by and among Team Health, Inc., the Guarantors listed on the signature pages thereto, and the Bank of New York.*
4.10	Form of Exchange Note (included in Exhibit 4.9).*
4.11	Registration Rights Agreement dated as of March 12, 2004 by and among Team Health, Inc., the guarantors listed on the Schedule thereto, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
5.1	Opinion and consent of Kirkland & Ellis LLP.*
10.1	Registration Rights Agreement dated as of March 12, 1999 by and among Team Health, Inc., the guarantors listed on the signature pages thereto and Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities LLC and Fleet Securities, Inc.*
10.2	Purchase Agreement dated as of March 5, 1999 by and among Team Health, Inc. and the guarantors listed on the signature pages thereto and Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities LLC and Fleet Securities, Inc.*
10.3	Equity Deferred Compensation Plan of Team Health, Inc. effective January 25, 1999.*
10.4	Management Services Agreement dated as of March 12, 1999 by and among Team Health, Inc., Madison Dearborn Partners II, L.P., Beecken, Petty & Company, L.L.C. and Cornerstone Equity Investors LLC.*
10.5	Registration Agreement dated as of March 12, 1999 by and among Team Health, Inc., Team Health Holdings, L.L.C., Pacific Physician Services, Inc. and certain other shareholders of Team Health, Inc. who are from the to time party thereto.*
10.6	Registration Agreement dated as of March 12, 1999 by and among Team Health Holdings, L.L.C., each of the persons listed on Schedule A thereto and certain other securityholders of Team Health, Inc. who are from time to time party thereto.*
10.7	Trust Agreement dated as of January 25, 1999 by and among Team Health, Inc. and The Trust Company of Knoxville.*
10.8	Credit Agreement dated as of March 12, 1999 by and among Team Health, Inc., the banks, financial institutions and other institutional lenders named herein, Fleet National Bank, NationsBank, N.A., NationsBanc Montgomery Securities LLC and Donaldson, Lufkin & Jenrette Securities Corporation.*
10.9	Sheer Ahearn & Associates Plan Provision Nonqualified Excess Deferral Plan effective September 1, 1998.*
10.10	Amendment and Restatement of Emergency Professional Services, Inc. Deferred Compensation Plan effective January 31, 1996.*
10.11	Lease Agreement dated August 27, 1992 between Med: Assure Systems and Winston Road Properties for our corporate headquarters located at 1900 Winston Road, Knoxville, TN.*

Number	Description

10.12	Lease Agreement dated August 27, 1999 between Americare Medical Services, Inc. and Winston Road Properties for space located at 1900 Winston Road, Knoxville, TN.*
10.13	1999 Stock Option Plan of Team Health, Inc.*
10.14	Form of Employment Agreement for Dr. Massingale and Messrs. Hatcher, Sherlin, Joyner and Jones.*
10.15	Amendment No. 1 to Credit Agreement dated as of March 12, 1999.*
10.16	Amendment No. 1 to Security Agreement dated as June 30, 2001.*
10.17	Amendment No. 2 to Credit Agreement dated as of March 12, 1999.*
10.18	Credit Agreement dated May 1, 2002 among Team Health, Inc., The Banks, Financial Institutions and Other Institutional Lenders Named Therein, Fleet National Bank, Bank of America, N.A., and Banc of America Securities, LLC.*
10.19	Amendment No. 1 to Credit Agreement dated May 1, 2002.*
10.20	Amendment No. 2 to Credit Agreement dated May 1, 2002.*
10.21	Credit Agreement, dated as of March 23, 2004, by and among Team Health, Inc., Team Health Holdings, L.L.C., the Subsidiary Guarantors (as defined therein), the Lenders (as defined therein), and Bank of America, N.A.*
10.22	Security and Pledge Agreement, dated as of March 23, 2004, by and among Team Health, Inc., the Subsidiary Guarantors (as defined therein) and Bank of America, N.A.*
10.23	Holdings Pledge Agreement, dated as of March 23, 2004, by and among Team Health Holdings, L.L.C. and Bank of America, N.A.*
10.24	Borrower Pledge Agreement (Cayman Islands Subsidiary), dated as of March 23, 2004, by and among Team Health, Inc. and Bank of America, N.A.*
10.25	Team Health, Inc. Non-Qualified Supplemental Executive Retirement Plan dated as of January 1, 2004.*
10.26	Stockholders Agreement dated as of March 12, 1999 by and among Team Health, Inc., Team Health Holdings, L.L.C., Pacific Physicians Services, Inc., and certain other shareholders of the Team Health, Inc. who are from time to time party hereto.*
10.27	Securityholders Agreement dated as of March 12, 1999 by and among Team Health Holdings, L.L.C., each of the persons listed on Schedule A thereto and certain other securityholders of Team Health Holdings, L.L.C. who are from time to time party thereto.*
10.28	Team Health Inc. 2005 Long-Term Incentive Plan.*
10.29	Employment agreement dated October 4, 2004 between Team Health, Inc. and Gregory S. Roth, President and Chief Operating Officer.*
11.1	Statement re Computation of per Share Earnings.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Ernst & Young LLP, Registered Public Accounting Firm.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.